

Annual Report 2022

2022
HIGHLIGHTS



Ramaco Resources is among the lowest-cost "pure play" producers of metallurgical coal for the domestic and global steel industry. Over the next few years, we intend to more than double our production to 6.5 million tons per annum, while returning increasing levels of capital to shareholders. With minimal net debt, AROs, and legacy liabilities, Ramaco maintains some of the most conservative financial metrics in the industry. In addition to its world-class metallurgical mining assets, we are uniquely positioned to supply raw materials, such as rare earth elements, for new markets in infrastructure and advanced carbon-related products and materials. While we achieved record Adjusted EBITDA and net income each of the past two years, we anticipate 2023 to be another year of record Adjusted EBITDA and net income.



Adjusted EBITDA 2021-2022:
Up >159%



Net Income 2021-2022:
Up >192%



Annual Dividend
$20 million, from $0 in 2021

ADJUSTED EBITDA
($ IN MILLIONS)



NET INCOME
($ IN MILLIONS)



MET COAL PRODUCTION
(IN MILLIONS)



REVENUE
($ IN MILLIONS)



KEY STATISTICS

Revenue:

$566m

Net Income:

$116m

Net Income Per Share:

$2.60

Adjusted EBITDA:

$205m

Employees:

729

A) Adjusted EBITDA is a non-GAAP financial measure. It is defined and reconciled for 2020, 2021 and 2022 on page 67 of the 10-K for the year ended 2022, with is attached, and is defined and reconciled for the years 2018 and 2019 on page 117 of this Annual Report.

B) Met coal production includes a small amount of thermal coal byproduct, which is typically around 1% of total revenue.

Ramaco Sales Destinations — 2020-2022


Sweden
UK
Canada
Netherlands
Poland
Belgium
Germany
Ukraine
Czech Republic
Romania
USA
Spain
Italy
Turkey
South Korea
India
Brazil
South Africa

Key Metrics

	2018	2019	2020	2021	2022	Change 2021-2022
Total Tons Sold ('000)	1,721	1,872	1,723	2,286	2,450	**7%**
Revenue ($mm)	$228	$230	$169	$283	$566	**100%**
Cost of Sales ($mm)	$177	$163	$146	$195	$333	**70%**
Pricing of Company Produced ($/Ton)	$92	$109	$85	$108	$207	**91%**
Cash Cost of Sales - Company Produced ($/Ton)	$63	$73	$72	$70	$105	**50%**
Cash Margins on Company Produced ($/Ton)	$29	$36	$13	$38	$102	**165%**
Net Income ($mm)	$25	$25	($5)	$40	$116	**192%**
Diluted Earnings per Share	**$0.62**	**$0.61**	**($0.12)**	**$0.90**	**$2.60**	**189%**
Adjusted EBITDA ($mm)	**$42**	**$55**	**$19**	**$79**	**$205**	**159%**
Total Assets ($mm)	$188	$227	$229	$329	$596	**81%**
Total Liabilities ($mm)	$47	$57	$60	$118	$287	**143%**
Total Stockholders' Equity ($mm)	$141	$170	$169	$211	$309	**46%**
Cash ($mm)	$7	$6	$5	$22	$36	**63%**
Net Debt ($mm)	$3	$7	$12	$21	$92	**330%**
Asset Retirement Obligations ($mm)	$13	$15	$15	$23	$29	**28%**
Capital Expenditures ($mm)	$48	$46	$25	$29	$123	**317%**
Employees	**349**	**395**	**349**	**454**	**729**	**108%**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number: 001-38003

RAMACO RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-4018838 (I.R.S. Employer Identification No.)
250 West Main Street, Suite 1900 Lexington, Kentucky (Address of principal executive offices)	40507 (Zip Code)

(859) 244-7455
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered on which registered
Common Stock, $0.01 par value	METC	NASDAQ Global Select Market
9.00% Senior Notes due 2026	METCL	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued is audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of common stock held by non-affiliates of the registrant was $318.8 million.

As of February 28, 2023, the registrant had 44,451,850 shares of common stock outstanding.

Documents Incorporated by Reference:

Certain information required to be furnished pursuant to Part III of this Annual Report on Form 10-K is set forth in, and is hereby incorporated by reference herein from, the definitive proxy statement for our 2023 Annual General Meeting of Stockholders, to be filed by Ramaco Resources with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2022.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	Business	4
ITEM 1A.	Risk Factors	22
ITEM 1B.	Unresolved Staff Comments	52
ITEM 2.	Properties	52
ITEM 3.	Legal Proceedings	61
ITEM 4.	Mine Safety Disclosures	61
PART II		
ITEM 5.	Market for Registrant's Common Equity and Related Shareholder Matters	62
ITEM 6.	[Reserved]	62
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	63
ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	74
ITEM 8.	Financial Statements and Supplementary Data	75
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	104
ITEM 9A.	Controls and Procedures	104
ITEM 9B.	Other Information	104
ITEM 9C.	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections	105
PART III		
ITEM 10.	Directors, Executive Officers and Corporate Governance	105
ITEM 11.	Executive Compensation	105
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	105
ITEM 13.	Certain Relationships and Related Persons Transactions	105
ITEM 14.	Principal Accountant Fees and Services	105
PART IV		
ITEM 15.	Exhibits and Financial Statement Schedules	106
SIGNATURES		115

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this Annual Report on Form 10-K (the "Annual Report") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included in this report, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this report Annual Report.

Forward-looking statements may include statements about:

- risks related to the impact of the novel coronavirus ("COVID-19") global pandemic, such as the scope and duration of the outbreak, the health and safety of our employees, government actions and restrictive measures implemented in response, delays and cancellations of customer sales, supply chain disruptions and other impacts to the business, or our ability to execute our business continuity plans;
- anticipated production levels, costs, sales volumes and revenue;
- timing and ability to complete major capital projects;
- economic conditions in the metallurgical coal and steel industries generally, including any near-term or long-term downturn in these industries as a result of the COVID-19 global pandemic and related actions;
- expected costs to develop planned and future mining operations, including the costs to construct necessary processing, refuse disposal and transport facilities;
- estimated quantities or quality of our metallurgical coal reserves;
- our ability to obtain additional financing on favorable terms, if required, to complete the acquisition of additional metallurgical coal reserves as currently contemplated or to fund the operations and growth of our business;
- maintenance, operating or other expenses or changes in the timing thereof;
- the financial condition and liquidity of our customers;
- competition in coal markets;
- the price of metallurgical coal or thermal coal;
- compliance with stringent domestic and foreign laws and regulations, including environmental, climate change and health and safety regulations, and permitting requirements, as well as changes in the regulatory environment, the adoption of new or revised laws, regulations and permitting requirements;
- potential legal proceedings and regulatory inquiries against us;
- the impact of weather and natural disasters on demand, production and transportation;
- purchases by major customers and our ability to renew sales contracts;
- credit and performance risks associated with customers, suppliers, contract miners, co-shippers and traders, banks and other financial counterparties;
- geologic, equipment, permitting, site access and operational risks and new technologies related to mining;
- transportation availability, performance and costs;
- availability, timing of delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;
- timely review and approval of permits, permit renewals, extensions and amendments by regulatory authorities;
- our ability to comply with certain debt covenants;
- tax payments to be paid for the current fiscal year;
- our expectations relating to dividend payments and our ability to make such payments;
- the anticipated benefits and impacts of the Ramaco Coal, LLC ("Ramaco Coal") and Maben Coal, LLC ("Maben Coal") acquisitions;

- risks related to Russia's invasion of Ukraine and the international community's response;
- risks related to weakened global economic conditions and inflation; and
- other risks identified in this Annual Report that are not historical.

We caution you that these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of coal. Moreover, we operate in a very competitive and rapidly changing environment and additional risks may arise from time to time. It is not possible for our management to predict all of the risks associated with our business, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement and speak only as of the date of this Annual Report. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report.

**PART I**

Item 1. Business

Ramaco Resources, Inc. is a Delaware corporation formed in October 2016. Our common stock is listed on the NASDAQ Global Select Market under the symbol "METC". Our 9.00% Senior Notes due 2026 (the "Senior Notes") are listed on the NASDAQ Global Select Market under the symbol "METCL". Our principal corporate offices are located in Lexington, Kentucky. As used herein, "Ramaco Resources," "the Company," "we," "our," and similar terms include Ramaco Resources, Inc. and its subsidiaries, unless the context indicates otherwise.

General

We are an operator and developer of high-quality, low-cost metallurgical coal in southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We are a pure play metallurgical coal company with 62 million reserve tons and 1,156 million measured and indicated resource tons of high-quality metallurgical coal. We believe our advantaged reserve geology provides us with higher productivities and industry leading lower cash costs.

Our development portfolio primarily includes the following properties: Elk Creek, Berwind, Knox Creek and RAM Mine. We believe each of these properties possesses geologic and logistical advantages that make our coal among the lowest delivered-cost U.S. metallurgical coal to our domestic target customer base, North American blast furnace steel mills and coke plants, as well as international metallurgical coal consumers. In addition, the Company completed acquisitions of Ramaco Coal and Maben Coal in the second and third quarter of 2022, respectively. With the Ramaco Coal acquisition, we control mineral deposits near Sheridan, Wyoming along with facilities that house research and development activities. With the Maben Coal acquisition, we have obtained control of additional coal deposits in Wyoming County and Raleigh County, West Virginia.

Our operations include six active mines at our Elk Creek mining complex (the "Elk Creek Complex"). Development of this complex commenced in 2016 and included construction of a preparation plant and rail load-out facilities. The Elk Creek property consists of approximately 20,200 acres of controlled mineral rights and contains approximately 16 seams that we have targeted for production. The Company commenced expansion of the Elk Creek preparation plant during 2022 to increase production in future periods.

Development of our Berwind mining complex (the "Berwind Complex") began in late-2017. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the COVID-19 outbreak. In early-2021, as pricing and demand improved, Berwind development was restarted. We successfully reached the thicker Pocahontas No. 4 seam in late 2021. The Berwind property consists of approximately 62,500 acres of controlled mineral rights, including the December 2021 acquisition of "Amonate Assets" from subsidiaries of Coronado Global Resources Inc. ("Coronado") as described under "Our Projects – Berwind" below. The Amonate Assets include a processing plant located in our Berwind Complex, saving us transportation costs to our Knox Creek plant 26 miles away. The Berwind Complex experienced an ignition event during 2022 that resulted in idling mining operations for one of the active mines. Production restarted for the idle mine in the first quarter of 2023.

Our Knox Creek facility includes a preparation plant and 74,400 acres of controlled mineral rights that we expect to develop in the future. The Knox Creek preparation plant processes coal from our Berwind Complex (until the newly acquired plant at the Berwind Complex is fully up and running) as well as coal mined from the rights acquired in the Maben Coal transaction, discussed below, and coal purchased from third parties.

Our RAM Mine property is located in southwestern Pennsylvania, consists of approximately 1,567 acres of controlled mineral rights, and is scheduled for initial production after a mining permit is issued and market conditions warrant development.

The Ramaco Coal acquisition in 2022 provides the Company with 16,000 acres of controlled mineral rights that we expect to develop in the future, including possible rare earth elements, as well as a research and pilot facility related to the production of advanced carbon products and materials from coal.

The Maben Coal acquisition in 2022 provides the Company with 28,000 leased acres of controlled mineral rights, which includes coal deposits that may be mined currently by surface and high wall mining methods as well as developed in the future through deep mining.

As of December 31, 2022, our estimated aggregate annual production capacity is approximately 2.7 million clean tons of coal. We plan to complete development of our existing properties and increase annual production over the next few years to approximately 6.5 million clean tons of metallurgical coal annually, subject to market conditions, permitting, and additional capital deployment. We may also acquire additional reserves or infrastructure that contribute to our focus on advantaged geology and lower costs.

Metallurgical Coal Industry

Metallurgical coal is also known as "met coal " or "coking coal," and is a key component of the blast furnace steelmaking process. United States metallurgical coal mines are primarily located in the Appalachian area of the eastern U.S. Imported metallurgical coal has historically been uneconomic due to transportation costs and availability of domestic supply. Metallurgical coal is transported to domestic customers by truck, rail, barge and vessel. Metallurgical coal contracts in North America are typically 12-month, calendar year contracts where both prices and volumes are fixed. These contracts are normally negotiated and settled during the third and fourth quarters of the preceding calendar year.

U.S. metallurgical coal supply in excess of what can be consumed in North America is exported to the seaborne market and sold to buyers in Europe, South America, Africa, India and Asia. The U.S. is the second largest global supplier to the seaborne metallurgical coal market behind Australia. U.S. metallurgical coal exports are primarily sold to buyers in the Atlantic Basin market (customers in Europe, Brazil and Africa), and serve as swing supply to buyers in the Pacific Basin (customers in India, South Korea, Japan and China). U.S. metallurgical coal exports compete with Australian metallurgical coals that are generally produced at a lower cost, but are geographically disadvantaged to the Atlantic Basin. Conversely, Australian production has a much shorter logistical route to Pacific Basin customers. Any supply shortfall out of Australia, or increase in global demand beyond Australia's capacity, has historically been serviced by U.S. and Canadian metallurgical coal producers.

Export metallurgical coal pricing is determined utilizing a series of indices from a number of independent sources and is adjusted for coal quality. Contracted export volumes have terms that vary in duration from spot cargoes to one year, rarely exceeding one year. In some cases, indices are used to calculate pricing at the point that the coal changes hands. In other cases, an average value of indices over time may be utilized. While the term "benchmark" is still utilized, it too is determined based on index values, typically for the preceding three months.

Metallurgical coals are generally classified as high, medium or low-volatile ("vol"). Volatiles are products, other than water, that are released as gas or vapor when coal is converted to coke. Carbon is the primary element which remains when the volatiles are released.

Our Strategy

Our business strategy is to increase stockholder value through sustained earnings growth, cash flow generation and dividends by:

Developing and Operating Our Metallurgical Coal Properties. We have 62 million and 1,156 million measured and indicated tons of high-quality metallurgical coal reserves and resources, respectively, with attractive quality characteristics across high-volatility and low-volatility segments. This geologically advantaged resource and reserve base allows for flexible capital spending in challenging market conditions.

We plan to complete development of our existing properties and increase annual production over the next few years to approximately 6.5 million clean tons of metallurgical coal, subject to market conditions, permitting and additional capital deployment. We may also acquire additional reserves or infrastructure that contribute to our focus on advantaged geology and lower costs.

Being a Low-Cost U.S. Producer of Metallurgical Coal. Our reserve base presents advantaged geologic characteristics such as relatively thick coal seams at the deep mines, a low effective mining ratio at the surface mines, and desirable metallurgical coal quality. These characteristics contribute to a production profile that has a cash cost of production that is significantly below most U.S. metallurgical coal producers.

Maintaining a Conservative Capital Structure and Prudently Managing the Business for the Long Term. We are committed to maintaining a conservative capital structure with a reasonable amount of debt that will afford us the financial flexibility to execute our business strategies on an ongoing basis.

Enhancing Coal Purchase Opportunities. Depending on market conditions, we purchase coal from other independent producers. Purchased coal is complementary from a blending standpoint with our produced coals or it may also be sold as an independent product.

Demonstrating Excellence in Safety and Environmental Stewardship. We are committed to complying with both regulatory and our own high standards for environmental and employee health and safety requirements. We believe that business excellence is achieved through the pursuit of safer and more productive work practices.

Advancing our Initiatives in Rare Earth Elements and Advanced Carbon Products. We are also focused on critical mineral rare earth development as well as the potential commercialization of coal-to-carbon-based products and materials. These initiatives provide additional growth opportunities and upside potential in future periods.

Our Projects

Our properties are primarily located in southern West Virginia, southwestern Virginia, southwestern Pennsylvania, and northeastern Wyoming. The following map shows the location of our mining complexes and projects, excluding our property located in Wyoming:


Pittsburgh
Ram Mining Properties
Logan
Elk Creek Reserve
Raleigh
Wyoming
Maben
Kentucky
West Virginia
Pike
McDowell
Mercer
Virginia
Berwind Reserve
Tazewell
Buchanan
Amonate Reserve
Big Creek Reserve
Knox Creek Reserve

Elk Creek Mining Complex

Our Elk Creek Complex in southern West Virginia began production in late December 2016. The Elk Creek property consists of approximately 20,200 acres of controlled mineral and contains 16 seams that we believe are economically mineable. Nearly all our seams contain high-quality, high-volatile metallurgical coal accessible at or above drainage. Additionally, almost all of this coal is high-fluidity, which is an important factor for high-volatile metallurgical coal.

We control the majority of the coal and related mining rights within the existing permitted areas and our current mine plans, as well as the surface for our surface facilities, through lease agreements with McDonald Land Company. We estimate that the Elk Creek Complex contains reserves capable of yielding approximately 30 million tons of clean saleable metallurgical coal as well as measured and indicated metallurgical coal resource tons of 215 million. We expect many of the coal resources will be converted to reserves when further drilling and exploration is completed on the property. We estimate that the mine life for the Elk Creek Complex is over 20 years.

We currently market most of the coal produced from the Elk Creek Complex as a blended high-volatile A/B product. When segregated, a portion of our coal can be sold as a high-volatile A product for a premium. Our market for Elk Creek production is principally North American coke and steel producers. We also market our coal to European, South American, Asian and African customers, and occasionally to coal traders and brokers for use in filling orders for their blended products. Additionally, we seek to market a portion of our coal in the specialty coal markets that value low ash content.

We process our Elk Creek coal production through a 700 raw ton-per-hour preparation plant. The plant has a large-diameter (48") heavy-media cyclone, dual-stage spiral concentrators, froth flotation, horizontal vibratory and screen bowl centrifuges. Our rail load-out facilities at Elk Creek are capable of loading 4,000 tons per hour and a full 150-car unit train in under four hours. The load-out facility is served by the CSX railroad. We also have the ability to develop on controlled property a rail-loading facility on the Norfolk Southern railroad, which would facilitate dual rail service. We have not yet committed the capital for development of a Norfolk Southern rail facility.

The combined refuse capacity at the active disposal areas is expected to provide approximately 11 years of disposal life for our operations with additional refuse areas being permitted. We completed construction of a full complement of plate presses during 2020 to allow for dewatering material which then was being pumped as slurry to our impoundment. This equipment allows us to process all waste material for placement in areas designed for combined refuse disposal and maximize the life for disposal of fine waste rock in the pool of the impoundment.

A large portion of our controlled reserves are permitted through existing, issued permits. We currently have three planned and permitted mines within the Elk Creek Complex and one permitted inactive mine. We are actively pursuing multiple new permits.

On January 3, 2020, we entered into a mineral lease with the McDonald Land Company for coal reserves which, in many cases, are located immediately adjacent to our Elk Creek Complex. This leased property became available after the former base lease with another party was terminated. The prior lessee, who controlled the property since 1978, did not produce commercial amounts of coal from the property during their possession of the lease. While it is unusual to have a metallurgical reserve in this part of Central Appalachia remain idle for such an extended period of time, the configuration and location of the tracts lend themselves to be mined and processed far more efficiently from our Elk Creek property. The McDonald reserves have the same geologic advantages and low costs that are being experienced in our Elk Creek mines.

During 2022, we began work on a throughput upgrade at our Elk Creek Preparation plant. We expect this upgrade will raise the nameplate processing capacity to 1,150 raw tons per hour and our annual processing capacity from this complex to approximately three million tons per year. We expect that this upgrade will be completed in the second quarter of 2023. In order to meet this increased capacity, we also began development work on additional low-cost, high-volatile underground and surface mines at Elk Creek. These mines began production during the second quarter of 2022 and are expected to reach full levels of productivity during 2023.

Berwind Mining Complex

Our Berwind Complex is located on the border of West Virginia and Virginia and is well-positioned to fill the anticipated market for low-volatile coals. The Berwind property consists of approximately 62,500 acres of controlled mineral rights, including the Amonate acquisition. We estimate that the mine life for the Berwind Complex is over 20 years. We view Berwind as the second flagship complex for Ramaco.

Development of our Berwind Complex began in late-2017 in the thinner Pocahontas No. 3 seam and has since sloped up to current mining in the thicker Pocahontas No. 4 seam. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the economic effects of COVID-19. In early 2021, as pricing and demand improved, Berwind development resumed, and we successfully reached the Pocahontas No. 4 seam in late 2021. The Berwind Complex experienced an ignition event during the third quarter of 2022 that resulted in idling mining operations for one of the active mines. Production restarted for the idle mine in the first quarter of 2023.

We have the necessary permits for the Berwind Complex for our current and budgeted operations. A permit for our Squire Jim seam room-and-pillar underground mine was issued during 2020 and contains a large area of Squire Jim seam coal deposits. The Squire Jim seam of coal is the lowest known coal seam on the geologic column in this region, and due to depth of cover has never been significantly explored. At this point, we do not anticipate activating this mining permit.

In December 2021, we acquired the Amonate Assets from Coronado, pursuant to an asset purchase agreement. The acquisition included a mine complex located in McDowell County, West Virginia and Tazewell County, Virginia adjacent and contiguous to the Company's existing Berwind Complex. The assets primarily consist of high quality, low and mid-volatile metallurgical coal reserves and resources, much of which will be mined from the Company's Berwind Complex. Also purchased were several additional permitted mines and an idled 1.3 million ton per annum capacity coal preparation plant with a rail loading facility.

We began mine development on the Amonate Assets shortly after the acquisition. Production began in the first quarter of 2022. The preparation plant and rail loading facility were refurbished during 2022 and began operation in the fourth quarter of 2022. Rail service is provided by Norfolk Southern.

Knox Creek Mining Complex

The Knox Creek Complex consists of approximately 74,400 acres of controlled mineral, a 750 tons per hour preparation plant and a coal-loading facility along with a refuse impoundment. Rail service is provided by Norfolk Southern.

The Tiller Mine slope face-up and shafts were idled before our acquisition of the property. We have spent limited amounts of capital to review the feasibility of a high-vol A metallurgical deep mine in the Jawbone seam of coal. This seam is located slightly above the Tiller Seam and would be accessed via a short slope from within the existing Tiller seam mine. Jawbone coal could flow through the same portal and slope as the idle Tiller mine. Production is expected to resume once warranted by market conditions. We estimate that the mine life for the Knox Creek Complex is approximately 15 years.

From time to time, we process coal purchased from other independent producers at the Knox Creek preparation plant and load-out facilities. We may also process and load coal from our Berwind Complex at this facility until such time that the Berwind plant is fully up and running.

In the fourth quarter of 2019, we acquired multiple permits from various affiliates of Omega Highwall Mining, LLC. These permits are in close proximity to our Knox Creek preparation plant and loadout infrastructure, and provide immediate access to two separate mining areas in Southwestern Virginia. One is a deep mine permit in the Jawbone Seam, a geologically advantaged metallurgical coal reserve and resource. The second is a metallurgical surface mine in the Tiller seam that is mined via surface and highwall mining methods.

In August 2021, we began production at this new surface mine known as the Big Creek mine. We added a highwall miner in the fourth quarter of 2021.

RAM Mine

Our RAM Mine property is located in southwestern Pennsylvania, consists of approximately 1,567 acres of controlled mineral. Production of high-vol coal from the Pittsburgh seam is planned from a single continuous-miner room-and-pillar underground operation. The Pittsburgh seam, in close proximity to Pittsburgh area coke plants, has historically been a key feedstock for these coke plants. Operation of our RAM Mine coal reserve may require access to a newly constructed preparation plant and loading facility, third party processing, or direct shipment of raw coal product. Upon commencement of mining, we anticipate that the mine will produce at an annualized rate of between 300 and 500 thousand tons with an estimated 10-year mining life.

We expect that coal from the RAM Mine coal reserve will be transported to our customers by highway trucks, rail cars or by barge on river systems. In addition to close proximity to river barge facilities, our RAM Mine operations are also near Norfolk Southern rail access.

Our RAM Mine property initial production is subject to a final mining permit being issued and market conditions warrant development.

Maben

The Maben property is located in southern West Virginia and consists of approximately 28,000 acres of controlled mineral rights acquired from the purchase of Maben Coal in the third quarter of 2022. As part of the transaction, we assumed existing mining permits issued by the West Virginia Department of Environmental Protection, which authorize mining by both surface and highwall mining methods as well as by underground methods. The property also has issued permits covering an existing haul road as well as an active refuse disposal area together with a preparation plant and unit train loadout, neither of which had been constructed as of the closing date.

The Maben property contains various areas of high-quality low-vol metallurgical coal in the Sewell, Pocahontas 3, Pocahontas 4, and Pocahontas 6 seams of coal. The Company expects that coal contained in the Sewell seam will be mined by surface and high-wall mining methods. Initial production is expected to begin in the second quarter of 2023, reaching an annualized production rate of approximately 250,000 tons of low-volatile coal. The Company will consider deep mine development of coal contained in Pocahontas 3 and 4 seams at a future point. While the Company intends to utilize the Knox Creek preparation plant in the near term, such development would likely require construction of a new preparation plant and loadout as mentioned above.

Brook Mine

The property is located in northeastern Wyoming, near Sheridan, and consists of approximately 16,000 acres of controlled mineral rights and a research and development facility that were acquired as part of the purchase of Ramaco Coal in the second quarter of 2022. The property includes a thermal coal deposit and permit as well as occurrences of rare earth elements. The mine is currently undergoing mineral analysis and core drilling assessment to assess the potential concentrations of rare earth elements. This property is being used to support the Company's possible expansion into the manufacture and commercialization of advanced carbon products and materials from coal. The Company refers to this potentially new business line as "CORE" (Carbon Ore-Rare Earth), signifying its focus on carbon ore and rare earth elements.

Customers and Contracts

Coal prices differ substantially by region and are impacted by many factors including the overall economy, demand for steel, demand for electricity, location, market, quality and type of coal, mine operation costs and the cost of customer alternatives. The major factors influencing our business are the global economy and demand for steel.

We market the bulk of our production to North American integrated steel mills and coke plants, as well as international customers primarily in Europe, South America, Asia and Africa. Additionally, we market limited amounts of our production to various premium-priced specialty markets, such as foundry cokemakers, manufacturers of activated carbon products, and specialty metals producers.

Coal quality and volumes are stipulated in coal sales agreements and, in many cases, the annual pricing and volumes are fixed. Our contracts with customers typically require us to deliver coal with minimum specifications or qualities. Variances from these specifications or qualities are settled by means of price adjustments.

Generally, the Company's domestic sales contracts have terms of about one year and the pricing is typically fixed. Export sales have spot or term contracts, and pricing can be either fixed or derived against index-based pricing mechanisms.

We sold 2.5 million tons of coal during 2022. Of this, 58% was sold to North American markets and 42% was sold into export markets, excluding Canada. Principally, our export market sales were made to Europe. During 2022, sales to two customers accounted for approximately 38% of total revenue. No other customer accounted for 10% or more of our total revenue during 2022. If a major customer decided to stop purchasing coal or significantly reduced its purchases from us, revenue could decline and our operating results and financial condition could be adversely affected.

Trade Names, Trademarks and Patents

We do not have any registered trademarks or trade names for our traditional products and services or subsidiaries, and we do not believe that any trademark or trade name is material to our traditional business. The names of the seams in which we have coal reserves, and attributes thereof, are widely recognized in the metallurgical coal market. Trademarks related to CORE, the Company's potentially new business line, could become material depending on future developments.

In connection with CORE, the Company holds 53 intellectual property patents and pending patents related to the conversion of low-cost carbon ore into higher value carbon products as well as exclusive licensing agreements, all of which have a remaining duration of 15-20 years.

Competition

Our principal domestic competitors include Alpha Metallurgical Resources, Inc., Blackhawk Mining, LLC, Coronado Global Resources Inc., Arch Resources, Inc., Peabody Energy Corporation and Warrior Met Coal, Inc. We also compete in international markets directly with domestic companies and with companies that produce coal from one or more foreign countries, such as Australia, Canada, and Colombia. Many of these coal producers are larger than we are and have greater financial resources and larger reserve bases than we do.

Suppliers

Supplies used in our business include petroleum-based fuels, explosives, tires, conveyance structure, ventilation supplies, lubricants and other raw materials as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We believe adequate substitute suppliers and contractors are available, and we are not dependent on any one supplier or contractor. We continually seek to develop relationships with suppliers and contractors that focus on reducing our costs while improving quality and service.

Environmental, Health and Safety and Other Regulatory Matters

Our operations are subject to numerous federal, state, and local environmental, health and safety laws and regulations, such as those relating to permitting and licensing matters, employee health and safety, reclamation and restoration of mining properties, water discharges, air emissions, plant and wildlife protection, the storage, treatment and disposal of certain materials (including solid and hazardous wastes), remediation of contaminants, surface subsidence from underground mining and the effects of mining on surface water and groundwater conditions.

Compliance with these laws and regulations may be costly and time-consuming, delay commencement, continuation or expansion of exploration or production at our facilities, and depress demand for our products by imposing more stringent requirements and limits on our customers' operations. Moreover, these laws are constantly evolving and the trend has been for increasingly complex and stringent regulation over time. New legislative or administrative proposals, or judicial interpretations of existing laws and regulations related to the protection of the environment could result in substantially increased capital, operating and compliance costs.

Due in part to these extensive and comprehensive regulatory requirements and ever-changing interpretations of these requirements, violations of these laws can occur from time to time in our industry and also in our operations. Expenditures relating to environmental compliance are a major cost consideration for our operations and safety and compliance is a significant factor in mine design, both to meet regulatory requirements and to minimize long-term environmental liabilities.

The following is a summary of the various federal and state environmental and similar regulations that have a material impact on our business:

Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act of 1977 (the "SMCRA") establishes comprehensive operational, reclamation and closure standards for our mining operations and requires that such standards be met during the course of and following completion of mining activities. The SMCRA also stipulates compliance with many other major environmental statutes, including the Clean Air Act (the "CAA"), the Clean Water Act (the "CWA"), the Endangered Species Act (the "ESA"), the Resource Conservation and Recovery Act (the "RCRA") and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the "CERCLA"). Permits for all mining operations must be obtained from the United States Office of Surface Mining Reclamation and Enforcement (the "OSMRE") or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. Our operations are located in West Virginia, Virginia, and Pennsylvania, which have achieved primary jurisdiction for enforcement of SMCRA through approved state programs.

The SMCRA imposes a complex set of requirements covering all facets of coal mining. SMCRA regulations govern, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, disposal of excess spoil and coal refuse, protection of the hydrologic balance, and suitable post mining land uses.

From time to time, the OSMRE will also update its mining regulations under the SMCRA. For example, the OSMRE has previously sought to impose stricter stream protection requirements by requiring more extension pre-mining and baseline data for coal mining operations. The rule was disapproved by Congress pursuant to the Congressional Review Act. However, whether Congress will enact future legislation to require a new stream protection rule remains uncertain. The existing rules, or other new SMCRA regulations, could result in additional material costs, obligations and restrictions upon our operations.

Abandoned Mine Lands Fund. The SMCRA also imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the Abandoned Mine Reclamation Fund (the "AML Fund"), which is used to restore unreclaimed and abandoned mine lands mined before 1977. The adjusted fees proposed in the Interim Final Rule per ton for October 1, 2021 through September 30, 2034 are (i) 22.4 cents per ton for surface-mined anthracite, bituminous, and subbituminous coal if the value per ton is $2.24 per ton or more, (ii) 9.6 cents per ton for underground-mined anthracite, bituminous, and subbituminous coal if the value per ton is $0.96 per ton, and (iii) 6.4 cents per ton for surface- and underground-mined lignite coal if the value per ton is $3.20 per ton or more. . The Interim Final Rule took effect in August 2022. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our experience related to similar activities. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Mining Permits and Approvals. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state, and local authorities data detailing the effect or impact that any proposed exploration project for production of coal may have upon the environment, the public and our employees. The permitting rules are complex and continuously updated, and may be subject to discretionary interpretations by regulators. Further, the laws, rules, and regulations that govern our mining operations authorize substantial fines and penalties, including revocation or suspension of mining permits under some circumstances. Monetary sanctions and, in certain circumstances, even criminal sanctions may be imposed for failure to comply with these laws. Compliance with required permits and associated regulations may have a material adverse impact on our operations, earnings, or financial condition.

Applications for permits and permit renewals associated with our mining operations are also subject to public comment and potential legal challenges from third parties seeking to prevent a permit from being issued, or to overturn the applicable agency's grant of the permit. Should our permitting efforts become subject to such challenges, the permits may not be issued in a timely fashion, may impose requirements which restrict our ability to conduct our mining operations or to do so profitably, or may not be issued at all. Any delays, denials, or revocation of these or other similar permits we need to operate could reduce our production and materially adversely impact our cash flow and results of our operations.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators must also submit a reclamation plan for restoring the mined property to its prior condition, productive use or other permitted condition. The conditions of certain permits also require that we obtain surface owner consent if the surface estate has been split from the mineral estate. This requires us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

Finally, we typically submit necessary mining permit applications several months, or even years, before we anticipate mining a new area. However, we cannot control the pace at which the government issues permits needed for new or ongoing operations. For example, the process of obtaining CWA permits can be particularly time-consuming and subject to delays and denials. The Environmental Protection Agency (the "EPA") also has the authority to veto permits issued by the U.S. Army Corps. of Engineers (the "Corps") under the CWA's Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. Even after we obtain the permits that we need to operate, many of the permits must be periodically renewed, or may require modification. There is some risk that not all existing permits will be approved for renewal, or that existing permits will be approved for renewal only upon terms that restrict or limit our operations in ways that may be material.

Financial Assurance. Federal and state laws require a mine operator to secure the performance of its reclamation and lease obligations under the SMCRA through the use of surety bonds or other approved forms of financial security for payment of certain long-term obligations, including mine closure or reclamation costs. The changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities under the SMCRA permits including for reclamation. In response to these bankruptcies, the OSMRE issued a policy advisory in August 2016 to state agencies that was intended to discourage authorized states from approving self-bonding arrangements (the "Policy Advisory"). Although the Policy Advisory was rescinded in October 2017, certain states, including Virginia, had previously announced that they would no longer accept self-bonding to secure reclamation obligations under the state mining laws. Additionally, in March 2018, the Government Accounting Office recommended that Congress consider amending the SMCRA to eliminate the availability of self-bonding to guarantee responsibilities under SMCRA permits. Individually and collectively, these and future revised various financial assurance requirements may increase the amount of financial assurance needed and limit the types of acceptable instruments, straining the capacity of the surety markets to meet demand. This may delay the timing for and increase the costs of obtaining the required financial assurance.

We use surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs and other miscellaneous obligations. The bonds are renewable on a yearly basis. Surety bond rates have increased in recent years and the market terms of such bonds have generally become less favorable. Sureties typically require coal producers to post collateral, often having a value equal to 40% or more of the face amount of the bond. As a result, we may be required to provide collateral, letters of credit or other assurances of payment in order to obtain the necessary types and amounts of financial assurance. Under our surety bonding program, we are not currently required to post any letters of credit or other collateral to secure the surety bonds; obtaining letters of credit in lieu of surety bonds could result in a significant cost increase. Moreover, the need to obtain letters of credit may also reduce amounts that we can borrow under any senior secured credit facility for other purposes. If, in the future, we are unable to secure surety bonds for these obligations and are forced to secure letters of credit indefinitely or obtain some other form of financial assurance at too high of a cost, our profitability may be negatively affected.

We intend to maintain a credit profile that precludes the need to post collateral for our surety bonds. Nonetheless, our surety has the right to demand additional collateral at its discretion.

Some international customers require new suppliers to post performance guarantees during the initial stages of qualifying to become a long-term supplier. To date we have not had to provide a performance guarantee, but it is possible that such a guarantee could be required in the future.

Mine Safety and Health. The Federal Mine Safety and Health Act of 1977, as amended (the "MINE Act") and the Mine Improvement and New Emergency Response Act of 2006 (the "MINER Act"), and regulations issued under these federal statutes, impose stringent health and safety standards on mining operations. The regulations that have been adopted under the Mine Act and the MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, roof control, ventilation, blasting, use and maintenance of mining equipment, dust and noise control, communications, emergency response procedures, and other matters. The Mine Safety and Health Administration (the "MSHA") regularly inspects mines to ensure compliance with regulations promulgated under the Mine Act and MINER Act.

Pennsylvania, West Virginia, and Virginia all have similar programs for mine safety and health regulation and enforcement. The various requirements mandated by federal and state statutes, rules, and regulations place restrictions on our methods of operation and result in fees and civil penalties for violations of such requirements or criminal liability for the knowing violation of such standards, significantly impacting operating costs and productivity.

The regulations enacted under the Mine Act and MINER Act as well as under similar state acts are routinely expanded or made more stringent, raising compliance costs and increasing potential liability. Our compliance with current or future mine health and safety regulations could increase our mining costs. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of our operations. If we were to be found in violation of mine safety and health regulations, we could face penalties or restrictions that may materially and adversely impact our operations, financial results and liquidity.

In addition, government inspectors have the authority to issue orders to shut down our operations based on safety considerations under certain circumstances, such as imminent dangers, accidents, failures to abate violations, and unwarrantable failures to comply with mandatory safety standards. If an incident were to occur at one of our operations, it could be shut down for an extended period of time, and our reputation with prospective customers could be materially damaged. Moreover, if one of our operations is issued a notice of pattern of violations, then MSHA can issue an order withdrawing the miners from the area affected by any enforcement action during each subsequent significant and substantial ("S&S") citation until the S&S citation or order is abated.

Workers' Compensation and Occupational Disease. We are insured for workers' compensation benefits for work related injuries that occur within our United States operations. We retain insurance coverage for all of our subsidiaries and are insured for the statutory limits. Workers' compensation liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments using historical data of the operating subsidiary or combined insurance industry data when historical data is limited. State workers' compensation acts typically provide for an exception to an employer's immunity from civil lawsuits for workplace injuries in the case of intentional torts. However, West Virginia's workers' compensation act provides a much broader exception to workers' compensation immunity. The exception allows an injured employee to recover against his or her employer where he or she can show damages caused by an unsafe working condition of which the employer was aware that was a violation of a statute, regulation, rule or consensus industry standard. These types of lawsuits are not uncommon and could have a significant impact on our operating costs.

In addition, we obtained from a third-party insurer a workers' compensation insurance policy, which includes coverage for medical and disability benefits for occupational disease under the Federal Coal Mine Health and Safety Act of 1969 and the Mine Act. Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970.

The Patient Protection and Affordable Care Act of 2010 includes significant changes to the federal black lung program including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and the establishment of a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. In addition to possibly incurring liability under federal statutes, we may also be liable under state laws for black lung claims.

Clean Air Act. The CAA and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include CAA permitting requirements and emission control requirements relating to air pollutants, including particulate matter such as fugitive dust. The CAA indirectly impacts coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In addition to the greenhouse gas ("GHG") issues discussed below, the air emissions programs that may materially and adversely affect our operations, financial results, liquidity, and demand for our coal, directly or indirectly, include, but are not limited to, the following:

- *Cross-State Air Pollution Rule.* In July 2011, the EPA finalized the Cross-State Air Pollution Rule (the "CSAPR"), a cap-and-trade program that requires 28 states in the Midwest and eastern seaboard of the U.S. to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. In May 2017, the EPA further limited summertime (May-September) nitrogen oxide emissions from power plants in 22 states in the eastern United States in the CSAPR Update Rule. For states to meet these requirements, a number of coal-fired electric generating units will likely need to be retired, rather than retrofitted with the necessary emission control technologies, reducing demand for thermal coal. Moreover, in September 2019, the United States Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") remanded the CSAPR Update Rule to the EPA on the grounds that it failed to timely require upwind states to control or eliminate their contribution to ozone and/or fine particulate matter in downwind states, as required under the CAA. In October 2020, the EPA proposed a Revised CSAPR Update Rule in response to the D.C. Circuit's ruling, which was finalized in April 2021. The final rule resolves 21 states' outstanding interstate pollution transport obligations and would require additional emissions reductions of nitrogen oxides from power plants in 12 states. Imposition of stricter deadlines for controlling downwind contribution could accelerate unit retirements or the need to implement emission control strategies. Any reduction in the amount of coal consumed by electric power generators as a result of these limitations could decrease demand for thermal coal.

- *Acid Rain*. Title IV of the CAA requires reductions of sulfur dioxide emissions by electric utilities and applies to all coal-fired power plants generating greater than 25 megawatts of power. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. These reductions could impact our customers in the electric generation industry. These requirements are not supplanted by CSAPR.

- *NAAQS for Criterion Pollutants.* The CAA requires the EPA to set standards, referred to as National Ambient Air Quality Standards ("NAAQS"), for six common air pollutants: carbon monoxide, nitrogen dioxide, lead, ozone, particulate matter and sulfur dioxide. Areas that are not in compliance (referred to as "non-attainment areas") with these standards must take steps to reduce emissions levels. The EPA has adopted NAAQS for carbon monoxide, nitrogen dioxide, sulfur dioxide, particulate matter and ground-level ozone. The CAA further requires the EPA to periodically review and revise the NAAQS, resulting in the trend of more stringent standards over time. States with non-attainment areas must adopt a state implementation plan that demonstrates compliance with the existing or new air quality standards. These plans could require significant additional emissions control expenditures at coal-fired power plants. New rules and standards may also impose additional emissions control requirements on our customers in the electric generation, steelmaking, and coke industries. Because coal mining operations emit particulate matter and sulfur dioxide, our mining operations could be affected when the new standards are implemented by the states.

- *Mercury and Hazardous Air Pollutants*. The EPA has established emission standards for mercury and other metal, fine particulates, and acid gases from coal- and oil-fired power plants through the Mercury and Air Toxics Standards ("MATS") rule. Like CSAPR, MATS and other similar future regulations could accelerate the retirement of a significant number of coal-fired power plants. Such retirements would likely adversely impact our business.

Global Climate Change. Climate change continues to attract considerable public and scientific attention. There is widespread concern about the contributions of human activity to such changes, especially through the emission of GHGs. Numerous reports from scientific and governmental bodies such as the United Nations Intergovernmental Panel on Climate Change have expressed heightened concerns about the impacts of human activity, especially fossil fuel combustion, on the global climate. There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers is a source of GHGs. Third, coal mining itself can release methane, which is considered to be a more potent GHG than carbon dioxide, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, state and local levels of government to monitor and limit emissions of GHGs. Collectively, these initiatives could result in higher electric costs to our customers or lower the demand for coal used in electric or steel generation, which could in turn adversely impact our business.

At present, we are principally focused on metallurgical coal production, which is not used in connection with the production of power generation. However, we may seek to sell greater amounts of our coal into the power-generation market in the future. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, or if our customers are unable to obtain financing for their operations.

At the international level, in April 2016, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France, which resulted in an agreement intended to nationally determine their contributions and set GHG emission reduction goals every five years beginning in 2020. In November 2019, plans were formally announced for the U.S. to withdraw from the Paris Agreement with an effective exit date in November 2020. In February 2021, the current administration announced reentry of the U.S. into the Paris Agreement along with a new "nationally determined contribution" for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. In addition, shortly after taking office in January 2021, President Biden issued a series of executive orders designed to address climate change. In November 2021, the 26th Conference of the Parties to the United Nations Framework on Climate Change concluded with the finalization of the Glasgow Climate Pact, which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector. Forty-six countries signed onto a Global Coal to Clean Energy Transition Statement, committing to transition away from unabated coal power generation by about 2030 for "major economies" and a global transition by roughly 2040. Most recently, at the 27th conference of parties ("COP27"), President Biden announced the EPA's proposed standards to reduce methane emissions from existing oil and gas sources, and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Various state and local governments have also publicly committed to furthering the goals of the Paris Agreement. International commitments, reentry into the Paris Agreement and President Biden's executive orders may result in the development of additional regulations or changes to existing regulations.

The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. In August 2022, President Biden signed the Inflation Reduction Act of 2022 into law. The Inflation Reduction Act of 2022 also provides significant funding and incentives for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change. Furthermore, the EPA has determined that emissions of GHGs present an endangerment to public health and the environment, because emissions of GHGs are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA, over time, has attempted to restrict emissions of GHGs under existing provisions of the CAA. For example, in August 2015, the EPA finalized the

Clean Power Plan (the "CPP") to cut carbon emissions from existing power plants, which did not formally go into effect because the Supreme Court stayed its implementation in February 2016. In July 2019, the EPA adopted the Affordable Clean Energy Rule (the "ACE Rule") that repealed and replaced the CPP. The ACE Rule required states to set appropriate GHG emission standards for power plants within their jurisdiction based upon the application of "candidate" heat rate improvement measures. The D.C. Circuit repealed the ACE Rule in January 2021. In February 2021, the EPA issued a memorandum stating the agency's position that neither the Clean Power Plan nor the ACE Rule are in effect, and future regulation of carbon dioxide emissions from existing power generation facilities remains uncertain. The outcome of this litigation, any future rules or future GHG emission standards may encourage a shift away from coal-fired power generation, adversely impacting the market for our product. The Inflation Reduction Act of 2022 also provides significant funding for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change.

Additionally, on March 21, 2022, the SEC issued a proposed rule regarding the enhancement and standardization of mandatory climate-related disclosures. The proposed rule would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including, but not limited to, information about the registrant's governance of climate-related risks and relevant risk management processes; climate-related risks that are reasonably likely to have a material impact on the registrant's business, results of operations, or financial condition and their actual and likely climate-related impacts on the registrant's business strategy, model, and outlook; climate-related targets, goals and transition plan (if any); certain climate-related financial statement metrics in a note to their audited financial statements; Scope 1 and Scope 2 GHG emissions; and Scope 3 GHG emissions and intensity, if material, or if the registrant has set a GHG emissions reduction target, goal or plan that includes Scope 3 GHG emissions. Although the proposed rule's ultimate date of effectiveness and the final form and substance of these requirements is not yet known and the ultimate scope and impact on our business is uncertain, compliance with the proposed rule, if finalized, may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

At the state level, several states, including Pennsylvania and Virginia, have already adopted measures requiring GHG emissions to be reduced within state or regional boundaries, including cap-and-trade programs and the imposition of renewable energy portfolio standards. Various states and regions have also adopted GHG initiatives and certain governmental bodies, have imposed, or are considering the imposition of, fees or taxes based on the emission of GHGs by certain facilities. A number of states have also enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. Furthermore, many state and local leaders have intensified or stated their intent to intensify efforts to support international climate commitments and treaties.

The extent of future regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of GHG emissions could decrease demand for thermal coal, thereby reducing our revenue and adversely affecting our business and results of operations. We or prospective customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards.

Finally, there have been attempts to encourage the reduction of coalbed methane emissions because methane has a greater GHG effect than carbon dioxide and can give rise to safety concerns. For example, the EPA has established the Coalbed Methane Outreach Program in an effort to mitigate methane emissions from underground coal mines through voluntary initiatives and outreach in partnership with the coal industry. If new laws or regulations were introduced to reduce coalbed methane emissions, those rules could adversely affect our costs of operations by requiring installation of air pollution controls, higher taxes, or costs incurred to purchase credits that permit us to continue operations.

Clean Water Act. The CWA and corresponding state laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. Likewise, permits are required under the CWA to construct impoundments, fills or other structure in areas that are designated as waters of the United States. For example, prior to placing fill material in waters of the United States, such as with the construction of a valley fill, coal mining companies are required to obtain a permit from the Corps under Section 404 of the CWA. The permit can be either a Nationwide Permit ("NWP"), normally NWP 21, 49 or 50 for coal mining activities, or a more complicated individual permit. NWPs are designed to allow for an expedited permitting process, while individual permits involve a longer and more detailed review process. The EPA has the authority to veto permits issued by the Corps under the CWA's Section 404 program that prohibits the discharge of dredged or fill material into regulated waters without a permit. Additionally, recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements, such as an April 2020 decision further defining the scope of the CWA, wherein the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit.

Prior to discharging any pollutants into waters of the United States, coal mining companies must obtain a National Pollutant Discharge Elimination System ("NPDES") permit from the appropriate state or federal permitting authority. NPDES permits include effluent limitations for discharged pollutants and other terms and conditions, including required monitoring of discharges. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Potential changes in state and federally recommended water quality standards may result in the issuance or modification of permits with new or more stringent effluent limits or terms and conditions. For instance, waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load ("TMDL") regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment. Likewise, the water quality of certain receiving streams requires an anti-degradation review before approving any discharge permits. TMDL regulations and anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits. In addition, in certain circumstances private citizens may challenge alleged violations of NPDES permit limits in court. Recently, certain citizen groups have filed lawsuits alleging ongoing discharges of pollutants, including selenium and conductance, from valley fills located at certain mining sites in some of the regions where we operate. In West Virginia, several of these cases have been successful for the challengers. While it is difficult to predict the outcome of any potential or future suits, such litigation could result in increased compliance costs following the completion of mining at our operations.

Finally, in June 2015, the EPA and the Corps published a new definition of "waters of the United States" ("WOTUS") that would have expanded areas requiring NPDES or Corps Section 404 permits. This definition never took effect as it was replaced by the Navigable Waters Protection Rule (the "NWPR") in December 2019. A coalition of states and cities, environmental groups and agricultural groups challenged the NWPR, which was vacated by the U.S. District Court for the District of Arizona in August 2021. The EPA is undergoing a rulemaking process to redefine the definition of WOTUS, which could be impacted by the U.S. Supreme Court's upcoming decision in *Sackett v. EPA*, a case regarding the proper test in determining whether wetlands qualify as WOTUS. A final rule, known as "Rule 1" was announced by the EPA and the Corps in December 2022. The EPA and Corps are expected to propose a second rule, known as "Rule 2," further refining Rule 1 by November 2023 and issue a final rule by July 2024. To the extent a new rule or further litigation expands the scope of the CWA's jurisdiction, the CWA permits we need may not be issued, may not be issued in a timely fashion, or may be issued with new requirements which restrict our ability to conduct mining operations or to do so profitably.

Resource Conservation and Recovery Act. The RCRA and corresponding state laws establish standards for the management of solid and hazardous wastes generated at our various facilities. Besides affecting current waste disposal practices, the RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices. In addition, the RCRA requires certain of our facilities to evaluate and respond to any past release, or threatened release, of a hazardous substance that may pose a risk to human health or the environment.

The RCRA may affect coal mining operations by establishing requirements for the proper management, handling, transportation and disposal of solid and hazardous wastes. For example, the EPA regulates coal ash as a solid waste under Subtitle D of the RCRA through its coal combustion residuals ("CCR") rule. This rule establishes limits for the location of new sites and requires closure of sites that fail to meet prescribed engineering standards, regular inspections of impoundments, and immediate remediation and closure of unlined ponds that are polluting ground water. As initially promulgated, the rule exempted closed coal ash impoundments located at inactive facilities and allowed for the continued operation of unlined or clay-lined ponds that were not polluting groundwater. In January 2022, the EPA announced several actions with respect to the CCR rule, including reiterating that surface impoundments cannot be closed with coal ash in contact with groundwater (in connection with the proposed denial of closure deadline extensions due to failure of a permittee to demonstrate compliance with coal combustion residuals rules – the EPA took final action to deny the request in November 2022) and establishing a federal permitting scheme for the disposal of coal ash and establishing regulations for legacy coal ash surface impoundments. Additionally, in December 2016, Congress passed the Water Infrastructure Improvements for the Nation Act, which provided for the establishment of state and EPA permit programs for the control of coal combustion residuals and authorizes states to incorporate the EPA's final rule for coal combustion residuals or develop other criteria that are at least as protective as the final rule. These requirements, as well as any future changes in the management of coal combustion residuals, could increase our customers' operating costs and potentially reduce their ability or need to purchase coal. In addition, contamination caused by the past disposal of coal combustion residuals, including coal ash, could lead to material liability for our customers under the RCRA or other federal or state laws and potentially further reduce the demand for coal.

Currently, certain coal mine wastes, such as earth and rock covering a mineral deposit (commonly referred to as overburden) and coal cleaning wastes, are exempted from hazardous waste management under the RCRA. Any change or reclassification of this exemption could significantly increase our coal mining costs.

Comprehensive Environmental Response, Compensation and Liability Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. These liabilities could be significant and materially and adversely impact our financial results and liquidity.

Endangered Species and Bald and Golden Eagle Protection Acts. The ESA and similar state legislation protect species designated as threatened, endangered or other special status. The U.S. Fish and Wildlife Service (the "USFWS") works closely with the OSMRE and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. Several species indigenous to the areas in which we operate area protected under the ESA. Other species in the vicinity of our operations may have their listing status reviewed in the future and could also become protected under the ESA. In addition, the USFWS has identified bald eagle habitats in some of the counties where we operate. The Bald and Golden Eagle Protection Act prohibits taking certain actions that would harm bald or golden eagles without obtaining a permit from the USFWS. Compliance with the requirements of the ESA and the Bald and Golden Eagle Protection Act could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. There is also increasing interest in nature-related matters beyond protected species, such as general biodiversity, which may similarly require us or our customers to incur costs or take measures which may adversely impact our business or operations.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Due to these regulations, we will incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to various regulatory requirements. For example, the Department of Homeland Security requires facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) to complete a screening review. Our mines are low risk, Tier 4 facilities which are not subject to additional security plans. The adoption of future, more stringent standards related to the use of explosives could materially adversely impact our cost or ability to conduct our mining operations.

National Environmental Policy Act. The National Environmental Policy Act (the "NEPA") requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment, such as issuing a permit or other approval. In the course of such evaluations, an agency will typically prepare an environmental assessment to determine the potential direct, indirect and cumulative impacts of a proposed project. Where the activities in question have significant impacts to the environment, the agency must prepare an environmental impact statement. Compliance with the NEPA can be time-consuming and may result in the imposition of mitigation measures that could affect the amount of coal that we are able to produce from mines on federal lands, and may require public comment. Furthermore, whether agencies have complied with the NEPA is subject to protest, appeal or litigation, which can delay or halt projects. The NEPA review process, including potential disputes regarding the level of evaluation required for climate change impacts, may extend the time and/or increase the costs and difficulty of obtaining necessary governmental approvals, and may lead to litigation regarding the adequacy of the NEPA analysis, which could delay or potentially preclude the issuance of approvals or grant of leases.

On July 16, 2020, the Council on Environmental Quality ("CEQ") revised NEPA's implementing regulations to make the NEPA process more efficient, effective, and timely. The rule required federal agencies to develop procedures consistent with the new rule within one year of the rule's effective date (which was extended to two years in June 2021). These regulations are subject to ongoing litigation in several federal district courts, and in October 2021, CEQ issued a notice of proposed rulemaking to amend the NEPA regulatory changes adopted in 2020 in two phases. Phase I of CEQ's proposed rulemaking process was finalized on April 20, 2022, and generally restored provisions that were in effect prior to 2020. It is anticipated that Phase II of the proposed rulemaking will propose further revisions to ensure the NEPA process "provides for efficient and effective environmental reviews," and meets environmental, environmental justice, and climate change objectives. These rules could create additional delays and costs in the NEPA review process or in our operations, or even an inability to obtain necessary federal approvals for our operations due to the increased risk of legal challenges from environmental groups seeking additional analysis of climate impacts.

Other Environmental Laws. We are required to comply with numerous other federal, state, and local environmental laws and regulations in addition to those previously discussed. These additional laws include but are not limited to the Safe Drinking Water Act, the Toxic Substances Control Act, and the Emergency Planning and Community Right-to-Know Act. Each of these laws can impact permitting or planned operations and can result in additional costs or operational delays.

Seasonality

Our primary business is not materially impacted by seasonal fluctuations. Demand for metallurgical coal is generally more heavily influenced by other factors such as the general economy, interest rates and commodity prices.

Cybersecurity Risk Management

Like most companies, we have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, process and record financial and operating data, communicate with our business partners, analyze mine and mining information, estimate quantities of coal reserves, and perform other activities related to our business. Inherent in the use of these technologies is the risk of cyber intrusions, denial of service attacks, and other potential cyber misconduct. The Company has taken a balanced approach to help minimize cyber risk exposure, which includes the development of an incident response team, performing due diligence on third parties, and conducting response team exercises and system-wide cybersecurity testing.

Human Capital Resources

We believe our employees are a competitive advantage. We seek to foster a culture that supports diversity, equity and inclusion, and strive to provide a safe, healthy and rewarding work environment with opportunities for growth. We had 725 employees as of December 31, 2022, including our named executive officers, and nearly all of our employees are full-time employees. None of our employees are covered by collective bargaining agreements, and we have not experienced any strikes or work stoppages related to labor relation issues. We believe we have good relations with our employees. Our human capital resources objectives include, as applicable, identifying, recruiting, training, retaining, incentivizing and integrating our existing and additional employees. We also depend on experienced contractors and third-party consultants to conduct some of our day-to-day activities. We plan to continue to use the services of many of these contractors and consultants.

Safety Philosophy. We have a comprehensive health and safety program based on the core belief that all accidents and occupational illnesses are preventable. We believe that:

- Business excellence is achieved through the pursuit of safer and more productive work practices.
- Any task that cannot be performed safely should not be performed.
- Working safely is a requirement of our employees.
- Controlling the work environment is important, but human behavior within the work environment is paramount.
- Safety starts with individual decision-making—all employees must assume a share of responsibility for acts within their control that pose a risk of injury to themselves or fellow workers.
- All levels of the organization must be proactive in implementing safety processes that promote a safe and healthy work environment.
- Consequently, we are committed to providing a safe work environment; providing our employees with proper training and equipment; and implementing safety and health rules, policies and programs that foster safety excellence.

Our safety program includes a focus on the following:

- *Hiring the Right Workers*. Our hiring program includes significant pre-employment screening and reference checks.
- *Safety Incentives*. We have a compensation system that encourages and rewards excellent safety performance.
- *Communication*. We conduct regular safety meetings with the frequent involvement of senior management to reinforce the "tone at the top."
- *Drug and Alcohol Testing*. We require pre-employment drug screening as well as regular random drug testing that exceeds regulatory requirements.
- *Continuous Improvement Programs*. We track key safety performance metrics, including accident rates, violation types and frequencies. We have specific targets in these areas, and we measure performance against these targets. Specific action plans are implemented for targeted improvement in areas where performance falls below our expectations.
- *Training*. Our training program includes comprehensive new employee orientation and training, annual refresher training and task training components. These training modules are designed to reinforce our high safety expectations. Work rules and procedures are a key element of this training.
- *Accident Investigation*. We have a structured accident investigation procedure that identifies root causes of accidents as well as actions necessary to prevent reoccurrence. We focus on near misses and close calls as a means of attempting to prevent more serious accidents from occurring.
- *Safety Audits*. We conduct periodic safety audits that include workplace examinations, including observation of workers at work, as well as safety program reviews. Both internal and external resources are utilized to conduct these audits.
- *Employee Performance Improvement*. A key element of our safety program is the recognition that safe work practices are a requirement of employment. We identify employee performance which is below expectations and develop specific action plans for improvement.
- *Employee Involvement*. The key to excellent safety is employee involvement and engagement. We foster direct employee involvement in a number of ways including audit participation, accident investigations, as training resources and through solicitation of ideas in small group meetings and through anonymous workplace observation suggestion boxes.
- *Positive Reinforcement*. Establishing safety as a core belief is paramount to our safety performance. As a result, we look for opportunities to celebrate accomplishments and to build pride in our operational safety and performance.

Jumpstart Our Business Startups Act (the "JOBS Act")

We ceased being an emerging growth company on December 31, 2022, which was the last day of the fiscal year following the fifth anniversary of our initial public offering. An auditor's attestation on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") is included in this report.

Available Information

Our investor relations website is ir.ramacoresources.com and we encourage investors to use it as a way of easily finding information about us. We promptly make available on this website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission ("SEC"), corporate governance information (including our Code of Conduct and Ethics) and press releases. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.

Item 1A. Risk Factors

Our business involves certain risks and uncertainties. The following is a description of significant risks that might cause our future financial condition or results of operations to differ materially from those expected. In addition to the risks and uncertainties described below, we may face other risks and uncertainties, some of which may be unknown to us and some of which we may deem immaterial. If one or more of these risks or uncertainties occur, our business, financial condition or results of operations may be materially and adversely affected. A summary of our risk factors is as follows:

Risks Related to Our Business

- Our properties have not yet been fully developed into producing coal mines and, if we experience any development delays or cost increases or are unable to complete the construction of our facilities, our business, financial condition and results of operations could be adversely affected.
- We have customer concentration, so the loss of, or significant reduction in, purchases by our largest coal customers could adversely affect our business, financial condition, results of operations and cash flows.
- Our customer base is highly dependent on the steel industry.
- Deterioration in the global economic conditions, a worldwide financial downturn or negative credit market conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
- Our operations may be disrupted, and its financial results may be adversely affected, by global outbreaks of contagious diseases, including COVID-19.
- We do not enter into long-term sales contracts for our coal and as a result we are exposed to fluctuations in market pricing.
- We face uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.
- A substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition, cash flows and ability to pay dividends to our stockholders.
- Changes in the global economic environment, inflation, rising interest rates, recessions or prolonged periods of slow economic growth, and global instability and actual and threatened geopolitical conflict, could have an adverse effect on our industry and business, as well as those of our customers and suppliers.
- Increased competition or a loss of our competitive position could adversely affect sales of, or prices for, our coal, which could impair our profitability.

- The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to prospective customers.
- Any significant downtime of our major pieces of mining equipment, including any preparation plants, could impair our ability to supply coal to prospective customers and materially and adversely affect our results of operations.
- Our ability to collect payments from customers could be impaired if their creditworthiness declines or if they fail to honor their contracts with us.
- If we are unable to obtain needed capital or financing on satisfactory terms, we may have to curtail our operations and delay our construction and growth plans, which may materially adversely affect our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.
- Our operations could be adversely affected if we are unable to obtain required financial assurance, or if the costs of financial assurance increase materially.
- Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.
- Substantially all of our mining properties are leased from our affiliates and conflicts of interest may arise in the future as a result.
- We may face restricted access to international markets in the future.
- Our lessees could satisfy obligations to their customers with minerals from properties other than ours, depriving us of the ability to receive amounts in excess of minimum royalty payments.
- Technology development involves significant time and expense and can be uncertain.

Risks Related to Environmental, Health, Safety and Other Regulations

- The current U.S. administration and Congress could enact legislative and regulatory measures that could adversely affect our mining operations or cost structure or our customers' ability to use coal, which could have a material adverse effect on our financial condition and results of operations.
- Current and future government laws, regulations and other legal requirements relating to protection of the environment and natural resources may increase our costs of doing business and may restrict our coal operations.
- Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could expose us to significant costs and liabilities.
- We must obtain, maintain, and renew governmental permits and approvals for mining operations, which can be a costly and time-consuming process and result in restrictions on our operations.
- We and our significant stockholders are subject to the Applicant Violator System.
- Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors in certain circumstances may have the ability to order our operations to be shut down based on safety considerations.
- We have reclamation, mine closing, and related environmental obligations under the SMCRA. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

Risks Related to Our Company

- Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by restrictions in any future debt instruments and by additional factors unrelated to our profitability.
- Your percentage of ownership in us may be diluted in the future.
- Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Risks Related to Our Business

Our properties have not yet been fully developed into producing coal mines and, if we experience any development delays or cost increases or are unable to complete the construction of our facilities, our business, financial condition and results of operations could be adversely affected.

We have not completed development plans for all of our coal properties, and do not expect to have full annual production from all of our properties until market conditions permit us to resume and complete these development plans. We expect to incur significant capital expenditures until we have completed the development of our properties. In addition, the development of our properties involves numerous regulatory, environmental, political and legal uncertainties that are beyond our control and that may cause delays in, or increase the costs associated with, their completion. Accordingly, we may not be able to complete the development of the properties on schedule, at the budgeted cost or at all, and any delays beyond the expected development periods or increased costs above those expected to be incurred could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

If we are unable to complete or are substantially delayed in completing the development of any of our properties, our business, financial condition, results of operations cash flows and ability to pay dividends to our stockholders could be adversely affected.

We have customer concentration, so the loss of, or significant reduction in, purchases by our largest coal customers could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with an increasingly concentrated customer base both domestically and globally.

There are inherent risks whenever a significant percentage of total revenues are concentrated with a limited number of customers. Revenues from our largest customers may fluctuate from time to time based on numerous factors, including market conditions, which may be outside of our control. If any of our largest customers experience declining revenues due to market, economic or competitive conditions, we could be pressured to reduce the prices that we charge for our coal, which could have an adverse effect on our margins, profitability, cash flows and financial position. If any customers were to significantly reduce their purchases of coal from us, including by failing to buy and pay for coal they committed to purchase in sales contracts, our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders could be adversely affected.

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 2—Summary of Significant Accounting Policies—Concentrations" for additional information.

Our customer base is highly dependent on the steel industry.

Substantially all of the metallurgical coal that we produce is sold to steel producers. Therefore, demand for our metallurgical coal is highly correlated to the steel industry. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect on our business, financial condition, cash flows and results of operations. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially adversely affect demand for our metallurgical coal. Our export customers, excluding Canada, include foreign steel producers who may be affected by the tariffs to the extent their production is imported into the U.S. Retaliatory threats by foreign nations to these tariffs may limit international trade and adversely impact global economic conditions.

Deterioration in the global economic conditions in any of the industries in which prospective customers operate, a worldwide financial downturn or negative credit market conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Economic conditions in the industries in which most of our prospective customers operate, such as steelmaking and electric power generation, substantially deteriorated in recent years and reduced the demand for coal. A deterioration of economic conditions in our prospective customers' industries could cause a decline in demand for and production of metallurgical coal. Renewed or continued weakness in the economic conditions of any of the industries served by prospective customers could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Our operations may be disrupted, and its financial results may be adversely affected, by global outbreaks of contagious diseases, including COVID-19.

Global outbreaks of contagious diseases, including the December 2019 outbreak of a strain of coronavirus ("COVID-19"), have the potential to significantly and adversely impact our operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Pandemics or disease outbreaks such as the COVID-19 outbreak may have a variety of adverse effects on our business, including by depressing commodity prices and the market value of our securities and limiting the ability of our management to meet with potential financing sources. Like other coal companies, our business has been adversely affected by the COVID-19 pandemic and measures being taken to mitigate its impact. The pandemic has resulted in widespread adverse impacts on our employees, customers, suppliers and other parties with whom we have business relations. The spread of COVID-19 has had, and continues to have, a negative impact on the financial markets, which may impact our ability to obtain additional financing. A prolonged downturn in the financial markets could have an adverse effect on our business, results of operations and ability to raise capital.

We cannot predict the full impact that global outbreaks of contagious diseases, including COVID-19, will have on our business, cash flows, liquidity, financial condition and results of operations at this time, due to numerous uncertainties. The ultimate impacts will depend on future developments, including, among others, the consequences of governmental and other measures designed to slow the spread of such diseases, the development of effective treatments, the duration of the outbreaks, actions taken by governmental authorities, customers, suppliers and other third parties, workforce availability, and the timing and extent to which normal economic and operating conditions resume.

We do not enter into long-term sales contracts for our coal and as a result we are exposed to fluctuations in market pricing.

Sales commitments in the metallurgical coal market are typically not long-term in nature and are generally no longer than one year in duration. Most metallurgical coal transactions in the U.S. are done on a calendar year basis, where both prices and volumes are fixed in the third and fourth quarter for the following calendar year. Globally the market is evolving to shorter term pricing. Some annual contracts have shifted to quarterly contracts and most volumes are being sold on an indexed basis, where prices are determined by averaging the leading spot indexes reported in the market and adjusting for quality. As a result, we are subject to fluctuations in market pricing. We are not protected from oversupply or market conditions where we cannot sell our coal at economic prices. Metallurgical coal has been an extremely volatile commodity over the past ten years and prices are likely to be volatile in the future. There can be no assurances we will be able to mitigate such conditions as they arise. Any sustained failure to be able to market our coal during such periods would have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

The failure to access coal preparation facilities may have a material adverse effect on our ability to produce coal for our prospective customers and to meet quality specifications.

The costs of establishing the infrastructure necessary to enable us to continue to ramp up our mining operations will be significant. We have constructed preparation and loading facilities at our Elk Creek Complex and have recently undertaken expansion projects to increase the rates of processing and preparation. Our Berwind Complex will remain under development until we reach our full targeted annual coal production in the Pocahontas No. 4 seam, including a return to full production capacity in our Berwind No. 1 mine that was impacted by the ignition event during 2022. Our preparation and loading facility at Berwind is in the start-up phase, and we expect full capacity at that location later in 2023. Some of the Berwind coal will continue to be washed at our active Knox Creek plant until our Berwind plant is fully up and running. At our RAM Mine, we may require access to either newly constructed preparation and loading facilities or arrangements with third parties to process and load our coal. Alternatively, we might mine the coal in a manner that allows us to ship the coal direct without washing. We will analyze whether to expend capital to construct preparation facilities or enter into third-party processing arrangements. Our failure to provide the necessary preparation, processing and loading facilities for our projects would have a material adverse effect on our operations.

The risks associated with the construction and operation of mines, processing plants and related infrastructure include:
- the potential lack of availability or cost of skilled and unskilled labor, equipment and principal supplies needed for construction of facilities;
- the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
- industrial accidents;
- geologic mine failures, surface facility construction failures or mining, coal processing or transport equipment failures;
- structural failure of an impoundment or refuse area;
- natural phenomena such as inclement weather conditions, floods, droughts, rockslides and seismic activity;
- unusual or unexpected geological and coal quality conditions;
- potential opposition from non-governmental organizations, environmental groups or other activists, which may delay or prevent development activities; and
- restrictions or regulations imposed by governmental or regulatory authorities.

The costs, timing and complexities of developing our projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.

Product alternatives or other technologies may reduce demand for our products.

Substantially all of our coal production is comprised of metallurgical coal, which commands a significant price premium over the majority of other forms of coal because of its use in blast furnaces for steel production. Metallurgical coal has specific physical and chemical properties, which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. The steel industry has increased utilization of electric arc furnaces or pulverized coal injection processes, which reduce or eliminate the use of furnace coke, an intermediate product produced from metallurgical coal and, in turn, generally decreases the demand for metallurgical coal. Many alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality metallurgical coal. While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on metallurgical coal would not emerge, which could reduce the demand and price premiums for metallurgical coal.

Moreover, we may produce and market other coal products, such as thermal coal, which are also subject to alternative competition. Alternative technologies are continually being investigated and developed in order to reduce production costs or minimize environmental or social impact. In particular, alternatives with lower carbon footprints than our products are currently being researched and developed, as our customers are subject to increasing market and/or regulatory pressure to reduce their impacts on climate change. Further, the development and use of emerging technologies in the generation, transmission, storage and consumption of energy, including renewable energy, battery storage, and energy efficiency technologies, may increase the availability of alternative energy sources or lower demand for coal, resulting in lower prices and revenues. If competitive technologies emerge that use other materials in place of or otherwise eliminate the need for our products, demand and price for our products might fall.

We face uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

Coal is economically recoverable when the price at which coal can be sold exceeds the costs and expenses of mining and selling the coal. Any forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our reserve information on geologic data, coal ownership information and current and proposed mine plans. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Some of the factors and assumptions that can impact economically recoverable coal reserve estimates include:

- geologic and mining conditions;
- historical production from the area compared with production from other producing areas;
- the assumed effects of environmental and other regulations and taxes by governmental agencies;
- our ability to obtain, maintain and renew all required permits;
- future improvements in mining technology;
- assumptions related to future prices; and
- future operating costs, including the cost of materials, and capital expenditures.

Each of the factors that impacts reserve estimation may vary considerably from the assumptions used in estimating the reserves. For these reasons, estimates of coal reserves may vary substantially. Actual production, revenues and expenditures with respect to our future coal reserves may vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual future coal reserves.

Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics that prospective customers desire. Because our reserves will decline as we mine our coal, our future profitability depends upon our ability to acquire additional coal reserves that are economically recoverable to replace the reserves we will produce. If we fail to acquire or develop sufficient additional reserves over the long term to replace the reserves depleted by our production, our existing reserves could eventually be exhausted.

We are dependent on contractors for the successful completion of the development of our properties.

We regularly use contractors in the development of our mines and intend to use contractors if and when we construct facilities at the RAM Mine. Timely and cost-effective completion of the development of our properties, including necessary facilities and infrastructure, in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of our contractors under the agreements with them.

Although some agreements may provide for liquidated damages, if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of our properties, and any liquidated damages that we receive may not be sufficient to cover the damages that we suffer as a result of any such delay or impairment. Further, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the costs associated with development of the properties or result in a contractor's unwillingness to perform further work. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement, we would be required to engage a substitute contractor. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control, including oversupply relative to the demand available for our coal and weather. A substantial or extended decline in the prices we receive for our coal could adversely affect our business, results of operations, financial condition, cash flows and ability to pay dividends to our stockholders.

Our financial results are significantly affected by the prices we receive for our coal and depend, in part, on the margins that we earn on sales of our coal. Our margins will reflect the price we receive for our coal over our cost of producing and transporting our coal. Prices and quantities under U.S. domestic metallurgical coal sales contracts are generally based on expectations of the next year's coal prices at the time the contract is entered into, renewed, extended or re-opened. Pricing in the global seaborne market is moving towards shorter term pricing models, typically using indexes. The expectation of future prices for coal depends upon many factors beyond our control, including the following:

- the market price for coal;
- overall domestic and global economic conditions, including the supply of and demand for domestic and foreign coal, coke and steel;
- the consumption pattern of industrial consumers, electricity generators and residential users;
- weather conditions in our markets that affect the demand for thermal coal or that affect the ability to produce metallurgical coal;
- competition from other coal suppliers;
- technological advances affecting energy consumption;
- the costs, availability and capacity of transportation infrastructure;
- the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry, and delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits; and
- increased utilization by the steel industry of electric arc furnaces or pulverized coal injection processes, which reduce or eliminate the use of furnace coke, an intermediate product produced from metallurgical coal, and generally decrease the demand for metallurgical coal.

Metallurgical coal has been an extremely volatile commodity over the past 10 years. There are no assurances that supplies will remain low, that demand will not decrease or that overcapacity may resume, which could cause declines in the prices of and demand for coal, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the global economic environment, inflation, rising interest rates, recessions or prolonged periods of slow economic growth, and global instability and actual and threatened geopolitical conflict, could have an adverse effect on our industry and business, as well as those of our customers and suppliers.

Overall economic conditions in the U.S. and globally, including adverse factors such as inflation, rising interest rates, supply chain disruptions and the impacts of the war in Ukraine, significantly impact our business. Periods of economic downturn or continued uncertainty could result in difficulty increasing or maintaining our level of sales or profitability and we may experience an adverse effect on our business, results of operations, financial condition and cash flows.

Our operations are subject to economic conditions, including credit and capital market conditions, inflation, prevailing interest rates, and political factors, which if changed could negatively affect our results of operations, cash flows and liquidity. Political factors include, but are not limited to, changes to tax laws and regulations resulting in increased income tax liability, increased regulation, such as carbon emissions limitations or trading mechanisms, limitations on exports of energy and raw materials, and trade remedies. Actions taken by the U.S. government could affect our results of operations, cash flows and liquidity.

The ongoing war in Ukraine has had a broad range of adverse impacts on global economic conditions, some of which have had and are likely to continue to have adverse impacts on our business, including increased raw material and energy costs, softer customer demand and lower steel prices.

Additionally, we are also exposed to risks associated with the business success and creditworthiness of our suppliers and customers. If our customers or suppliers are negatively impacted by a slowdown in economic markets, we may face the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials, and increased risk of insolvency and other credit related issues of customers or suppliers, which could delay payments from customers, result in increased customer defaults and cause our suppliers to delay filling, or to be unable to fill, our needs at all or on a timely or cost-effective basis. The occurrence of any of these events may adversely affect our business, results of operations, financial condition and cash flows.

Increased competition or a loss of our competitive position could adversely affect sales of, or prices for, our coal, which could impair our profitability. In addition, foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We compete with other producers primarily on the basis of coal quality, delivered costs to the customer and reliability of supply. We compete primarily with U.S. coal producers and with some Canadian coal producers for sales of metallurgical coal to domestic steel producers and, to a lesser extent, thermal coal to electric power generators. We also compete with both domestic and foreign coal producers for sales of metallurgical coal in international markets. Certain of these coal producers may have greater financial resources and larger reserve bases than we do. We sell coal to the seaborne metallurgical coal market, which is significantly affected by international demand and competition.

We cannot assure you that competition from other producers will not adversely affect us in the future. The coal industry has experienced significant consolidation in recent years, including consolidation among some of our major competitors. We cannot assure you that the result of current or further consolidation in the coal industry, or the reorganization through bankruptcy of competitors with large legacy liabilities, will not adversely affect us. A number of our competitors have idled production over the last several years in light of lower metallurgical coal prices. A stabilization or increase in coal prices could encourage existing producers to expand capacity or could encourage new producers to enter the market.

In addition, we face competition from foreign producers that sell their coal in the export market. Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. Additionally, North American steel producers face competition from foreign steel producers, which could adversely impact the financial condition and business of our prospective customers. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements. Coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors' currencies decline against the U.S. dollar or against our prospective foreign customers' local currencies, those competitors may be able to offer lower prices for coal to prospective customers. Furthermore, if the currencies of our prospective overseas customers were to significantly decline in value in comparison to the U.S. dollar, those prospective customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business involves many hazards and operating risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business, results of operations, financial condition and cash flows, and ability to pay dividends to our stockholders.

Our mining operations, including our preparation and transportation infrastructure, are subject to many hazards and operating risks. Underground mining and related processing activities present inherent risks of injury to persons and damage to property and equipment. Our mines are subject to a number of operating risks that could disrupt operations, decrease production and increase the cost of mining for varying lengths of time, thereby adversely affecting our operating results. In addition, if coal production declines, we may not be able to produce sufficient amounts of coal to deliver under future sales contracts. Our inability to satisfy contractual obligations could result in prospective customers initiating claims against us. The operating risks that may have a significant impact on our future coal operations include:

- variations in thickness of seams of coal;
- adverse geologic conditions, including amounts of rock and other natural materials intruding into the coal seam, that could affect the stability of the roof and the side walls of the mine;
- environmental hazards;
- mining and processing equipment failures, structural failures and unexpected maintenance problems;
- fires or explosions, including as a result of methane, coal, coal dust or other explosive materials, or other accidents;
- unexpected mine accidents, including rock-falls and explosions caused by the ignition of metallurgical coal dust, natural gas or other explosive sources at our mine sites or fires caused by the spontaneous combustion of metallurgical coal or similar mining accidents;
- inclement or hazardous weather conditions and natural disasters or other force majeure events;
- seismic activities, ground failures, rock bursts or structural cave-ins or slides;
- delays in moving our mining equipment;
- railroad delays or derailments;
- security breaches or terroristic acts; and
- other hazards or occurrences that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

- personal injury or loss of life;
- damage to and destruction of property, natural resources and equipment, including our coal properties and our coal production or transportation facilities;
- pollution, contamination and other environmental damage to our properties or the properties of others;
- potential legal liability and monetary losses;
- regulatory investigations, actions and penalties;
- suspension of our operations; and
- repair and remediation costs.

Although we maintain insurance for a number of risks and hazards, we may not be insured or fully insured, and we may not be able to recover under our insurance policies, against the losses or liabilities that could arise from a significant accident in our future coal operations. We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution, contamination and environmental risks generally are not fully insurable. Moreover, a significant mine accident or regulatory infraction could potentially cause a mine shutdown. For example, on July 10, 2022, we discovered that a material methane ignition at our Berwind mining complex had occurred. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Methane Ignition at Berwind Mine*" for additional information. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

In addition, if any of the foregoing changes, conditions or events occurs and is not determined to be a force majeure event, any resulting failure on our part to deliver coal to the purchaser under contract could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreement, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Our operations are located in a single geographic region, making us vulnerable to risks associated with operating in a single geographic area, including adverse impacts of weaker conditions associated with climate change.

Currently, all of our active operations are conducted in a single geographic region in the eastern United States in the Appalachian basin. The geographic concentration of our operations may disproportionately expose us to disruptions in our operations if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation, natural disasters, pandemics (such as COVID-19) or interruption of transportation or other events that impact the region in which we operate or its surrounding areas. If any of these factors were to impact the region in which we operate more than other coal producing regions, our business, financial condition, results of operations and cash flows will be adversely affected relative to other mining companies that have a more geographically diversified asset portfolio.

In addition, weather conditions associated with climate change, such as increased frequency and severity of storms, droughts and floods and other severe weather events, may impact our operations, personnel, physical assets, supply chain, distribution chain, access to raw materials such as water and the cost or availability of insurance. If any such effects were to occur in areas where we or our customers operate, they could have an adverse effect on our business, financial condition and cash flows. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to prospective customers.

Transportation logistics play an important role in allowing us to supply coal to prospective customers. Any significant delays, interruptions or other limitations on the ability to transport our coal could negatively affect our operations. Delays and interruptions of rail services because of accidents, failure to complete construction of rail infrastructure, infrastructure damage, lack of rail or port capacity, weather-related problems, governmental regulation, terrorism, strikes, lock-outs, third-party actions or other events could impair our ability to supply coal to customers and adversely affect our profitability. In addition, transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer's purchasing decision. Increases in transportation costs, including increases resulting from emission control requirements and fluctuations in the price of locomotive diesel fuel and demurrage, could make our coal less competitive, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Any significant downtime of our major pieces of mining equipment, including any preparation plants, could impair our ability to supply coal to prospective customers and materially and adversely affect our results of operations.

We depend on several major pieces of mining equipment to produce and transport our coal, including, but not limited to, underground continuous mining units and coal conveying systems, surface mining equipment such as highwall miners, front-end loaders and coal overburden haul trucks, preparation plants and related facilities, conveyors and transloading facilities. If any of these pieces of equipment or facilities suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport coal and materially and adversely affect our business, results of operations, financial condition and cash flows. Moreover, the MSHA and other regulatory agencies sometimes make changes with regards to requirements for pieces of equipment. Such changes could cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

If either our preparation plants, or train loadout facilities, or those of a third party processing or loading our coal, suffer extended downtime, including from major damage, or is destroyed, our ability to process and deliver coal to prospective customers would be materially impacted, which would materially adversely affect our business, results of operations, financial condition, cash flows and ability to pay dividends to our stockholders. For example, in late-2018, we experienced a partial structural failure at one of the raw coal storage silos that feeds our Elk Creek plant in West Virginia, which idled our Elk Creek preparation plant for approximately one month.

If customers do not enter into, extend or honor contracts with us, our profitability could be adversely affected.

Coal mined from our operations is subject to testing by prospective customers for its ability to meet various specifications and to work satisfactorily in their ovens and other facilities prior to entering into contracts for purchase (which are typically short-term orders having terms of one year or less). If we are unable to successfully test our coals or enter into new contracts for the sale of our coal, our ability to achieve profitability would be materially adversely affected. Once we enter into contracts, if a substantial portion of our sales contracts are modified or terminated and we are unable to replace the contracts (or if new contracts are priced at lower levels), our results of operations would be adversely affected, perhaps materially. In addition, if customers refuse to accept shipments of our coal for which they have a contractual obligation, our revenues could be substantially affected and we may have to reduce production at our mines until the customer's contractual obligations are honored. This, in turn, could have a material adverse effect on the payments we receive which could affect our business, financial condition, cash flows and ability to pay dividends to our stockholders.

Certain provisions in typical long-term sales contracts provide limited protection during adverse economic conditions, which may eventually result in economic penalties to us or permit the customer to terminate the contract. Furthermore, our ability to collect payments from prospective customers could be impaired if their creditworthiness declines or if they fail to honor their contracts with us.

We do not expect to enter into significant long-term sales contracts, but if we do, price adjustment, "price reopener" and other similar provisions typical in long-term sales contracts may reduce protection from short-term coal price volatility traditionally provided by such contracts. Price reopener provisions may be included in our future sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. Any adjustment or renegotiations leading to a significantly lower contract price could adversely affect our profitability. Some annual metallurgical coal contracts have shifted to quarterly contracts and many include prices determined by averaging the leading spot indexes reported in the market, exposing us further to risks related to pricing volatility.

Our ability to receive payment for coal sold and delivered depends on the continued solvency and creditworthiness of prospective customers. The number of domestic steel producers is small, and they compete globally for steel production. If their business or creditworthiness suffers, we may bear an increased risk with respect to payment default. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear with respect to payment default. We could also enter into agreements to supply coal to energy trading and brokering customers under which a customer sells coal to end-users. If the creditworthiness of any prospective energy trading and brokering customer declines, we may not be able to collect payment for all coal sold and delivered to or on behalf of this customer.

In addition, if customers refuse to accept shipments of our coal that they have a contractual obligation to purchase, our revenues will decrease, and we may have to reduce production at our mines until prospective customers' contractual obligations are honored. Our inability to collect payment from counterparties to our sales contracts may materially adversely affect our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

We may be unsuccessful in integrating the operations of any future acquisitions, including acquisitions involving new lines of business, with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business, such as the mineral lease with the McDonald Land Company for coal reserves adjacent to our Elk Creek mine complex near Logan, West Virginia. The assets and businesses we acquire may be dissimilar from our initial lines of business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. We may also add new lines of business to our existing operations.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If an acquired business or new line of business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be materially adversely affected.

To maintain and grow our business, we will be required to make substantial capital expenditures. If we are unable to obtain needed capital or financing on satisfactory terms, we may have to curtail our operations and delay our construction and growth plans, which may materially adversely affect our business, results of operations, financial condition and cash flows, and ability to pay dividends to our stockholders.

In order to maintain and grow our business, we will need to make substantial capital expenditures associated with our mines and the construction of coal preparation facilities which have not yet been constructed. Constructing, maintaining, repairing and expanding mines and infrastructure, including coal preparation and loading facilities, is capital intensive. Specifically, the exploration, permitting and development of coal reserves, and the maintenance of machinery, equipment and facilities, and compliance with applicable laws and regulations require substantial capital expenditures. While we funded a significant amount of the capital expenditures needed to build out our mining and preparation infrastructure at our Elk Creek property with cash on hand, we must continue to invest capital to maintain or to increase our production and to develop any future acquired properties. Decisions to increase our production levels could also affect our capital needs. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities, and we may be required to defer all or a portion of our capital expenditures.

If we do not make sufficient or effective capital expenditures, we will be unable to develop and grow our business. To fund our projected capital expenditures, we will be required to use cash from our operations, incur debt or issue additional common stock or other equity securities. Using cash from our operations will reduce cash available for maintaining or increasing our operating activities and paying dividends to our stockholders. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our future debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control, such as the COVID-19 pandemic.

In addition, incurring debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder dilution.

We may not be able to obtain equipment, parts and supplies in a timely manner, in sufficient quantities or at reasonable costs to support our coal mining and transportation operations.

Coal mining consumes large quantities of commodities including steel, copper, rubber products and liquid fuels and requires the use of capital equipment. Some commodities, such as steel, are needed to comply with roof control plans required by regulation. The prices we pay for commodities and capital equipment are strongly impacted by the global market. A rapid or significant increase in the costs of commodities or capital equipment we use in our operations could impact our mining operations costs because we may have a limited ability to negotiate lower prices and, in some cases, may not have a ready substitute.

We use equipment in our coal mining and transportation operations such as continuous mining units, conveyors, shuttle cars, rail cars, locomotives, and roof bolters. We procure this equipment from a concentrated group of suppliers, and obtaining this equipment often involves long lead times. Occasionally, demand for such equipment by mining companies can be high and some types of equipment may be in short supply. Delays in receiving or shortages of this equipment, as well as the raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of any future supply contracts under which we obtain equipment and other consumables, could limit our ability to obtain these supplies or equipment. In addition, if any of our suppliers experiences an adverse event, or decides to no longer do business with us, we may be unable to obtain sufficient equipment and raw materials in a timely manner or at a reasonable price to allow us to meet our production goals and our revenues may be adversely impacted. We use considerable quantities of steel in the mining process. If the price of steel or other materials increases substantially or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses could increase. Any of the foregoing events could materially and adversely impact our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

We experienced rail-related constraints in 2022, which led to higher coal inventory levels at December 31, 2022.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments, depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third-party, including a creditor, or by the law of their respective jurisdictions of formation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, we may not be able to declare or pay dividends.

Our operations could be adversely affected if we are unable to obtain required financial assurance, or if the costs of financial assurance increase materially.

Federal and state laws require financial assurance to secure our permit obligations including to reclaim lands used for mining, to pay federal and state workers' compensation and black lung benefits, and to satisfy other miscellaneous obligations. The changes in the market for coal used to generate electricity in recent years have led to bankruptcies involving prominent coal producers. Several of these companies relied on self-bonding to guarantee their responsibilities under the SMCRA permits including for reclamation. In response to these bankruptcies, the OSMRE issued a Policy Advisory in August 2016 to state agencies that was intended to discourage authorized states from approving self-bonding arrangements. Although the Policy Advisory was rescinded in October 2017, certain states, including Virginia, had previously announced that it would no longer accept self-bonding to secure reclamation obligations under the state mining laws. Individually and collectively, these and future revised financial assurance requirements may lead to increased demand for other forms of financial assurance, which may strain capacity for those instruments and increase our costs of obtaining and maintaining the amounts of financial assurance needed for our operations, which may delay the timing for and increase the costs of obtaining this financial assurance.

We use surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. If, in the future, we are unable to secure surety bonds for these obligations and are forced to secure letters of credit indefinitely or obtain some other form of financial assurance at too high of a cost, we may not be able to obtain permits and production on our properties could be adversely affected. This could have a material adverse effect on our business, financial condition, cash flows and ability to pay dividends to our stockholders.

Our mines are located in areas containing oil and natural gas operations, which may require us to coordinate our operations with those of oil and natural gas drillers.

Our coal reserves are in areas containing developed or undeveloped oil and natural gas deposits and reservoirs, including the Marcellus Shale in Pennsylvania, and our Virginia reserves are currently the subject of substantial oil and natural gas exploration and production activities, including by horizontal drilling. If we have received a permit for our mining activities, then, while we will have to coordinate our mining with such oil and natural gas drillers, our mining activities are expected to have priority over any oil and natural gas drillers with respect to the land covered by our permit. For reserves outside of our permits, we expect to engage in discussions with drilling companies on potential areas on which they can drill that may have a minimal effect on our mine plan. Depending on priority of interests, our operations may have to avoid existing oil and gas wells or expend sums to plug oil and gas wells.

If a well is in the path of our mining for coal on land that has not yet been permitted for our mining activities, we may not be able to mine through the well unless we purchase it. The cost of purchasing a producing horizontal or vertical well could be substantial. Horizontal wells with multiple laterals extending from the well pad may access larger oil and natural gas reserves than a vertical well, which would typically result in a higher cost to acquire. The cost associated with purchasing oil and natural gas wells that are in the path of our coal mining activities may make mining through those wells uneconomical, thereby effectively causing a loss of significant portions of our coal reserves, which could materially and adversely affect our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct mining operations on these properties or result in significant unanticipated costs.

We conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves and/or process the coal we mine. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and, accordingly, require us to reduce our estimated coal reserves. Mining operations from time to time may rely on an expired lease that we are unable to renew. If we were to be in default with respect to leases for properties on which we have mining operations, we may have to close down or significantly alter the sequence of such mining operations, which may adversely affect our future coal production and future revenues. If we mine on property that we do not own or lease, we could incur liability for such mining.

In any such case, the investigation and resolution of title issues would divert management's time from our business and our results of operations could be adversely affected. Additionally, if we lose any leasehold interests relating to any preparation plants, we may need to find an alternative location to process our coal and load it for delivery to customers, which could result in significant unanticipated costs.

In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

While none of our employees who conduct mining operations are currently members of unions, our business could be adversely affected by union activities.

We are not subject to any collective bargaining or union agreement with respect to properties we currently control. However, it is possible that future employees, or those of our contract miners, who conduct mining operations may join or seek recognition to form a labor union or may be required to become labor agreement signatories. If some or all of the employees who conduct mining operations were to become unionized, it could adversely affect productivity, increase labor costs and increase the risk of work stoppages at our mines. If a work stoppage were to occur, it could interfere with operations and have a material adverse effect on our business, financial condition, results of operations, cash flows and our ability to pay dividends to our stockholders.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. The demand for skilled employees sometimes causes a significant constriction of the labor supply resulting in higher labor costs. When met coal producers compete for skilled miners, recruiting challenges can occur and employee turnover rates can increase, which negatively affect operating efficiency and costs. In the event there is a shortage of experienced labor, it could have an adverse impact on our labor productivity and our ability to expand production in the event there is an increase in the demand for our coal.

We may face restricted access to international markets in the future.

Access to international markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. There can be no assurance that our access to these markets will not be restricted in the future. An inability for U.S. metallurgical coal suppliers to access international markets would likely result in an oversupply of metallurgical coal in the domestic market, resulting in a decrease in prices, which could have a material adverse effect on our business, financial condition, cash flows and ability to pay dividends to our stockholders.

We and our significant stockholders are subject to the Applicant Violator System.

Under the SMCRA and its state law counterparts, all coal mining applications must include mandatory "ownership and control" information, which generally includes listing the names of our officers and directors, and our principal stockholders owning 10 percent or more of our voting shares, among others. Ownership and control reporting requirements are designed to allow regulatory review of any entities or persons deemed to have ownership or control of a coal mine, and bars the granting of a coal mining permit to any such entity or person (including any "owner and controller") who has had a mining permit revoked or suspended, or a bond or similar security forfeited within the five-year period preceding a permit application or application for a permit revision. Regulatory agencies also block the issuance of permits to an applicant who, or whose owner and controller, has permit violations outstanding that have not been timely abated.

A federal database, known as the Applicant Violator System, is maintained for this purpose. Certain relationships are presumed to constitute ownership or control, including the following: being an officer or director of an entity; being the operator of the coal mining operation; having the ability to commit the financial or real property assets or working resources of the permittee or operator; based on the instruments of ownership or the voting securities of a corporate entity, owning of record 10% or more of the mining operator, among others. This presumption, in most cases, can be rebutted where the person or entity can demonstrate that it in fact does not or did not have authority directly or indirectly to determine the manner in which the relevant coal mining operation is conducted. An ownership and control notice must be filed by us each time an entity obtains a 10% or greater interest in us. If we have unabated violations of the SMCRA or its state law counterparts, have a coal mining permit suspended or revoked, or forfeit a reclamation bond, we and our "owners and controllers," as discussed above, may be prohibited from obtaining new coal mining permits, or amendments to existing permits, until such violations of law are corrected. This is known as being "permit-blocked." Additionally, Yorktown and Mr. Atkins are each currently deemed an "owner or controller" of a number of other mining companies; as such, we could be permit-blocked based upon the violations of or permit-blocked status of an "owner or controller" of us. This could adversely affect production from our properties.

We may be subject to additional limitations on our ability to conduct mining operations due to federal jurisdiction.

We may conduct some underground mining activities on properties that are within the designated boundary of federally protected lands or national forests where the above-mentioned restrictions within the meaning of the SMCRA could apply. Federal court decisions could pose a potential restriction on underground mining within 100 feet of a public road as well as other restrictions. If these SMCRA restrictions ultimately apply to underground mining, considerable uncertainty would exist about the nature and extent of this restriction. While it could remain possible to obtain permits for underground mining operations in these areas even where this 100-foot restriction was applied, the time and expense of that permitting process would be likely to increase significantly, and the restrictions placed on the mining of those properties could adversely affect our costs.

Our lessees could satisfy obligations to their customers with minerals from properties other than ours, depriving us of the ability to receive amounts in excess of minimum royalty payments.

Mineral supply contracts generally do not require operators to satisfy their obligations to their customers with resources mined from specific locations. Several factors may influence a lessee's decision to supply its customers with minerals mined from properties we do not own or lease, including the royalty rates under the lessee's lease with us, mining conditions, mine operating costs, cost and availability of transportation, and customer specifications. In addition, lessees move on and off of our properties over the course of any given year in accordance with their mine plans. If a lessee satisfies its obligations to its customers with minerals from properties we do not own or lease, production on our properties will decrease, and we will receive lower royalty revenues.

A lessee may incorrectly report royalty revenues, which might not be identified by our lessee audit process or our mine inspection process or, if identified, might be identified in a subsequent period.

We depend on our lessees to correctly report production and royalty revenues on a monthly basis. Our regular lessee audits and mine inspections may not discover any irregularities in these reports or, if we do discover errors, we might not identify them in the reporting period in which they occurred. Any undiscovered reporting errors could result in a loss of royalty revenues and errors identified in subsequent periods could lead to accounting disputes as well as disputes with our lessees.

Because of the unique difficulties and uncertainties inherent in technology development, we face a risk of not being able to capitalize on our license or ownership of intellectual property.

Potential investors should be aware of the difficulties normally encountered by companies developing new technology and the high rate of failure of such enterprises. The likelihood of our successful ability to commercialize intellectual property we own or license must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the development of new technology with limited personnel and financial means. These potential problems include, but are not limited to, unanticipated technical problems that extend the time and cost of product development or unanticipated problems with the operation of the technology.

Technology development involves significant time and expense and can be uncertain.

The development of technology associated with our licensed or owned intellectual property will be costly, complex and time-consuming. Any investment into technology development and commercialization often involves a long wait until a return, if any, is achieved on such investment. We plan to make investments in research and development relating to our owned and licensed intellectual property and technology. Investments in new technology and processes are inherently speculative.

Successful technical development of technologies associated with intellectual property does not guarantee successful commercialization.

We may successfully complete the technical development of technologies associated with our owned or licensed intellectual property, but we may still fail to commercialize that technology at scale or at a cost attractive to the target industries. Our success will depend largely on our ability to prove the capabilities and cost-effectiveness of the developed technology. Upon demonstration, the technology may not have the capabilities they were designed to have or that we believed they would have, or they may be more expensive than anticipated. Furthermore, even if we do successfully demonstrate the technology's capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than us. Moreover, competing technologies may prevent us from gaining wide market acceptance of the technology. Significant revenue from new technology investments may not be achieved for a number of years, if at all.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the market.

Our intellectual property and proprietary rights are important to our ability to remain competitive and for the success of our products and our business. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and/or products, which could result in decreased revenues. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce our intellectual property rights which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe that we infringe the proprietary rights of any third party, but claims of infringement are becoming increasingly common, and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

Risks Related to Environmental, Health, Safety and Other Regulations

The current U.S. administration and Congress could enact legislative and regulatory measures that could adversely affect our mining operations or cost structure or our customers' ability to use coal, which could have a material adverse effect on our financial condition and results of operations.

In February 2021, the current administration announced reentry of the U.S. into the Paris Agreement along with a new "nationally determined contribution" for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. The U.S. participated in the U.N. Framework Convention on Climate Change 26th Conference of the Parties ("COP26") held in Glasgow, Scotland in November 2021, advancing a Global Methane Pledge along with the European Union, which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including "all feasible reductions" in the energy sector. Since its formal launch at COP26, over 100 countries representing almost 70% of global GDP have signed. Most recently, at the 27th conference of parties ("COP27"), President Biden announced the EPA's proposed standards to reduce methane emissions from existing oil and gas sources, and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Various state and local governments have also publicly committed to furthering the goals of the Paris Agreement. The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. In August 2022, President Biden signed the Inflation Reduction Act of 2022 into law. The Inflation Reduction Act provides significant funding and incentives for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change. In addition, the Biden Administration has taken measures to unwind a number of regulatory rollbacks enacted or proposed by the Trump administration, including, among others, the ACE Rule, the NWPR, and the proposed NEPA overhaul. In addition, the Biden administration rolled back certain changes to the CCR made by the Trump administration. In January 2022, the EPA announced several actions with respect to the coal combustion residuals rules, including reiterating that surface impoundments cannot be closed with coal ash in contact with groundwater (in connection with the proposed denial of closure deadline extensions due to failure of a permittee to demonstrate compliance with coal combustion residuals rules – the EPA took final action to deny the request in November 2022) and establishing a federal permitting scheme for the disposal of coal ash and establish regulations for legacy coal ash surface impoundments. New, more stringent legislation or regulations related to the protection of the environment, health and safety or the reduction of greenhouse gas emissions, as well as changes in the interpretation and enforcement of such laws and regulations, may require us or our customers to change operations significantly or incur increased costs, which may adversely affect our mining operations, cost structure or our customers' ability to use coal. Such changes could have a material adverse effect on our financial condition and results of operations.

Laws and regulations restricting or encouraging the reduction of greenhouse gas emissions as well as uncertainty concerning such regulations and increasing public attention toward climate change could adversely impact the market for coal, increase our operating costs, and reduce the value of our coal assets and our stock price.

Climate change continues to attract considerable public and scientific attention. There is widespread concern about the contributions of human activity to such changes, especially through the emission of GHGs. Numerous reports, such as Sixth Assessment Report of the Intergovernmental Panel on Climate Change, have further raised concern about the impacts of fossil fuel combustion on global climate issues. There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers is a source of GHGs. Third, coal mining itself can release methane, which is considered to be a more potent GHG than carbon dioxide, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

As a result, numerous proposals have been adopted, made and are likely to continue to be made at the international, national, regional, state and local levels of government to monitor and limit emissions of GHGs, including alternative energy requirements, measures promoting renewable energy development, and energy conservation and emissions reductions measures, among others. Collectively, these initiatives could result in higher electricity costs to our customers or lower the demand for coal used in electric or steel generation, which could in turn adversely impact our business. Such initiatives, as well as increasing public attention to climate change more generally, could also result in direct regulation of the GHGs produced by our operations or increase the potential for governmental investigations or litigation. See "Business—Environmental and Other Regulatory Matters—Global Climate Change."

At present, we are principally focused on metallurgical coal production, which is not used in connection with the production of power generation. However, we may seek to sell greater amounts of our coal into the power-generation market in the future. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, or if our customers are unable to obtain financing for their operations. The extent of future regulation of GHG emissions may inhibit utilities from investing in the building of new coal-fired plants to replace older plants or investing in the upgrading of existing coal-fired plants. Any reduction in the amount of coal consumed by electric power generators as a result of actual or potential regulation of GHG emissions, including any reductions resulting from power plants ceasing operations or switching to fuels that produce fewer GHG emissions, could decrease demand for our coal, thereby reducing our revenues and materially and adversely affecting our business and results of operations. We or prospective customers may also have to invest in carbon dioxide capture and storage technologies in order to burn coal and comply with future GHG emission standards, and new legislation, regulations or international agreements in the future could otherwise result in increased costs to operate and maintain our or our customers' facilities, capital expenditures to install other emission controls at our or our customers' facilities, and costs to administer and manage any potential climate-related reporting or greenhouse gas emissions trading or tax programs. These costs and capital expenditures could be material and could increase the cost of and reduce demand for our products. Relatedly, to the extent others use or develop new technological advances in coal production in response to market or regulatory pressures to reduce their impact on the environment, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement new technologies at substantial costs. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected. See also "—Product alternatives or other technologies may reduce demand for our products."

Current and future laws, regulations and other legal requirements relating to protection of the environment and natural resources may increase our costs of doing business and may restrict our coal operations.

We and our potential customers are subject to stringent and complex laws, regulations and other legal requirements enacted by federal, state and local authorities relating to occupational health and safety and protection of the environment and natural resources. These include those legal requirements that govern discharges or emissions of materials into the environment, the management and disposal of substances and wastes, including hazardous wastes, the cleanup of contaminated sites, threatened and endangered plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, mitigation and restoration of streams or other waters, the protection of drinking water, assessment of the environmental impacts of mining, monitoring and reporting requirements, the installation of various safety equipment in our mines, remediation of impacts of surface subsidence from underground mining, and work practices related to employee health and safety. See "Business—Environmental and Other Regulatory Matters." Examples include laws and regulations relating to:

- occupational health and safety;
- emissions to air and discharges to water;
- plant and wildlife protection, including endangered species protections;
- the reclamation and restoration of properties after mining or other activity has been completed;
- limitations on land use;
- mine permitting and licensing requirements;
- the storage, treatment and disposal of wastes;
- air quality standards;
- water pollution;
- protection of human health, plant-life and wildlife, including endangered and threatened species, and biodiversity;
- protection of wetlands;
- the discharge of materials into the environment;
- remediation of contaminated soil, surface and groundwater; and
- the effects of operations on surface water and groundwater quality and availability.

Complying with these environmental and employee health and safety requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. In addition, there is the possibility that we could incur substantial costs as a result of violations of environmental laws, judicial interpretations of or rulings on environmental laws or permits, or in connection with the investigation and remediation of environmental contamination. For example, the EPA and several of the states where we operate have, or intend to, propose revised recommended aquatic life criteria for discharges of selenium regulated under the CWA, which may be more stringent than current criteria. The comment period for the EPA's draft Selenium Technical Support Materials, intended to provide implementation support for states for the recommend selenium aquatic life criterion for freshwater ended on January 3, 2022. Any additional laws, regulations and other legal requirements enacted or adopted by federal, state and local authorities, or new interpretations of existing legal requirements by regulatory bodies relating to the protection of the environment, including those related to discharges of selenium, could further affect our costs or limit our operations. See "Business—Environmental and Other Regulatory Matters."

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could expose us to significant costs and liabilities.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as "acid mine drainage," or may include other pollutants requiring treatment. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and cleanup of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or for the entire share.

We maintain coal refuse areas and slurry impoundments as necessary. Such areas and impoundments are subject to extensive regulation. Structural failure of a slurry impoundment or coal refuse area could result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. If an impoundment were to fail, we could be subject to claims for the resulting environmental contamination and associated liability, as well as for fines and penalties. Our coal refuse areas and slurry impoundments are designed, constructed, and inspected by our company and by regulatory authorities according to stringent environmental and safety standards.

We must obtain, maintain, and renew governmental permits and approvals for mining operations, which can be a costly and time-consuming process and result in restrictions on our operations.

Numerous governmental permits and approvals are required for mining operations. Our operations are principally regulated under permits issued pursuant to the SMCRA and the federal CWA. State and federal regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. In addition, we may be required to prepare and present to permitting or other regulatory authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment.

Our coal production is dependent upon our ability to obtain various federal and state permits and approvals to mine our coal reserves. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical, and which may possibly preclude the continuance of ongoing mine development or operations or the development of future mining operations. The pace with which the government issues permits needed for new operations and for ongoing operations to continue mining, particularly CWA permits, can be time-consuming and subject to delays and denials. These delays or denials of environmental permits needed for mining could reduce our production and materially adversely impact our cash flow and results of operations.

Prior to discharging any pollutants to waters of the United States, coal mining companies must obtain a NPDES permit from the appropriate state or federal permitting authority. NPDES permits include effluent limitations for discharged pollutants and other terms and conditions, including required monitoring of discharges. Changes and proposed changes in state and federally recommended water quality standards may result in the issuance or modification of permits with new or more stringent effluent limits or terms and conditions. See "Business—Environmental and Other Regulatory Matters—Clean Water Act."

Further, the public has certain statutory rights to comment on and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens' claims to challenge the issuance or renewal of permits, the validity of environmental impact statements or performance of mining activities. As a result of challenges like these, the permits we need may not be issued or renewed in a timely fashion or issued or renewed at all, or permits issued or renewed may not be maintained, may be challenged or may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow, and profitability.

Permitting rules may also require, under certain circumstances, that we obtain surface owner consent if the surface estate has been severed from the mineral estate. This could require us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

Federal or state regulatory agencies have the authority, under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments, the extension of time for delivery or the termination of customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Our customers are subject to extensive existing and future laws, regulations and other legal requirements relating to protection of the environment, which could negatively impact our business and the market for our products.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Complying with regulations to address these emissions can be costly for our customers. For example, in order to meet the CAA limits for sulfur dioxide emissions from electric power plants, coal users must install costly pollution control devices, use sulfur dioxide emission allowances (some of which they may purchase), or switch to other fuels. More costly and stringent environmental regulations could adversely impact the operations of our customers, which could in turn adversely impact our business. A number of coal-fired power plants, particularly smaller and older plants, already have retired or announced that they will retire rather than retrofit to meet the obligations of these rules.

In addition, considerable uncertainty is associated with new air emissions initiatives that may require significant emissions control expenditures for many coal-fired power plants. As a result, some of our prospective customers may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal. Any further switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. In addition, our coke plant and steelmaking customers may face increased operational costs as a result of higher electric costs. See "Business—Environmental and Other Regulatory Matters."

Apart from actual and potential regulation of air emissions and solid wastes from coal-fired plants, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Many states, including Pennsylvania and Virginia, have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. Possible advances in technologies and incentives, such as under the Inflation Reduction Act of 2022, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reductions in the amount of coal consumed by electric power generators as a result of current or new standards for the emission of impurities, or current or new incentives to switch to renewable fuels or renewable energy sources could reduce the demand for our coal, thereby reducing our revenues and adversely affecting our business, cash flows, results of operations and our ability to pay dividends to our stockholders.

Negative sentiment with regard to our business or our industry as well as activism, consumer preferences, and initiatives aimed at limiting climate change or a reduction of air pollutants could interfere with our business activities, operations and ability to access capital sources, result in reduced demand for our products, and negatively impact our stock price.

Public perception of our industry's contribution to climate change or detractions from the transition to a lower-carbon economy has generated negative sentiment toward our industry and could result in reputational harm to our business, lower demand for our products, and increased demand for alternatives to our products. Numerous activist groups are devoting resources to anti-coal activities to minimize or eliminate the production of or use of coal as a source of electricity generation, domestically and internationally. Participants in the coal mining industry are frequently targeted by activist groups that openly attempt to disrupt the industry. For example, Greenpeace International filed a letter with the SEC alleging that one coal mining company's filings relating to a proposed public offering of securities may contain incomplete and misleading disclosures regarding the risks of investing in the coal market. On another occasion, the Sierra Club sent a letter to the SEC stating that it believed a coal mining company may be giving potential investors false impressions regarding risks to its business. Other groups have objected to our RAM No. 1 mine permit application in Pennsylvania. It is possible that we could continue to be the target of similar actions in the future, including when we attempt to grow our business through acquisitions or commence new mining operations. Activist groups have also brought lawsuits challenging the issuance of individual coal leases, historical and pending regulatory approvals, permits and processes that are necessary to conduct coal mining operations or to operate coal-fueled power plants. Negative public perception could cause the permits we require to conduct our operations to be withheld, delayed or burdened by requirements that restrict our ability to profitably conduct our business. Litigation risks are also increasing, as a number of government entities and private individuals have sought to bring suit against fossil fuel companies, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but failed to adequately disclose such impacts to their investors or customers. Private individuals or public entities may also seek to enforce laws and regulations against us and could allege personal injury, property damages or other liabilities in relation to climate change or other ESG matters. An unfavorable ruling in any such case could have an adverse impact on our financial condition. Any such activism could therefore materially and adversely impact our ability to operate our business or raise capital.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities; encouraging the consideration of environmental, social and governance ("ESG") practices and ESG ratings of companies in a manner that may negatively affect coal companies, including increased negative investor sentiment, divestment of securities issued by coal companies and the diversion of investment to other industries; and also pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. For example, certain financial institutions, including banks and insurance companies, have taken actions to limit available financing, insurance and other services to entities that produce or use fossil fuels. Several large investment banks have adopted climate change guidelines for lenders. The guidelines require the evaluation of carbon risks in the financing of electric power generation plants, which may make it more difficult for utilities to obtain financing for coal-fired plants. The impact of such efforts and developments may adversely affect the demand for and price of securities issued by us, adversely impact our access to the capital and financial markets, increase the cost of borrowing, cause a decline in our credit rating, increase the cost or reduce the availability of third-party insurance, increase our retention of risk through self-insurance, and limit our flexibility and ability to conduct business development activities. Further, in California, legislation was signed into law in September 2015 to require the state's pension funds to divest investments in companies that generate 50% or more of their revenue from coal mining by July 2017. Additionally, Maine passed a law in June 2021 requiring the state pension system to divest holdings in coal, petroleum, natural gas and related products by 2026, and the New York State Common Retirement Fund has and is continuing to divest from coal assets. These efforts and developments, as well as concerted conservation and efficiency efforts, could also cause coal prices and sales of our coal to materially decline and could cause our costs to increase.

Other activist campaigns have urged companies to cease financing coal-driven businesses. A number of investors and asset managers have enacted such policies as a result, including by beginning to exit investments that present high sustainability-related risks, such as thermal coal producers. The impact of such efforts may adversely affect the demand for and price of securities issued by us and impact our access to the capital and financial markets. In addition, several well-funded non-governmental organizations have explicitly undertaken campaigns to minimize or eliminate mining and the use of coal as a source of electricity generation. The net effect of these developments is to make it more costly and difficult to maintain our business and to continue to depress the market for coal.

Our mines are subject to stringent federal and state safety regulations that increase our cost of doing business at active operations and may place restrictions on our methods of operation. In addition, government inspectors in certain circumstances may have the ability to order our operations to be shut down based on safety considerations.

The MINE Act and MINER Act, and regulations issued under these federal statutes, impose stringent health and safety standards on mining operations. The regulations that have been adopted under the MINE Act and the MINER Act are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, roof control, ventilation, blasting, use and maintenance of mining equipment, dust and noise control, communications, emergency response procedures, and other matters. MSHA regularly inspects mines to ensure compliance with regulations promulgated under the MINE Act and MINER Act. In addition, Pennsylvania, West Virginia, and Virginia all have similar programs for mine safety and health regulation and enforcement.

The various requirements mandated by federal and state statutes, rules, and regulations may place restrictions on our methods of operation and potentially result in fees and civil penalties for violations of such requirements or criminal liability for the knowing violation of such standards, significantly impacting operating costs and productivity. In addition, government inspectors have the authority to issue orders to shut down our operations based on safety considerations under certain circumstances, such as imminent dangers, accidents, failures to abate violations, and unwarrantable failures to comply with mandatory safety standards. See "Business—Environmental and Other Regulatory Matters—Mine Safety and Health."

The regulations enacted under the MINE Act and MINER Act as well as under similar state acts are routinely expanded, raising compliance costs and increasing potential liability. These existing and other future mine safety rules could potentially result in or require significant expenditures, as well as additional safety training and planning, enhanced safety equipment, more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements. At this time, it is not possible to predict the full effect that new or proposed statutes, regulations and policies will have on our operating costs, but any expansion of existing regulations, or making such regulations more stringent may have a negative impact on the profitability of our operations. If we were to be found in violation of mine safety and health regulations, we could face penalties or restrictions that may materially and adversely impact our operations, financial results and liquidity.

We must also compensate employees for work-related injuries. State workers' compensation acts typically provide for an exception to an employer's immunity from civil lawsuits for workplace injuries in the case of intentional torts. In such situations, an injured worker would be able to bring suit against his or her employer for damages in excess of workers' compensation benefits. In addition, West Virginia's workers' compensation act provides a much broader exception to workers' compensation immunity, allowing an injured employee to recover against his or her employer if he or she can show damages caused by an unsafe working condition of which the employer was aware and that was a violation of a statute, regulation, rule or consensus industry standard. These types of lawsuits are not uncommon and could have a significant effect on our operating costs.

We have obtained from a third-party insurer a workers' compensation insurance policy, which includes coverage for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969 and the MINE Act. We perform periodic evaluations of our black lung liability, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others. Of note, the Patient Protection and Affordable Care Act of 2010 significantly amended the black lung provisions of the MINE Act by reenacting two provisions, which had been eliminated in 1981. Under the amendments, a miner with at least fifteen years of underground coal mine employment (or surface mine employment with similar dust exposure) who can prove that he suffers from a totally disabling respiratory condition is entitled to a rebuttable presumption that his disability is caused by black lung. The other amendment provides that the surviving spouse of a miner who was collecting federal black lung benefits at the time of his death is entitled to a continuation of those benefits. These changes could have a material impact on our costs expended in association with the federal black lung program.

We have reclamation, mine closing, and related environmental obligations under the SMCRA. If the assumptions underlying our accruals are inaccurate, we could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for our mining operations. The SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Permits for all mining operations must be obtained from the OSMRE or, where state regulatory agencies have adopted federally approved state programs under the SMCRA, the appropriate state regulatory authority. Our operations are located in states which have achieved primary jurisdiction for enforcement of the SMCRA through approved state programs. See "Business—Environmental and Other Regulatory Matters."

In addition, the SMCRA imposes a reclamation fee on all current mining operations, the proceeds of which are deposited in the AML Fund, which is used to restore unreclaimed and abandoned mine lands mined before 1977. The current per ton fee is $0.224 per ton for surface mined coal and $0.096 per ton for underground mined coal. These fees are currently scheduled to be in effect until September 30, 2034, and on November 15, 2021, the Infrastructure Investment and Jobs Act ("IIJA"), which included the Abandoned Mine Land Reclamation Amendments of 2021, extended OSMRE's statutory authority to collect reclamation fees for an additional 13 years and to reduce the fee rates.

We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected. We are also required to post bonds for the cost of a coal mine as a condition of our mining activities.

Risks Related to Our Company

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by restrictions in debt instruments and by additional factors unrelated to our profitability.

We have paid quarterly dividends in the past and may pay additional special and regular quarterly dividends in the future. Our ability to pay dividends is subject to the discretion of our board of directors and the requirements of applicable law. The timing and amount of dividends declared will depend on, among other things: (a) our earnings, earnings outlook, financial condition, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms, (c) restrictive covenants in our Credit and Security Agreement (the "Credit Agreement") with KeyBank National Association, as the administrative agent, and other lenders party thereto, and any future debt instruments and (d) provisions of applicable law governing the payment of dividends.

The metallurgical coal industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends will vary based upon, among other things:

- risks related to the impact of the COVID-19 global pandemic, such as the scope and duration of the outbreak, the health and safety of our employees, government actions and restrictive measures implemented in response, delays and cancellations of customer sales, supply chain disruptions and other impacts to the business, or our ability to execute our business continuity plans;
- the development of our properties into producing coal mines;
- the ability to begin generating significant revenues and operating cash flows;
- the market price for coal;
- overall domestic and global economic conditions, including the supply of and demand for domestic and foreign coal, coke and steel;
- unexpected operational events or geological conditions;

- cost overruns;
- our ability to enter into agreements governing the sale of coal, which are generally short-term in nature and subject to fluctuations in market pricing;
- the level of our operating costs;
- prevailing global and regional economic and political conditions;
- changes in interest rates;
- the impact of domestic and foreign governmental laws and regulations, including environmental and climate change regulations and regulations affecting the coal mining industry;
- delays in the receipt of, failure to receive, failure to maintain or revocation of necessary governmental permits;
- modification or revocation of our dividend policy by our board of directors; and
- the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, financing agreements may prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

In addition, Section 170 of the Delaware General Corporation Law (the "DGCL") allows our board of directors to declare and pay dividends on the shares of our common stock either (i) out of our surplus, as defined in and computed in accordance with the DGCL or (ii) in case there shall be no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and the other factors mentioned above, we can give no assurance that dividends will be paid in the future.

As of December 31, 2022, we ceased being an emerging growth company and, as a result, we have incurred and expect to continue to incur significant additional legal and financial compliance costs by complying with increased disclosure and governance requirements.

As of December 31, 2022, as a result of our market capitalization as of June 30, 2022, we became an accelerated filer and ceased being an emerging growth company. Therefore, we are subject to certain requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company. These requirements include:

- the provisions of Section 404 requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

- the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act; and

- the "say on pay" provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act.

We have already incurred significant additional legal and financial compliance costs in connection with our loss of emerging growth company status. We expect that our compliance with these additional requirements, including the provisions of Section 404, will continue to substantially increase our legal and financial compliance costs and make some activities more time consuming and costly.

Your percentage of ownership in us may be diluted in the future.

Your percentage of ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

It is anticipated that the compensation committee of the board of directors of the Company will grant additional equity awards to Company employees and directors, from time to time, under the Company's compensation and employee benefit plans. These additional awards will have a dilutive effect on the Company's earnings per share, which could adversely affect the market price of the Company's common stock.

In addition, our Charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including Yorktown-affiliated entities) that are in the business of identifying and acquiring coal reserves. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor.

Our Charter and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our Charter authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third-party to acquire us. In addition, some provisions of our Charter and bylaws could make it more difficult for a third-party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

- limitations on the removal of directors;
- limitations on the ability of our stockholders to call special meetings;
- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;
- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and
- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision does not apply to a cause of action brought under federal or state securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Charter described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

If we fail to maintain an effective system of internal controls, such failure could cause investors to lose confidence in our reported financial information, which could harm our business and have a material adverse effect on the price of our common stock.

As described in our Annual Report on Form 10-K for the year ended December 31, 2021, management identified a material weakness in our internal controls over financial reporting related to information technology general controls in the areas of user access and segregation of duties related to certain information technology systems that support the Company's financial reporting process. The Company executed a remediation plan to address the internal control measures to improve its internal controls over financial reporting and remediate this material weakness. The Company's efforts included modifying information technology general controls over user access and implementing additional controls designed to detect issues that may arise over user access and segregation of duties conflicts. As of June 30, 2022, we concluded that the control modifications and additional controls related to user access to information technology systems have been satisfactorily implemented and has operated effectively for a sufficient period of time. Therefore, we concluded that the previously identified material weakness has been remediated as of June 30, 2022. However, our remedial actions may not prevent this or similar weaknesses from occurring in the future.

We are required to comply with a variety of reporting, accounting and other rules and regulations. As a result, we maintain a system of internal control over financial reporting, but there are limitations inherent in internal control systems and significant deficiencies or material weaknesses are possible. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be appropriate relative to their costs. Furthermore, compliance with existing requirements is expensive and we may need to implement additional finance and accounting and other systems, procedures and controls to satisfy our reporting requirements. If our internal control over financial reporting is determined to be ineffective, or if we are unable to appropriately or timely remediate any such effectiveness, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of our common stock, subject us to regulatory investigations and penalties, require us to expend significant resources to remediate the deficiencies, impair our access to capital and otherwise materially adversely impact us.

General Risk Factors

Changes in tax legislation could have an adverse impact on our cash tax liabilities, results of operations or financial condition.

Tax legislation enacted in 2017 reduced the U.S. corporate income tax rate from 35% to 21% and included certain other changes that resulted in a significant reduction of our income tax liability. Congress could, in the future, revise or repeal those changes or enact other tax law changes, such as the elimination of tax preferences currently available with respect to coal exploration and development and the percentage depletion allowance. For example, President Biden has proposed increasing the U.S. corporate income tax rate to 28%. We are unable to predict whether any such changes will ultimately be enacted, but any such changes could have a material impact on our cash tax liabilities, results of operations or financial condition.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;
- our funds available for operations and future business opportunities will be reduced by that portion of our cash flow required to make interest payments on our debt;
- our ability to pay dividends if an event of default occurs and is continuing or would occur as a result of paying such dividend;
- we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and
- our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to affect any of these actions on satisfactory terms or at all.

The terms of the indenture governing our Senior Notes and the agreements and instruments governing our other indebtedness, including the Credit Agreement, and surety bonding obligations impose restrictions that may limit our operating and financial flexibility.

The indenture governing our Senior Notes and the agreements governing our other indebtedness, including the Credit Agreement, and surety bonding obligations contain certain restrictions and covenants which restrict our ability to incur liens and/or debt or provide guarantees in respect of obligations of any other person and other restrictions, all of which could adversely affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

These covenants limit, among other things, our ability to:

- incur additional indebtedness;
- pay dividends on or make distributions in respect of stock or make certain other restricted payments, such as share repurchases;
- make capital investments;
- enter into agreements that restrict distributions from certain subsidiaries;
- sell or otherwise dispose of assets;
- use for general purposes the cash received from certain allowable asset sales or disposals;

- enter into transactions with affiliates;
- create or incur liens;
- merge, consolidate or sell all or substantially all of our assets; and
- receive dividends or other payments from subsidiaries in certain cases.

Our ability to comply with these covenants may be affected by events beyond our control and we may need to refinance existing debt in the future. A breach of any of the covenants under the indenture together with the expiration of any cure period, if applicable, could result in a default under our indenture. If any such default occurs, subject to applicable grace periods, the holders of our Senior Note may elect to declare all outstanding Senior Notes, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. If the obligations under our Senior Notes were to be accelerated, our financial resources may be insufficient to repay the Senior Notes and any other indebtedness becoming due in full.

In addition, if we breach the covenants in the indenture governing the Senior Notes and do not cure such breach within the applicable time periods specified therein, we would cause an event of default under the indenture governing the Senior Notes and a cross-default to certain of our other indebtedness and the lenders or holders thereunder could accelerate their obligations. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

The number and quantity of viable financing and insurance alternatives available to us may be significantly impacted by unfavorable lending and investment policies by financial institutions and insurance companies associated with concerns about environmental impacts of coal combustion, and negative views around our efforts with respect to environmental and social matters and related governance considerations could harm the perception of our company by a significant number of investors or result in the exclusion of our securities from consideration by those investors.

Certain banks, other financing sources and insurance companies have taken actions to limit available financing and insurance coverage for the development of new coal-fueled power plants and coal producers and utilities that derive a majority of their revenue from coal, and particularly from thermal coal. This may adversely impact the future global demand for coal. Increasingly, the actions of such financial institutions and insurance companies are informed by non-standardized "sustainability" scores, ratings and benchmarking studies provided by various organizations that assess environmental, social and governance matters. Further, there have been efforts in recent years by members of the general financial and investment communities, including investment advisors, sovereign wealth funds, public pension funds, universities and other institutional investors, to divest themselves and to promote the divestment of securities issued by companies involved in the fossil fuel extraction market, or that have low ratings or scores in studies and assessments of the type noted above, including coal producers. These entities also have been pressuring lenders to limit financing available to such companies. These efforts may have adverse consequences, including, but not limited to:

- restricting our ability to access capital and financial markets in the future;
- reducing the demand and price for our equity securities;
- increasing the cost of borrowing;
- causing a decline in our credit ratings;
- reducing the availability, and/or increasing the cost of, third-party insurance;
- increasing our retention of risk through self-insurance;
- making it more difficult to obtain surety bonds, letters of credit, bank guarantees or other financing; and
- limiting our flexibility in business development activities such as mergers, acquisitions and divestitures.

If securities or industry analysts adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Our ability to operate effectively could be impaired if we fail to attract and retain key personnel.

The loss of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

We could fail to retain customers or gain new ones.

The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions or replacement of contracts or otherwise, could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends to our stockholders.

Terrorist attacks or cyber-incidents could result in information theft, data corruption, operational disruption and/or financial loss.

Like most companies, we have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, process and record financial and operating data, communicate with our business partners, analyze mine and mining information, estimate quantities of coal reserves, as well as other activities related to our businesses. Strategic targets, such as energy-related assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. Deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties, including systems that collect, organize, store or use personal data, or cloud-based applications could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third-party liability. Due to the nature of cyber-attacks, breaches to our or our service or equipment providers' systems could go unnoticed for a prolonged period of time. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flows. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

Failure to adequately protect critical data and technology systems and the impact of data privacy regulation could materially affect us.

Information technology solution failures, network disruptions and breaches of data security could disrupt our operations by causing delays or canceling or impeding processing of transactions and reporting financial results, resulting in the unintentional disclosure of employee, royalty owner, or other third party or our confidential information, or damage to our reputation. There can be no assurance that a system failure or data security breach will not have a material adverse effect on our operations, financial condition, results of operations or cash flows. In addition, new laws and regulations governing data privacy and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations (or contractual provisions requiring similar compliance) could result in significant penalties and legal liability, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber incidents or attacks, which themselves may result in a violation of these laws or may result in significant expense.

We may be subject to litigation, the disposition of which could negatively affect our profitability and cash flow in a particular period, or have a material adverse effect on our business, financial condition and results of operations

Our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation that may be filed against us in the future. In addition, such litigation could have a material adverse effect on our business, financial condition and results of operations. See "Part I, Item 3. Legal Proceedings."

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Summary Overview of Mining Operations

Information concerning our mining properties in this Annual Report has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which requires us to disclose our mineral resources, in addition to our mineral reserves, as of the end of our most recently completed fiscal year both in the aggregate and for each of our individually material mining properties.

As used in this Annual Report, the terms "mineral resource," "measured mineral resource," "indicated mineral resource," "inferred mineral resource," "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as "mineral reserves" unless the determination has been made by a qualified person that the indicated and measured mineral resources can be the basis of an economically viable project. You are specifically cautioned not to assume that any part or all of the mineral resources will ever be converted into mineral reserves, as defined by the SEC. See "Item 1A "Risk Factors"

You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a too high of a degree of uncertainty as to their existence to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves. See "Item 1A "Risk Factors"

The information that follows relating to the Elk Creek Complex, Berwind Complex, and Knox Creek Complex is derived, for the most part, from, and in some instances is an extract from, the technical report summaries ("TRS") relating to such properties prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS's, incorporated herein by reference and made a part of this Annual Report.

The following map shows the location of our mining properties and offices, excluding our property near Sheridan, Wyoming, as of December 31, 2022:



At December 31, 2022, we had four mining properties, as summarized in the table below (tons produced in 000s), excluding the Brook Mine property being used to support the Company's CORE initiatives:

	Location	Controlled Acres	Yrs	Stage	Clean Tons Produced 2020	Clean Tons Produced 2021	Clean Tons Produced 2022	Mine Type	Quality	Processing Facilities - Transportation
Elk Creek Complex	Logan, Wyoming, and Mingo Counties, WV	20,200	20+	Production	1,548	1,981	2,033	Underground, Highwall, Surface	High Volatile A, A/B, B	Elk Creek Preparation Plant - CSX RR, Truck
Berwind Complex	McDowell County, WV, Buchanan and Tazewell Counties, VA	62,500	20+	Production	147	180	416	Underground, Highwall, Surface	Low and Mid Volatile	Berwind Preparation Plant - Truck, Norfolk Southern RR
Knox Creek Complex	McDowell County, WV, Buchanan, Russell, and Tazewell Counties, VA	74,400	15	Production	—	45	235	Underground, Highwall, Surface	Mid and High Volatile A	Knox Creek Preparation Plant - Truck, Norfolk Southern RR
RAM Mine	Washington County, PA	1,567	10	Development	—	—	—	Underground	High Volatile C	Truck, Barge
Total		158,667			1,695	2,206	2,684			

At December 31, 2022, we owned or controlled, primarily through long-term leases, approximately 157,100 acres of coal in Virginia and West Virginia and 1,567 acres of coal in Pennsylvania. The aggregate annual production for our properties during the three most recently completed fiscal years are as follows: 2.7 million tons for fiscal year 2022, 2.2 million tons for fiscal year 2021, and 1.7 million tons for fiscal year 2020. Our preparation plants and loadout facilities are located on properties owned by us or held under leases which expire at varying dates over the next 30 years. Most of the leases contain options to renew. Many of these leases provide for a royalty payment to the lessor based on a specific price per ton of coal extracted or as a percentage of coal sales revenue. We believe that all of our leases were entered into at market terms.

The Company leases office space in Lexington, Kentucky that serves as its executive headquarters. In addition, the Company owns office space in Charleston, West Virginia that serves as an operations center. The Company also owns offices in Sheridan, Wyoming as part of its CORE initiatives. See Item 1. "Business - Our Projects" for additional information about our mining operations and CORE initiatives.

We hold numerous environmental and mineral extraction permits, water rights and other permits, licenses and approvals from governmental authorities authorizing operations at each of our facilities. With respect to each facility at which we produce coal, permits, licenses and approvals are obtained as needed in the normal course of business based on our mine plans and federal, state, and local regulatory provisions regarding mine permitting and licensing. Based on our historical permitting experience, we expect to be able to continue to obtain necessary mining permits and approvals to support historical rates of production.

We are the operators of the mining and processing operations and the mining methods we use consist of surface, underground and highwall mining methods. The mining operations for the Elk Creek, Berwind, and Knox Creek complexes are material to our business and are further described below.

Elk Creek Complex

The Elk Creek Complex is located approximately 45 miles south of Charleston, West Virginia, in Logan, Wyoming, and Mingo Counties at N 37.698718, W 81.778297. The nearest town is Man, West Virginia, which is approximately five miles to the northwest of the Elk Creek Complex. The Elk Creek Complex is within the Southern West Virginia coal field of the Central Appalachia Coal Producing Region (the "CAPP Region") of the United States.

Companies that previously mined on the Elk Creek Complex include Island Creek Coal Company ("Island Creek") which started mining in the area in December 1904. Consolidation Coal Company, now known as Consol Energy, Inc. ("Consol"), bought Island Creek in July 1993 and continued operations in and around the area until the late-1990s when Consol idled its Elk Creek Mine. Ramaco Coal bought the property from Consol in 2012 and started production on the Elk Creek Complex in the fourth quarter of 2016. The 2012 purchase included acquisition of rail access, permitted impoundment and coal refuse disposal facilities, as well as numerous reclaimed, but permitted deep mines. Pittston Coal Company operated mines on the northern Huff Creek portion (McDonald and Baisden properties) of the Elk Creek Complex in the 1970s and 1980s before the company exited the coal mining business in 2001.

The Elk Creek Complex consists of approximately 20,200 acres of leased coal holdings. Within the Elk Creek Complex controlled coal holdings, 16,000 acres lie in Logan County, 2,800 acres in Wyoming County and 1,400 acres in Mingo County. The Elk Creek Complex is in the production stage and currently has six active mines, three planned and permitted mines, one permitted inactive mine, and one planned but not permitted mine. The five planned and/or permitted mines include two contour surface mine developing areas for a highwall miner, and three underground room and pillar mines, which use continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2016. A majority of the underground mines implement retreat mining, which results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mines have and average mining recovery of approximately 40 percent.

The Elk Creek Complex is mining several seams and seam splits, including the Chilton A, Upper Dorothy, Upper Dorothy 2, 3, and 4, Middle Dorothy, Lower Dorothy, Upper Cedar Grove, Lower Cedar Grove A, Lower Cedar Grove B, Lower Cedar Grove C, Upper Alma, Lower Alma, Powellton, Eagle, and No. 2 Gas seams, in descending stratigraphic order.

Currently, there are six active mines within the complex:
- Ram No. 1 Surface and Highwall Mine;

- Stonecoal No. 2 Alma Deep Mine;
- Rockhouse Eagle Deep Mine;
- No. 2 Gas Deep Mine;
- Michael Powellton Deep Mine; and
- Crucible Lower Cedar Grove B and C seams.

There are three planned and permitted mines within the complex:
- Ram No. 3 Surface and Highwall Mine, scheduled for 2023 startup;
- Ram No. 2 Surface and Highwall Mine (which is the extension of Ram No. 1 above), scheduled for 2023 startup; and
- Glenalum Tunnel #1 Deep Mine, scheduled for 2027 startup.

There is one permitted inactive mine, the Eight-Kay Deep Mine that is projected to start in 2027 and the Bens Creek Deep Mine is planned but is not yet permitted. The projected startup date for this mine is 2026. It is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

The current Elk Creek Complex Life-of-Mine ("LOM") Plan projects mining through 2040; an expected mine life for the complex of 18 years. The Company projects total annual mine production to range from 2.1 to 2.3 million clean tons in 2023.

All Run-of-Mine ("ROM") coal is washed at the Elk Creek Preparation Plant. The Elk Creek Preparation Plant, built in 2017 by Raw Resources Group located in Princeton, West Virginia, is a well designed and constructed preparation plant, with ROM processing capacity of 700 tons per hour. During 2022, we began work on a throughput upgrade at our Elk Creek Preparation plant. We expect this upgrade will raise the nameplate processing capacity to 1,150 raw tons per hour and our annual processing capacity from this complex to approximately 3.0 million tons per year. We expect that this upgrade will be completed in the second quarter of 2023.

In order to meet this increased capacity, we also began development work on additional low-cost, high- volatile underground and surface mines at Elk Creek. These mines began production during the second quarter of 2022 and are expected to reach full levels of productivity during 2023. Production is expected to increase at Elk Creek commensurate with the increase in processing capacity discussed above.

The book value of the Elk Creek Complex property and its associated plant and equipment was $264 million as of December 31, 2022. The Elk Creek Complex utilizes industry standard, modern surface and underground mining equipment, processing equipment and infrastructure that is in good operating condition and capable of meeting planned production requirements using prudent operating methods and operating schedules.

The Elk Creek Complex produces a high quality, high-volatile metallurgical coal. Historically, the market for metallurgical coal from the Elk Creek Complex has been domestic metallurgical coal consumers and the global seaborne metallurgical coal market. Coal produced from the complex is primarily high-volatile A and high-volatile B metallurgical coal. The Elk Creek Complex also produces thermal coal and specialty coals, which represent approximately five percent of sales.

Volatiles refers to the volatile matter contained in the coal. Classification of coal as low, mid or high-volatile refers to the specific volatile content within the coal, with coals of 17% to 22% volatile matter being classified as low-volatile, 23% to 31% as mid volatile and 32% or greater as high-volatile. The volatile matter in coal impacts coke yield (i.e. the amount of coke and coke by-products produced per ton of coal charged). Low-volatile coal contains more carbon, but too much carbon can result in coke oven damage. Too much volatile matter results in less carbon and reduces the volume of coke produced. Therefore, coke producers use blends of high-volatile and low-volatile coals for coke production.

We are unaware of any significant encumbrances to the Elk Creek Complex, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

Berwind Complex

The Berwind Complex is located approximately 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky at N 37.164522, W 81.744893. The complex includes areas in Buchanan and Tazewell Counties, Virginia and McDowell County, West Virginia. The Berwind Complex is within the Southwestern Virginia and Southern West Virginia coal fields of the CAPP Region of the United States.

The Berwind Complex and surrounding area has an extensive history of coal mining, primarily by underground mining methods. Mining within the Berwind/Knox Creek Complex likely began in the early-1900s and there have been many different mine operators both large and small in the region since then.

The Berwind Property consists of approximately 62,500 acres of leased coal holdings located in McDowell County, West Virginia and Buchanan and Tazewell Counties, Virginia. Ramaco obtained their initial lease for this property in 2015 and commenced mine operations in 2017. The Berwind Complex is in the production stage and currently has three active mines, one mine that was idle at December 31, 2022 and subsequently reactivated in the first quarter of 2023, and one permitted mine. The three mines that were active at December 31, 2022 include one contour surface mine developing areas for a highwall miner, and two underground room and pillar mines, which use continuous miners for mine development. Ramaco started operations at the Berwind Pocahontas 4 Deep Mine in 2017 and idled the mine in mid-July 2022 due to an ignition that an investigation by the Mine Safety and Health Administration (MSHA) suggests was caused by lightning that struck a pilot hole for a new shaft. Production at the Berwind No. 1 Deep Mine restarted in the first quarter of 2023.

A majority of the underground mines implement retreat mining, which typically results in mining recovery of greater than 80 percent. Contour mining has an average mining recovery of approximately 90 percent, and the highwall mine has an average mining recovery of approximately 40 percent.

The Berwind Complex is mining several seams and seam splits, including the Pocahontas 6, Pocahontas 5, Pocahontas 4 and Pocahontas 3 seams, in descending stratigraphic order.

Active Mines:
- Laurel Fork Pocahontas 3 Deep Mine
- Triad No. 2 Deep Mine
- Triple S Surface and Highwall Mine

Idle Mine:
- Berwind No. 1 Pocahontas 4 Deep Mine (idle at December 31, 2022 but reactivated in the first quarter of 2023)

Permitted Mines:
- Squire Jim No. 1 Deep Mine, permitted but not planned for startup

The current Berwind Complex Life-of-Mine (LOM) Plan projects mining through 2049, an expected mine life for the complex of 27 years. Ramaco projects total annual production to be approximately 0.9 million clean tons until another super-section is started in the Berwind No. 1 Deep Mine in 2027, and average 1.2 million clean tons per year through 2040 when the Berwind No. 1 Deep Mine is nearing end of mine life. After this, the single-section Laurel Fork Deep Mine is currently planned to operate into 2049 at an average annual rate of approximately 307 thousand clean tons per year. However, it is likely future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

All Run-of-Mine (ROM) coal is washed at the Berwind Preparation Plant with no planned direct shipment coal. The Berwind Preparation Plant was initially built in 1955 and commissioned in 1957. Ramaco refurbished the preparation plant in 2021 and 2022 based on a design by Ramsey Industrial, with a current ROM processing capacity of 600 tons per hour.

The book value of the Berwind Complex property and its associated plant and equipment is $148 million as of December 31, 2022. The Berwind Complex utilizes industry standard, modern surface and underground mining equipment, processing equipment and infrastructure that is in good operating condition and capable of meeting planned production requirements using prudent operating methods and operating schedules.

The Berwind Complex produces high quality, mid and low volatile metallurgical coal. Historically, the market for metallurgical coal from the Berwind Complex has been for both domestic metallurgical coal consumers and the global seaborne metallurgical coal market.

We are unaware of any significant encumbrances to the Berwind Complex, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

Knox Creek Complex

The Knox Creek Complex consists of two general properties or areas as follows:
- Big Creek Property; and
- Knox Creek Property

The Knox Creek Complex is located approximately 80 miles south of Charleston, West Virginia; 100 miles west of Roanoke, Virginia; 60 miles northeast of Kingsport, Tennessee; and 160 miles east/southeast of Lexington, Kentucky at N 37.164522, W 81.744893. The complex includes areas in Buchanan, Russell and Tazewell Counties, Virginia and McDowell County, West Virginia. The Knox Creek Complex is within the Southwestern Virginia and Southern West Virginia coal fields of the CAPP Region of the United States.

The Knox Creek Complex and surrounding area has an extensive history of coal mining, primarily by underground mining methods. Mining within the Knox Creek Complex likely began in the early-1900s and there have been many different mine operators both large and small in the region since then.

The Knox Creek Complex consists of approximately 74,400 acres of owned and leased coal holdings. Within the Knox Creek Complex controlled coal holdings, 9,250 acres lie in McDowell County, West Virginia. The Knox Creek Complex is in the production stage and currently has two active mines and two planned and permitted mines. There are no active or planned West Virginia mines currently within the Knox Creek Complex. The two active mines include one contour surface mine developing areas for a highwall miner, and one underground room and pillar mine, which uses continuous miners for mine development. Ramaco began production of metallurgical coal at the complex in 2019. The underground mines will implement retreat mining, which typically results in mining recovery of 50 to 80 percent. At the surface mine, contour mining has an average mining recovery of approximately 90 percent, and highwall mining has an average mining recovery of approximately 40 percent.

The Knox Creek Complex is mining or plans to mine several seams and seam splits, including the Jawbone, Kennedy and Tiller seams.

Active Mines:
- Big Creek Jawbone No. 1 Deep Mine
- Big Creek Surface and Highwall Mine

Planned and Permitted Mines:
- Knox Creek Tiller Deep Mine, scheduled for 2024 startup
- Kennedy No. 3 Deep Mine, scheduled for 2024 startup

The current Knox Creek Complex Life-of-Mine (LOM) Plan projects mining through 2037, an expected mine life for the complex of 15 years. It is anticipated that future mines will be planned and scheduled, as necessary, from resource areas within the complex, to meet internal Ramaco production goals aligned with market conditions.

All Run-of-Mine (ROM) coal is washed at the Knox Creek Preparation Plant. The Knox Creek Preparation Plant, built in 1981 by Powell Construction Company located in Johnson City, Tennessee, is a well designed and constructed preparation plant, with ROM processing capacity of 750 tons per hour.

The book value of the Knox Creek Complex property and its associated plant and equipment is $31 million as of December 31, 2022. The Knox Creek Complex utilizes industry standard, modern surface and underground mining equipment, processing equipment and infrastructure that is in good operating condition and capable of meeting planned production requirements using prudent operating methods and operating schedules.

The Knox Creek Complex produces high quality, mid and high volatile metallurgical coal. Historically, the market for metallurgical coal from the Knox Creek Complex has included both domestic metallurgical coal consumers and the global seaborne metallurgical coal market. The Knox Creek Complex also sporadically produces a minimal quantity of thermal coal from the surface mine from oxidized zones.

We are unaware of any significant encumbrances to the Knox Creek Complex, including current and future permitting requirements and associated timelines, permit conditions, and violations and fines.

Summary of Mineral Resources and Reserves

Summaries of our mineral resources and reserves at December 31, 2022, are set forth in Tables 1 and 2.

Table 1. Summary Mineral Resources at end of Fiscal Year ended December 31, 2022

| | Measured Mineral Resources | | | Indicated Mineral Resources | | | Measured + Indicated Mineral Resources | | | Inferred Mineral Resources | | |
| | | Coal Quality (Dry Basis) Raw | | | Coal Quality (Dry Basis) Raw | | | Coal Quality (Dry Basis) Raw | | | Coal Quality (Dry Basis) Raw | |
	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)
Area												
Berwind Complex	558,581	20.40	91.06	70,376	20.40	91.06	628,957	20.40	91.06	4,495	20.40	91.06
Knox Creek Complex												
Big Creek Property	35,021	14.10	91.42	—	—	—	35,021	14.10	91.42	—	—	—
Knox Creek Property	258,795	13.50	87.76	6,765	13.50	87.76	265,560	13.50	87.76	—	—	—
Elk Creek Complex												
Ram Surface	96,776	15.42	88.42	12,626	15.42	88.42	109,402	15.42	88.42	—	15.42	88.42
Crucible Deep	2,285	8.74	84.04	730	8.74	84.04	3,015	8.74	84.04	—	8.74	84.04
Stonecoal No. 2 Alma Deep Mine	19,928	14.32	86.83	3,041	14.32	86.83	22,969	14.32	86.83	—	14.32	86.83
Michael Powellton Mine	—	32.24	97.85	—	32.24	97.85	—	32.24	97.85	—	32.24	97.85
Rockhouse Eagle Deep Mine	4,065	19.62	89.07	35	19.62	89.07	4,100	19.62	89.07	—	19.62	89.07
Moorfork Mine	2,390	15.49	82.24	360	15.49	82.24	2,750	15.49	82.24	—	15.49	82.24
Bens Creek Deep Mine	15,510	25.83	93.81	24,425	25.83	93.81	39,935	25.83	93.81	—	25.83	93.81
Lower War Eagle	4,965	21.76	90.64	2,870	21.76	90.64	7,835	21.76	90.64	70	21.76	90.64
Glenalum Tunnel #1 Deep Mine	9,295	4.80	81.13	10,855	4.80	81.13	20,150	4.80	81.13	815	4.80	81.13
Gilbert Deep Mine	2,085	23.56	92.66	2,565	23.56	92.66	4,650	23.56	92.66	85	23.56	92.66
RAM Mine	3,724	6.00	81.12	7,716	6.00	81.12	11,440	6.00	81.12	—	—	—
Grand Total	**1,013,420**			**142,364**			**1,155,784**			**5,465**		

Notes:

58

- Mineral Resources reported above are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the Mineral Resources estimated will be converted into Mineral Reserves. Mineral Resources reported here are exclusive of Mineral Reserves.
- Resource probable economic mineability is based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, area mining with a cutoff stripping ratio of 20:1, and primarily metallurgical low and mid-volatile coal at the Berwind Complex realizing a sales price of $169 per ton at a cash cost of $101 per clean ton (FOB Mine), primarily metallurgical mid and high-volatile at the Knox Creek Complex realizing a sales price of $184 per ton and cash cost of $99 per clean ton (FOB Mine), and primarily metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).
- Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Table 2. Summary Mineral Reserves at end of Fiscal Year ended December 31, 2022

| | Proven Mineral Reserves | | | Probable Mineral Reserves | | | Proven + Probable Mineral Reserves | | |
| | Coal Quality (Dry Basis) Raw | | | Coal Quality (Dry Basis) Raw | | | Coal Quality (Dry Basis) Raw | | |
	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)	Amount (000 Tons)	Ash (%)	Relative Density (Lbs./Cu.Ft.)
Area									
Berwind Complex									
Berwind No. 1 Deep Mine	16,897	23.39	92.58	26	23.39	92.58	16,923	23.70	92.82
Laurel Fork Deep Mine	6,188	10.50	84.32	22	12.10	84.89	6,210	10.60	84.32
Triple S Highwall Mine	171	11.20	84.89	44	11.10	84.89	215	11.10	84.89
Triad No. 2 Deep Mine	259	39.50	102.58	—	—	—	259	39.50	102.58
Knox Creek Complex									
Big Creek Surface and Highwall Mine	348	19.03	89.73	—	—	—	348	19.03	89.73
Big Creek Jawbone 1 Deep Mine	586	30.60	97.16	—	—	—	586	30.60	97.16
Knox Creek Tiller Deep Mine	6,362	16.10	88.05	—	—	—	6,362	16.10	88.05
Kennedy No. 3 Deep Mine	720	13.60	86.48	—	—	—	720	13.60	86.48
Elk Creek Complex									
Ram Surface and Highwall Mine	1,574	15.10	87.10	35	15.10	87.10	1,609	15.10	87.10
Ram Surface 3 and Highwall Mine	2,760	15.80	87.80	440	15.80	87.80	3,200	15.80	87.80
Crucible Deep	4,180	10.40	84.10	645	10.40	84.10	4,825	10.40	84.10
Stonecoal No. 2 Alma Deep Mine	4,893	23.80	84.60	290	23.80	84.60	5,183	23.80	84.60
Michael Powellton Mine	1,073	42.80	104.60	—	42.80	104.60	1,073	42.80	104.60
Rockhouse Eagle Deep Mine	1,728	16.30	87.80	495	16.30	87.80	2,223	16.30	87.80
No. 2 Gas Deep Mine	3,722	27.90	94.40	455	27.90	94.40	4,177	27.90	94.40
Eight-Kay	1,390	12.30	85.70	240	12.30	85.70	1,630	12.30	85.70
Bens Creek Deep Mine	1,670	28.60	95.80	170	28.60	95.80	1,840	28.60	95.80
Glenalum Tunnel #1 Deep Mine	2,380	5.90	81.80	2,190	5.90	81.80	4,570	5.90	81.80
Grand Total	**56,901**			**5,052**			**61,953**		

Notes:
- Clean recoverable reserve tonnage based on underground mining recovery of 50 to 80 percent (contingent upon retreat mining capability), 90 percent for surface mining, 40 percent for highwall mining, theoretical preparation plant yield, and a 95 percent preparation plant efficiency.
- Mineral Reserves estimated for the Berwind Complex are based primarily on metallurgical low and mid-volatile coal realizing a sales price of $169 per ton at a cash cost of $101 per clean ton (FOB Mine), primarily metallurgical mid and high-volatile coal at the Knox Creek Complex realizing a sales price of $184 per ton and cash cost of $99 per clean ton (FOB mine), and primarily a metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).
- Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
- Mineral Reserves are reported exclusive of Mineral Resources.

Our coal resource and reserve estimates at December 31, 2022, were prepared by a qualified person ("QP") and have a basis in periodic, historical reserve studies completed by third-party geological engineering firms. Our coal resource and reserve estimates are based on data obtained from our drilling activities and other available geologic data. Acquisitions or sales of coal properties will change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam. The most recent studies of our coal reserves for the Elk Creek Complex, Berwind Complex, Knox Creek Complex, and RAM Mine were prepared by an independent engineering firm,

Weir International, Inc. ("Weir"). In periods between third party updates, we update reserves utilizing our internal staff of engineers and geologists based upon production data. We intend to continue to periodically retain outside experts to assist management with the verification of our estimates of our coal reserves going forward.

Weir prepared our reserve reporting in compliance with the Regulation S-K 1300 requirements. Weir initiated this process with us by completing a historical project review as well as its validation of our complete drill hole database. Weir validated that property control is accurately reflected in reserve modeling, verifying the latest property boundaries, including control by each individual seam. Weir also examined reserve boundaries to ensure agreement with mining parameters, such as minimum thickness, minimum yield and minimum inter-burden between seams. Resource classification is determined based on the expectation of our meeting these mining parameters. Weir also conducted mining integrity checks to ensure each reserve area is minable.

In determining whether our reserves meet this standard, we take into account, among other things, our potential ability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in costs required to be incurred to meet regulatory requirements and obtaining or renewing mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices. Further, the economic recoverability of our reserves is based on market conditions including contracted pricing, market pricing and overall demand for our coal. Thus, the actual value at which we no longer consider our reserves to be economically recoverable varies depending on the length of time in which the specific market conditions are expected to last. We consider our reserves to be economically recoverable at a price in excess of our cash costs to mine the coal and fund our ongoing replacement capital. The reserves in this Annual Report are classified by reliability or accuracy in decreasing order of geological assurance as Proven (Measured) and Probable (Indicated).

Summaries of the mineral resources and mineral reserves as of December 31, 2022 and December 31, 2021 are shown below. Weir served as the QP and prepared the estimates of mineral resources and mineral reserves at the Berwind Complex, Knox Creek Complex, and Elk Creek Complex. A copy of the QP's TRS with respect to the mineral resource and reserve estimates at the Berwind Complex, dated March 9, 2023, with an effective date of December 31, 2022 (the "Berwind TRS"), is filed as Exhibit 96.1, and at the Knox Creek Complex, dated March 9, 2023, with an effective date of December 31, 2022 ("Knox Creek TRS"), is filed as Exhibit 96.2. Since a material change has not occurred from the last TRS filed for the Elk Creek Complex, the previous year's TRS has not been updated. Refer to Exhibit 96.3.

(in millions)	Year ended December 31, 2022		Year ended December 31, 2021	
	Measured + Indicated In-Place Resources	Proven + Probable Clean Recoverable Reserves	Measured + Indicated In-Place Resources	Proven + Probable Clean Recoverable Reserves
Area				
Berwind Complex	629	24	239	9
Knox Creek Complex	301	8	296	1
Elk Creek Complex	215	30	223	29
RAM Mine	11	—	11	—
Total	1,156	62	769	39

Estimates of coal reserves and resources are updated annually to reflect changes resulting from active mine production, mine plan modifications, property acquisitions/sales, impacts of additional exploration drilling, and any other changes that impact remaining coal reserve and resource tonnage.

The combined proven and probable reserves at the Berwind, Knox Creek and Elk Creek Complexes increased by 23 million tons, driven by 14 million tons resulting from property acquisitions within the Berwind Complex as well as the conversion of mineral resources to mineral reserves within the Knox Creek Complex. Similarly, measured and indicated coal resources increased by 387 million tons, driven by 384 million tons resulting from property acquisitions within the Berwind Complex.

Key assumptions and parameters relating to the mineral resources and mineral reserves are discussed in sections 11 and 12, respectively, of each TRS.

Internal Controls

In our exploration and mineral resource and reserve estimation efforts, we utilize an American National Standards Institute certified third-party laboratory, which has in-house quality control and assurance procedures. Once in possession of the samples, the laboratory standard sample preparation and security procedures are followed. After the sample has been tested, reviewed, and accepted, the disposal of the sample is done in accordance with local, state and EPA approved methods.

Weir has determined the sample preparation, security and analysis procedures used for our drillhole samples meet current coal industry standards and practices for quality testing, with laboratory results suitable to use for geological modeling, mineral resource estimation and economic evaluation.

Year-end reserve estimates are and will continue to be reviewed by our Chief Executive Officer and other senior management, and revisions are communicated to our board of directors. Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenue or higher than expected costs. Actual production recovered from identified reserve areas and properties, and revenue and expenditures associated with our mining operations, may vary materially from estimates.

Item 3. Legal Proceedings

Due to the nature of our business, we may become, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, there are no pending litigation, disputes or claims against us which, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations. For a description of our legal proceedings, see "Commitments and Contingencies," Note 10 to the Notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this Annual Report.

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Market Information. Our common stock is listed on the NASDAQ Global Select Market under the symbol "METC" and our Notes are listed on the NASDAQ Global Select Market under the symbol "METCL."

Holders. As of the close of business on February 28, 2023, there were eighty-four holders of record of our common stock. Because many of our common shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividends. On December 8, 2022, the Company announced that its board of directors declared a $0.1250 per common share cash dividend payable on March 15, 2023 to shareholders of record as of March 1, 2023, which represents a 10% increase in the quarterly cash dividends paid in 2022 of $0.1133 per common share. The Company anticipates paying dividends on a quarterly basis at the newly approved amount; however, future declarations of dividends are subject to Board of Directors' approval and may be adjusted as business needs or market conditions change.

Equity Compensation Plans. The Company does not have any non-stockholder approved equity compensation plans. Refer to Part II, Item 8, Note 9 for the Company's equity compensation plan information.

Stock repurchases. The Company routinely allows employees to surrender common stock to pay estimated taxes upon the vesting or exercise of stock-based compensation awards. The value of common stock tendered by employees is determined based on the price of the Company's common stock at the time of relinquishment. There were no other repurchases of common shares during the quarter or year ended December 31, 2022.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist you in understanding our results of operations and our present financial condition and contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. We caution you that our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this Annual Report, particularly in the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

Our primary source of revenue is the sale of metallurgical coal. We are a pure play metallurgical coal company with 62 million and 1,156 million measured and indicated tons of high-quality metallurgical coal reserves and resources, respectively. Our plan is to continue development of our existing properties and grow annual production over the next few years to approximately 6.5 million clean tons of metallurgical coal, subject to market conditions, permitting and additional capital deployment in the medium-term. We may make acquisitions of reserves or infrastructure that continue our focus on advantaged geology and lower costs.

During 2022, we sold 2.5 million tons of coal. Of this, 58% was sold in North American markets and 42% was sold in export markets, excluding Canada, principally to Europe, South America, Asia and Africa. The Company is responsible for rail and loadout costs for coal sold into export markets. During 2021, we sold 2.3 million tons of coal. Of this amount, 51% was sold in North American markets and 49% was sold in export markets, excluding Canada. We purchase coal from third parties for sale for our own account from time to time; however, sales of higher-margin Company produced coal made up 98% of total sales in both 2022 and 2021.

The overall outlook of the metallurgical coal business is dependent on a variety of factors such as pricing, regulatory uncertainties and global economic conditions. Coal consumption and production in the U.S. is driven by several market dynamics and trends including the U.S. and global economies, the U.S. dollar's strength relative to other currencies and accelerating production cuts. Coal benchmark prices soared in early 2022, but then fell throughout the rest of the year.

Uncertainty related to COVID-19 continues to linger across the world. The Company actively monitors for developments and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, suppliers, and stakeholders, or as required by federal, state, or local authorities.

Regarding the military conflict involving Russia and Ukraine, resulting sanctions and future market or supply disruptions in the region, are impossible to predict, but could be significant and may have a severe adverse effect on the region. Globally, various governments have banned imports from Russia including commodities such as oil, natural gas and coal. These events have contributed to volatility in the commodity markets. This volatility, including market expectations of potential changes in coal prices and inflationary pressures on steel products, may have a significant effect on market prices and overall demand for our coal and the cost of supplies and equipment. We are closely monitoring the potential effects on the market.

We have no meaningful direct financial exposure to Russia and Ukraine; however, the European Union ban on Russian coal has put upward pressure on international thermal coal prices. In addition, fear of economic contraction may affect future demand for coking coal. Values of certain indices for high quality thermal coal exceeded values of coking coal indices for part of 2022. Available coking coal may be directed into thermal markets when such conditions occur.

The annual contracting season with North American steel producers generally occurs in late-summer through the fall. As of December 31, 2022, we had entered into forward sales contracts with certain North American customers for 2023 on a fixed price basis for 1.2 million tons of coal at an average realizable price of $198/ton FOB mine. This level of pricing in 2023 is higher than the average price of $187 per ton FOB mine that was obtained during the previous contracting season for North America. This is due to a combination of factors, including changes in demand, variations in the types of coal qualities being purchased, fluctuations in steel prices, and other macroeconomic trends. In addition, we anticipate a shift to more export sales in the Company's mix of revenues during 2023. Export sales often contain index-based pricing and, therefore, could lead to greater volatility in pricing and revenues compared to 2022.

In 2022, our capital expenditures were $123.0 million, excluding cash paid for the acquisitions of Ramaco Coal and Maben Coal assets which totaled $23.6 million as well as capitalized interest of $1.1 million. Our capital expenditures in 2021 were $29.5 million, excluding cash paid for the acquisition of the Amonate assets which totaled $30.1 million. The increase in capital expenditures was due to continued investments in growth projects at our Elk Creek and Berwind mining complexes. We expect to complete improvements at the Elk Creek preparation plant in the second quarter of 2023, which should result in an increase in annualized processing and shipping capacity from 2 million tons to 3 million tons per year. Production is also expected to increase at Elk Creek commensurate with the increase in processing capacity.

On July 10, 2022, we experienced a methane ignition at the Berwind No. 1 mine, which was one of the active mines at our Berwind mining complex. The other mines resumed production while the Berwind No. 1 mine was idled until a full investigation could be conducted. There were no personnel in the mine at the time of the incident and no injuries or fatalities occurred. The overall impact to pre-tax earnings in 2022 was immaterial except for idle mine costs of $9.5 million recognized during the year. Production from the Berwind No. 1 mine restarted in the first quarter of 2023. The Company expects the mine to achieve regular levels of production by the third quarter of 2023.

The increase in capacity at the Elk Creek plant and the re-opening of the Berwind No. 1 mine, as described above, as well as the expected start of production at the Maben mine are expected to increase production and earnings starting in the second quarter of 2023. We expect to be producing on an annualized four million ton per year run rate by the third quarter of 2023.

Results of Operations

(In thousands)	Years ended December 31,		
	2022	**2021**	**2020**
Revenue	$ 565,688	$ 283,394	$ 168,915
Costs and expenses			
Cost of sales (exclusive of items shown separately below)	332,960	195,412	145,503
Asset retirement obligations accretion	1,115	615	570
Depreciation, depletion, and amortization	41,194	26,205	20,912
Selling, general and administrative expenses	40,032	21,629	21,023
Total costs and expenses	415,301	243,861	188,008
Operating income (loss)	150,387	39,533	(19,093)
Other income (expense), net	2,637	7,429	11,926
Interest expense, net	(6,829)	(2,556)	(1,224)
Income (loss) before tax	146,195	44,406	(8,391)
Income tax expense (benefit)	30,153	4,647	(3,484)
Net income (loss)	$ 116,042	$ 39,759	$ (4,907)
Earnings (loss) per common share			
Basic	$ 2.63	$ 0.90	$ (0.12)
Diluted	$ 2.60	$ 0.90	$ (0.12)
Adjusted EBITDA	$ 204,555	$ 79,042	$ 18,455

Net income and Adjusted EBITDA were significantly higher compared to 2021, which was driven by higher sales pricing in 2022. Refer to *Non-GAAP Financial Measures* below for an explanation of the Company's calculation of Adjusted EBITDA.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenue. Our revenue includes sales to customers of Company produced coal as well as smaller amounts of coal purchased from third parties. We include amounts billed by us for transportation to our customers within revenue and transportation costs incurred within cost of sales.

For the year ended December 31, 2022, we had revenue of $565.7 million from the sale of 2.45 million tons of coal including 0.05 million tons of purchased coal. During 2021, we sold 2.29 million tons of coal including 0.05 million tons of purchased coal for total revenue of $283.4 million.

Coal sales information is summarized as follows:

(In thousands)	Year ended December 31,		
	2022	**2021**	**Increase**
Company Produced			
Coal sales revenue	$ 553,830	$ 276,725	$ 277,105
Tons sold	2,396	2,239	157
Purchased from Third Parties			
Coal sales revenue	$ 11,858	$ 6,669	$ 5,189
Tons sold	54	47	7
Totals			
Coal sales revenue	$ 565,688	$ 283,394	$ 282,294
Tons sold	2,450	2,286	164

Coal sales revenue for 2022 increased nearly 100% from 2021, which was driven by improved fixed pricing for domestic sales and favorable spot/index pricing for export sales in 2022. Revenue per ton sold increased 86% from $124/ton in 2021 to $231/ton in 2022. Revenue per ton sold (FOB mine), which excludes transportation revenues, increased 91% from $109/ton in 2021 to $207/ton in 2022. In addition, we sold 0.2 million more tons of coal in 2022 compared to 2021 despite rail-related constraints occurring in 2022.

Refer to Note 2—Summary of Significant Accounting Policies—Concentrations and Note 11—Revenues in Item 8, Part II for additional information regarding sales to customers.

Cost of sales. Our cost of sales totaled $333.0 million for 2022 as compared to $195.4 million for 2021. The 70% increase versus the prior year was driven primarily by inflationary pressures on labor and supplies. Total cost per ton sold increased 59% from $85/ton in 2021 to $136/ton in 2022. Total *cash* cost per ton sold *(FOB mine)*, which excludes transportation costs and idle mine costs related to the Berwind ignition event, increased 54% from $70/ton in 2021 to $108/ton in 2022. The cost of sales for coal we purchased from third parties was $9.4 million in 2022 compared to $5.4 million in 2021.

Asset retirement obligation accretion. ARO accretion was $1.1 million for 2022 and $0.6 million for 2021. The higher level of accretion in 2022 was driven primarily by AROs assumed as part of the acquisition of Amonate assets in December 2021.

Depreciation, depletion, and amortization. Depreciation of our plant and equipment totaled $24.1 million for the year ended December 31, 2022 as compared with $17.9 million for the previous year. Higher depreciation expense for 2022 was principally due to the increase in deployment of additional mining equipment. Amortization and depletion of capitalized mine development costs and mineral rights totaled $12.2 million in 2022 as compared to $7.2 million for the previous year. Higher amortization and depletion expense for 2022 was driven by higher production volumes. Amortization of right of use assets related to equipment finance leases totaled $4.8 million in 2022 as compared to $1.1 million in the previous year. The higher amortization for 2022 was due to new equipment finance leases.

Selling, general and administrative expenses. Selling, general and administrative expenses were $40.0 million for the year ended December 31, 2022 compared to $21.6 million for 2021. This increase reflects the growth of our organization including higher stock compensation expense, incentives, and professional services.

Other income (expense), net. Other income, net was $2.6 million in 2022 driven by the gain of $2.1 million recognized on the sale of mineral rights. For 2021, other income, net was $7.4 million principally due to the recognition of $5.4 million associated with the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") Employee Retention Tax Credit.

Interest expense, net. Interest expense, net was approximately $6.8 million in 2022 as compared to $2.6 million in 2021. The increase in net interest expense in 2022 was primarily due to debt incurred to finance acquisitions in 2022 as well as the issuance of Senior Notes in July 2021.

Income tax expense. We recognized income tax expense of $30.2 million and $4.6 million in 2022 and 2021, respectively. Income tax expense for 2022 includes a $1.5 million benefit for stock-based compensation and a $0.5 million benefit related to state tax rate changes. Income tax expense for 2021 includes a $2.3 million benefit associated with changes in state income tax regulations for Virginia and West Virginia and a $0.2 million benefit for stock-based compensation. Excluding these discrete items, our effective tax rate was 22% for 2022 and 16% for 2021. The primary difference from the statutory rate of 21% is related to permanent differences for state income taxes, non-deductible expenses (including limitations on compensation), and the difference in depletion expense between generally accepted accounting principles in the U.S.("U.S. GAAP") and federal income tax purposes.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Please see Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2021 Annual Report on Form 10-K for a discussion of the results of operation for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Non-GAAP Financial Measures

Adjusted EBITDA. Adjusted EBITDA is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance.

We define Adjusted EBITDA as net income plus net interest expense; stock-based compensation; depreciation, depletion, and amortization expenses; income taxes; certain non-operating expenses (charitable contributions); and accretion of asset retirement obligations. A reconciliation of net income to Adjusted EBITDA is included below. Adjusted EBITDA is not intended to serve as a substitute to U.S. GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.

(In thousands)	Years ended December 31,		
	2022	2021	2020
Reconciliation of Net Income to Adjusted EBITDA			
Net income (loss)	$ 116,042	$ 39,759	$ (4,907)
Depreciation, depletion, and amortization	41,194	26,205	20,912
Interest expense, net	6,829	2,556	1,224
Income tax expense (benefit)	30,153	4,647	(3,484)
EBITDA	194,218	73,167	13,745
Stock-based compensation	8,222	5,260	4,140
Other non-operating expenses	1,000	—	—
Accretion of asset retirement obligation	1,115	615	570
Adjusted EBITDA	$ 204,555	$ 79,042	$ 18,455

Non-GAAP revenue per ton. Non-GAAP revenue per ton (FOB mine) is calculated as coal sales revenue less transportation costs, divided by tons sold. We believe revenue per ton (FOB mine) provides useful information to investors as it enables investors to compare revenue per ton we generate against similar measures made by other publicly-traded coal companies and more effectively monitor changes in coal prices from period to period excluding the impact of transportation costs which are beyond our control. The adjustments made to arrive at these measures are significant in understanding and assessing our financial performance. Revenue per ton sold (FOB mine) is not a measure of financial performance in accordance with U.S. GAAP and, therefore, should not be considered as a substitute to revenue under U.S. GAAP.

(In thousands, except per ton amounts)	Year ended December 31, 2022			Year ended December 31, 2021		
	Company Produced	Purchased Coal	Total	Company Produced	Purchased Coal	Total
Revenue	$ 553,830	$ 11,858	$ 565,688	$ 276,725	$ 6,669	$ 283,394
Less: Adjustments to reconcile to Non-GAAP revenue (FOB mine)						
Transportation costs	(57,299)	(813)	(58,112)	(33,922)	(1,225)	(35,147)
Non-GAAP revenue (FOB mine)	$ 496,531	$ 11,045	$ 507,576	$ 242,803	$ 5,444	$ 248,247
Tons sold	2,396	54	2,450	2,239	47	2,286
Revenue per ton sold (FOB mine)	$ 207	$ 203	$ 207	$ 108	$ 116	$ 109

Non-GAAP cash cost per ton sold. Non-GAAP cash cost per ton sold is calculated as cash cost of sales less transportation costs and idle mine costs, divided by tons sold. We believe cash cost per ton sold provides useful information to investors as it enables investors to compare our cash cost per ton against similar measures made by other publicly-traded coal companies and more effectively monitor changes in coal cost from period to period excluding the impact of transportation costs which are beyond our control. The adjustments made to arrive at these measures are significant in understanding and assessing our financial performance. Cash cost per ton sold is not a measure of financial performance in accordance with U.S. GAAP and, therefore, should not be considered as a substitute to cost of sales under U.S. GAAP.

(In thousands, except per ton amounts)	Year ended December 31, 2022			Year ended December 31, 2021		
	Company Produced	Purchased Coal	Total	Company Produced	Purchased Coal	Total
Cost of sales	$ 323,550	$ 9,410	$ 332,960	$ 190,056	$ 5,356	$ 195,412
Less: Adjustments to reconcile to Non-GAAP cash cost of sales						
Transportation costs	(57,300)	(813)	(58,113)	(33,934)	(1,225)	(35,159)
Idle mine costs	(9,474)	—	(9,474)	—	—	—
Non-GAAP cash cost of sales	$ 256,776	$ 8,597	$ 265,373	$ 156,122	$ 4,131	$ 160,253
Tons sold	2,396	54	2,450	2,239	47	2,286
Cash cost per ton sold	$ 107	$ 158	$ 108	$ 70	$ 88	$ 70

2023 Sales Commitments

As of December 31, 2022, we had entered into forward sales contracts for approximately 1.5 million tons at an average fixed price of $202/ton as well as roughly 0.7 million additional tons priced against various benchmark indices. These volumes were mostly metallurgical quality coal. Sales commitments of another 0.4 million tons were obtained subsequent to December 31, 2022.

We anticipate a shift to more export sales during 2023 compared to 2022, which may lead to greater volatility in revenues due to index-based pricing.

Liquidity and Capital Resources

Our primary source of cash is proceeds from the sale of our coal production to customers. Our primary uses of cash include the cash costs of coal production, capital expenditures, acquisitions, royalty payments, and other operating expenditures.

Cash flow information is as follows:

	Years ended December 31,		
(In thousands)	**2022**	**2021**	**2020**
Consolidated statement of cash flow data:			
Cash flows provided by operating activities	$ 187,870	$ 53,340	$ 13,312
Cash flows used for investing activities	(145,708)	(59,613)	(24,753)
Cash flows (used for) provided by financing activities	(28,495)	22,369	11,286
Net change in cash and cash equivalents and restricted cash	$ 13,667	$ 16,096	$ (155)

Cash flows provided by operating activities during 2022 increased $134.5 million versus the prior year primarily due to higher cash earnings. Changes in working capital were also favorable versus the prior year as accounts payable increased in 2022 and accounts receivable decreased slightly in 2022 despite the large increase in revenues. These changes were offset partially by the increase in inventories in 2022, which was driven by logistical and rail challenges experienced during 2022. The Company expects a meaningful decline in inventories in 2023 from sales of 2022 carryover tonnage and the increase in processing capacity at the Elk Creek preparation plant discussed earlier.

Net cash used for investing activities increased $86.1 million versus the prior year primarily due to $93.5 million of increased capital expenditures, or $94.6 million including the effect of capitalized interest, driven by growth projects at the Elk Creek and Berwind mining complexes to increase capacity and accommodate higher production levels. The strategic acquisitions of Ramaco Coal and Maben Coal assets in 2022 are largely being paid for by the Company over time and, therefore, are included in the discussion of *Indebtedness* below.

Net cash used for financing activities was $28.5 million in 2022, which was driven by $20.0 million of cash dividend payments made by the Company to its shareholders. Net cash flows provided by financing activities were $22.4 million for 2021, which was primarily due to proceeds received from the issuance of our Senior Notes having a face value of $34.5 million offset partially by payments made on our revolving credit facilities.

Restricted cash balances at December 31, 2022 and December 31, 2021 were $0.9 million and consisted of funds held in escrow for potential future workers' compensation claims. Restricted cash balances were included in other current assets on the consolidated balance sheets.

Please see Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2021 Annual Report on Form 10-K for a discussion of the Company's cash flows for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Indebtedness

At December 31, 2022, we had $128.9 million of outstanding debts, or $127.2 million net of unamortized discounts and issuance costs. Our indebtedness was comprised of $61.0 million related to the financing of significant acquisitions (of which $40.0 million is related party debt), $34.5 million of Senior Notes ($32.8 million net of unamortized discounts and issuance costs), $25.0 million of outstanding borrowings under the Revolving Credit Facility, and $8.4 million of various equipment loans. Of these amounts, $75.6 million is expected to be repaid in 2023, including $20.0 million of revolver borrowings that were repaid shortly after the balance sheet date using funds from current operations and $49.6 million of acquisition financing due in 2023 (of which $40.0 million is due to a related party). The remaining amount of $53.3 million, or $51.6 net of unamortized discounts and issuance costs, is mostly comprised of the Senior Notes due in 2026.

The Company's outstanding debt increased approximately $83.9 million in 2022 and was due primarily to the financing of the acquisitions of Ramaco Coal and Maben Coal during the year as well as revolver borrowings associated with the management of our normal operating cash position that remained outstanding at the reporting date. The acquisitions of Ramaco Coal and Maben Coal help reduce royalty expenses associated with the Company's metallurgical operations in the Appalachian basin and complement our existing low-vol portfolio, both of which help achieve the Company's objective of remaining among the lowest cost producers of metallurgical coal in the U.S.. In addition, the acquisition of Ramaco Coal includes potential concentrations of rare earth elements and is being used to support the Company's possible expansion into the manufacture and commercialization of advanced carbon products and materials from coal, both of which provide additional growth opportunities in the future.

The Revolving Credit Facility contains usual and customary covenants including limitations on liens, additional indebtedness, investments, restricted payments, asset sales, mergers, affiliate transactions and other customary limitations, as well as financial covenants. At December 31, 2022, we were in compliance with all debt covenants under the Revolving Credit Facility.

In addition to the debts discussed above, the Company finances the payment of premiums associated with various insurance policies. The Company's liability at December 31, 2022 was $4.6 million, which must be repaid in 2023.

The Company also has various finance leases for mining equipment, which are generally for terms up to 36 months. The Company's total liability for finance leases at December 31, 2022 was $10.9 million, which includes $6.0 million due in 2023 and $4.9 million due thereafter.

Refer to Notes 7 and 8 to the Consolidated Financial Statements included in Item 8 of Part I in this Annual Report on Form 10-K for additional information on indebtedness.

As discussed above, the Company repaid $20.0 million of the $25.0 million of borrowings under the Revolving Credit Facility shortly after the balance sheet date using funds from current operations. At a later date, on February 15, 2023, the Company entered into a new revolving credit agreement involving KeyBank National Association and multiple other lending parties, as discussed under *Liquidity* below, that resulted in additional borrowings of $20.0 million. The Company used $10.0 million of the proceeds from these borrowings to pay down more expensive related-party debt associated with the acquisition of Ramaco Coal. Revolving loans under the new facility bear interest at either the base rate plus 1.50% or the secured overnight financing rate plus 2.00%. The base rate equals the highest of the administrative agent's prime rate, the federal funds effective rate plus 0.5%, or 3%.

Liquidity

As of December 31, 2022, our available liquidity was $49.1 million, comprised of $35.6 million of cash and cash equivalents and $13.5 million of availability under the Revolving Credit Facility for future borrowings. Subsequent to the date of the financial statements, on February 15, 2023, the Company entered into the Second Amended and Restated Credit and Security Agreement, which involves multiple lending parties and provides additional borrowing capacity compared to the facility utilized in 2022. The new facility, which has a maturity date of February 15, 2026, provides an initial aggregate revolving commitment of $125.0 million as well as an accordion feature of $50.0 million subject to certain terms and conditions, including lenders' consent. The aggregate revolving commitment had a borrowing base of $66.3 million at the closing date of the new facility after consideration of collateral and reserve requirements. The remaining availability under the new facility was $41.3 million at the closing date after total outstanding borrowings of $25.0 million.

The terms of the new facility include covenants limiting the ability of the Company to incur additional indebtedness, make investments or loans, incur liens, consummate mergers and similar fundamental changes, make restricted payments, and enter into transactions with affiliates. The terms of the new facility also contain a financial covenant that requires the Company to maintain a fixed charge coverage ratio of not less than 1.10:1.00 calculated as of the last day of each fiscal quarter starting with the first quarter of 2023. The new facility also contains certain

compensating balance requirements, which include that the Company maintain an average daily cash balance of $5 million, as determined on a monthly basis, to assure future credit availability.

The new facility provides greater liquidity to the Company and added flexibility to pursue our strategic growth initiatives as well as withstand potential changes in macroeconomic conditions.

We expect to fund our capital and liquidity requirements with cash on hand, borrowings and credit facility discussed above, and projected cash flow from operations. Factors that could adversely impact our future liquidity and ability to carry out our capital expenditure program include the following:

- Timely delivery of our product by rail and other transportation carriers;
- Timely payment of accounts receivable by our customers;
- Cost overruns in our purchases of equipment needed to complete our mine development plans;
- Delays in completion of development of our various mines which would reduce the coal we would have available to sell and our cash flow from operations; and
- Adverse changes in the metallurgical coal markets that would reduce the expected cash flow from operations.

Capital Requirements

Our primary use of cash includes capital expenditures for mine development, infrastructure, and equipment. During 2022 we spent $123.0 million, over 75% of which related to ongoing growth projects, including the increase in capacity to accommodate higher production levels at the Elk Creek and Berwind mining complexes. We also used cash to acquire Ramaco Coal and Maben Coal assets in 2022, which totaled $23.6 million. The Company also capitalized interest of $1.1 million in 2022.

We anticipate capital expenditures of approximately $60-80 million in 2023, which includes both maintenance capital and growth capital for development projects. The growth capital will allow the Company to continue to grow production, which encompasses starting new mines, expansion of existing mines, and upgrades to existing preparation, processing, and rail-loading facilities.

As of the date of this Annual Report, management believes that current cash on hand, cash flow from operations and available liquidity under our Revolving Credit Facility will be sufficient to meet its capital expenditure and operating plans. We expect to fund any new reserve acquisitions from cash on hand, cash from operations and potential future issuances of debt or equity securities.

If future cash flows were to become insufficient to meet our liquidity needs or capital requirements, due to changes in macroeconomic conditions or otherwise, we may reduce our expected level of capital expenditures for new mine production and/or fund a portion of our capital expenditures through the issuance of debt or equity securities, new debt arrangements, or from other sources such as asset sales.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2022:

	Payments due by period				
(In thousands)	**Total**	**1 year**	**2 – 3 years**	**4 – 5 years**	**More than 5 years**
Minimum coal lease and royalty obligations	$ 27,098	$ 3,339	$ 6,698	$ 6,027	$ 11,034
Debt, excluding interest	128,896	75,639	18,757	34,500	—
Insurance financing	4,577	4,577	—	—	—
Leases	12,161	6,463	5,362	336	—
Take or pay obligations	5,059	3,903	1,156	—	—
Total	$ 177,791	$ 93,921	$ 31,973	$ 40,863	$ 11,034

Minimum royalties represent the contractual minimum amounts to be paid monthly, quarterly or annually for the right to access mineral properties and mine certain reserves and resources. The amounts are generally recoupable against future production royalties to be paid.

Refer to the previous discussion of *Indebtedness* above for additional information regarding the Company's outstanding debt, insurance financing, and finance leases. Leases payments in the table above include payments for both financing and operating leases.

Take or pay obligations represent those liquidated damage obligations as determined by contract volume minimums for transportation of coal at the representative rates of transportation or a portion thereof. Additional take or pay commitments totaling $15.1 million were entered into after the balance sheet date and have been excluded from the table above.

Asset retirement obligations have been excluded from the table above. Accounting for asset retirement obligations requires a number of estimates, including the amount and timing of payments to satisfy the obligation. The total liability recognized on the Company's balance sheet for asset retirement obligations was $28.9 million at December 31, 2022. Refer to *Critical Accounting Policies and Estimates* below as well as Note 5 to the Consolidated Financial Statements included in Item 8 of Part I in this Annual Report on Form 10-K for additional information.

Estimated payments related to worker's compensation and occupational disease obligations have also been excluded from the table above. Refer to *Critical Accounting Policies and Estimates* below for additional information related to these obligations. Refer also to Note 6 to the Consolidated Financial Statements included in Item 8 of Part I in this Annual Report on Form 10-K for additional information related to accrued expenses and other long-term liabilities.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations, or cash flows to result from these arrangements. We primarily use surety bonds to secure our financial obligations related to reclamation and other matters. Total surety bonds at December 31, 2022, were $25.9 million.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses reported for the period then ended.

Coal Reserves. Our coal reserves and resources are updated on an annual basis. There are numerous uncertainties inherent in estimating quantities and values of coal reserves and resources, including many factors beyond our control. As a result, estimates of coal reserves and resources are by their nature uncertain. Information about our reserves and resources consists of estimates based on engineering, economic, and geological data assembled by third-party qualified persons. Information used to determine recoverable reserves and resources include geological conditions, historical production from the area compared with production from other producing areas, assumed effects of regulations and taxes by governmental agencies, assumptions governing future prices, and future operating costs. Each of these may in fact vary considerably from the assumptions used in estimating reserves and resources. For these reasons, estimates of economically recoverable quantities of coal attributable to a particular group of properties, and classification of these reserves and resources based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues, and expenditures with respect to reserves and resources will likely vary from estimates and these variances may be material. Variances could affect our projected future revenues and expenditures, valuation of coal reserves and resources, and amortization and depletion of mine development costs and mineral rights.

Asset Retirement Obligations. We initially recognize as a liability an asset retirement obligation, or ARO, associated with the retirement of a tangible long-lived asset in the period in which it is incurred or a reasonable estimate of fair value can be made, with an associated increase in the carrying amount of the related long-lived asset. The initially recognized asset retirement cost is amortized using the same method and useful life as the long-lived asset to which it relates. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The liability is reduced as the reclamation work is performed and the related costs are applied.

Estimating the ARO requires management to make estimates and judgments regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, and the timing of the related cash flows. On at least an annual basis, we review our ARO liabilities and make necessary adjustments for significant increases in disturbed acreage, mining permit changes, significant mine plan revisions, and changes in cost estimates or timing of performance. To the extent future revisions are made to the ARO liability, a corresponding adjustment is made to the related asset.

The $6.3 million increase in total ARO liabilities during 2022 was driven mostly by revisions to our estimate of inflation. The inflation per year assumption of 3.75% used in 2022 was higher than the assumption used in 2021 of 2.3% based on macroeconomic trends. If our assumptions differ from actual experience, or if changes in the regulatory environment occur, our actual cash expenditures and costs that we incur could be materially different than currently estimated.

Occupational Disease (Pneumoconiosis) Obligations. We recognize as a liability to provide for occupational illness (pneumoconiosis) benefits to eligible employees, former employees and dependents as required by the Mine Act. The occupational illness benefit obligation represents the present value of the actuarially computed liabilities for such benefits over the employees' applicable years of service.

Estimating the future occupational disease (pneumoconiosis) benefits requires management to make estimates and judgments regarding timing and existence of a liability utilizing third-party actuaries assist in preparing what constitutes adequate liability amounts. Inherent in the calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement awards in the legal and regulatory environments. These estimates are subject to uncertainty due to a variety of factors, including extended lag times in the reporting and resolution of claims, changes in claim settlement patterns, and future cost trends. As a result, actual costs could differ significantly from the estimated amounts.

Impairment of Long-lived Assets. We review our held-and-used long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which is generally at the mine level or at the mining complex level for mines that share infrastructure and/or developed access. Additional judgment may be required for development properties.

Events and circumstances that may trigger a recoverability assessment include, but are not limited to, a current expectation that a long-lived asset will be disposed of significantly before the end of its previously estimated useful life, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in the physical condition of the asset(s), and an accumulation of costs significantly in excess of the amount originally expected. We generally do not view short-term declines in metallurgical coal prices as a triggering event for conducting impairment tests because of historic price volatility. In addition, a temporary idling of operations at a particular mine or complex may or may not be viewed as a triggering event depending on the remaining life of the mine, the length of time the mine is expected to be idle, and the amount of incremental costs expected to resume operations.

When events or changes in circumstances occur that trigger a recoverability test, the test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying amount. If the projected undiscounted cash flows are less than the carrying amount, an impairment loss is recorded for the excess of the carrying amount over the estimated fair value of the asset or asset group, if any.

We make various assumptions, including assumptions regarding future cash flows in our assessments of long-lived assets for impairment. The assumptions about future cash flows and growth rates are based on the current and long-term business plans related to the long-lived assets.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for future consequences of events that have been reflected in our financial statements or tax returns for each tax paying jurisdiction in which we operate. This process requires management to make judgments regarding the timing and probability of the ultimate tax impact of various agreements and transactions. We initially recognize the effects of a tax position when it is more than 50% likely, based on the technical merits that the position will be sustained upon examination. Our determination of whether or not a tax position has met the recognition threshold depends on the facts, circumstances, and information available at the reporting date.

We provide for deferred income taxes for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates. A valuation allowance may be recorded to reflect the amount of future tax benefits that management believes are not likely to be realized. The assessment takes into account expectations of future taxable income or loss, available tax planning strategies and the reversal of temporary differences. The development of these expectations involves the use of estimates such as production levels, operating profitability, timing of development activities and the cost and timing of reclamation work. If actual outcomes differ from our expectations, we may record an additional valuation allowance through income tax expense in the period such determination is made.

Actual income taxes could vary from the estimates and judgments above due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our ability to generate sufficient future taxable income, or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Recent Accounting Pronouncements. See Item 8 of Part II, "Financial Statements and Supplementary Data— Note 2—Summary of Significant Accounting Policies—Recent Accounting Pronouncements."

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

In addition to the risks inherent in operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to the risks related to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk. Our primary product is metallurgical coal, which is in itself a commodity. Our coal is sold under short-term fixed price contracts, term transactions utilizing index pricing or on a spot basis. As such, we are exposed to changes in the international price of metallurgical coal. We attempt to manage this risk by keeping tight control over our mining costs.

Interest Rate Risk. Based on the current levels of debt and leases, we are not overly exposed to interest rate risk. Should we incur additional debt in the future or increase our cash position, the general level of interest rates will begin to take on greater importance. At that time, we will manage our exposure through a variety of financial tools designed to minimize exposure to interest rate fluctuations.

Foreign Exchange Rate Risk. International sales of coal are typically denominated in U.S. dollars. As a result, we do not have direct exposure to currency valuation exchange rate fluctuations. However, because our coal is sold internationally, to the extent that the U.S. dollar strengthens against the foreign currency of a customer or potential customer, we may find our coal at a price disadvantage as compared with other non-U.S. suppliers. This could lead to our receiving lower prices or being unable to compete for that specific customer's business. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (*PCAOB ID 2276*)	78
Consolidated Balance Sheets	80
Consolidated Statements of Operations	81
Consolidated Statements of Equity	82
Consolidated Statements of Cash Flows	83
Notes to Consolidated Financial Statements	84

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Ramaco Resources, Inc.

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ramaco Resources, Inc. and subsidiaries (the "Company") as of December 31, 2022, and the related consolidated statements of operations, equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in 2013 Internal Control-Integrated Framework issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Retirement Obligations

At December 31, 2022, the Company's asset retirement obligation ("ARO") liabilities totaled $28.9 million. As discussed in Note 2 and Note 5 to the financial statements, the Company estimates its ARO liabilities for final reclamation based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. The Company records an ARO asset associated with the discounted liability for final reclamation. The obligation and corresponding asset are recognized in the period in which the liability is incurred. As changes in estimates occur, the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate.

We identified the valuation of the asset retirement obligation as a critical audit matter because the estimate involves a high degree of subjectivity and auditing the significant assumptions utilized by management in estimating the amount of the liability requires judgment. In particular, the obligation is determined using a discounted cash flow technique and is based upon mining permit requirements and various assumptions including discount rates, inflation rate, estimates of disturbed acreage, timing of reclamation activities, and third-party reclamation costs.

To audit the ARO liabilities, our procedures included, among others:

- We obtained an understanding of the relevant controls related to the Company's accounting for the ARO liability, including the controls over management's review of the significant assumptions and other inputs.
- We evaluated the methodology used, and tested the significant assumptions discussed above and the underlying data used by the Company in its estimate.
- We compared assumptions including the credit-adjusted risk-free rate and inflation rate to current market data. In addition, to assess the estimates of disturbed acreage, timing of reclamation activities, and reclamation costs, we evaluated significant changes from the prior estimate.
- We utilized an external specialist to assist in our assessment of the Company's ARO liability. As part of this effort, the specialist performed a selected observation of mine site operations, interviewed members of the Company's engineering staff, assessed the completeness of the mine reclamation estimate with respect to meeting mine closure and post closure plan regulatory requirements, and evaluated the reasonableness of the engineering estimates and assumptions.

/s/ MCM CPAs & Advisors LLP

We have served as the Company's auditor since 2022.
Louisville, Kentucky
March 14, 2023

Stockholders and the Board of Directors of Ramaco Resources, Inc.
Lexington, Kentucky

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ramaco Resources, Inc. (the "Company") as of December 31, 2021, the related consolidated statements of operations, equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Company's auditor from January 2022 through April 2022.

Houston, Texas
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ramaco Resources, Inc.
Lexington, Kentucky

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, equity, and cash flows of Ramaco Resources, Inc. (the Company) for the year ended December 31, 2020 and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

We served as the Company's auditor from 2015 to 2021.

Houston, Texas
February 18, 2021

Ramaco Resources, Inc.
Consolidated Balance Sheets

In thousands, except share and per share information	December 31, 2022		December 31, 2021	
Assets				
Current assets				
Cash and cash equivalents	$	35,613	$	21,891
Accounts receivable		41,174		44,453
Inventories		44,973		15,791
Prepaid expenses and other		25,729		4,626
Total current assets		147,489		86,761
Property, plant and equipment, net		429,842		227,077
Financing lease right-of-use assets, net		12,905		9,128
Advanced coal royalties		3,271		5,576
Other		2,832		491
Total Assets	$	596,339	$	329,033
Liabilities and Stockholders' Equity				
Liabilities				
Current liabilities				
Accounts payable	$	34,825	$	15,346
Accrued expenses		41,806		19,410
Asset retirement obligations		29		489
Current portion of long-term debt		35,639		7,674
Current portion of related party debt		40,000		—
Current portion of financing lease obligations		5,969		3,461
Insurance financing liability		4,577		280
Total current liabilities		162,845		46,660
Asset retirement obligations		28,856		22,060
Long-term debt, net		18,757		3,339
Long-term financing lease obligations, net		4,917		4,599
Senior notes, net		32,830		32,363
Deferred tax liability, net		35,637		6,406
Other long-term liabilities		3,299		2,532
Total liabilities		287,141		117,959
Commitments and contingencies		—		—
Stockholders' Equity				
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $0.01 par value, 260,000,000 shares authorized, 44,155,735 at December 31, 2022 and 44,092,981 at December 31, 2021 shares issued and outstanding		442		441
Additional paid-in capital		168,711		163,566
Retained earnings		140,045		47,067
Total stockholders' equity		309,198		211,074
Total Liabilities and Stockholders' Equity	$	596,339	$	329,033

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Resources, Inc.
Consolidated Statements of Operations

In thousands, except per-share amounts		Year ended December 31,				
		2022		2021		2020
Revenue	$	565,688	$	283,394	$	168,915
Costs and expenses						
Cost of sales (exclusive of items shown separately below)		332,960		195,412		145,503
Asset retirement obligations accretion		1,115		615		570
Depreciation, depletion, and amortization		41,194		26,205		20,912
Selling, general and administrative		40,032		21,629		21,023
Total costs and expenses		415,301		243,861		188,008
Operating income (loss)		150,387		39,533		(19,093)
Other income (expense), net		2,637		7,429		11,926
Interest expense, net		(6,829)		(2,556)		(1,224)
Income (loss) before tax		146,195		44,406		(8,391)
Income tax expense (benefit)		30,153		4,647		(3,484)
Net income (loss)	$	116,042	$	39,759	$	(4,907)
Earnings (loss) per common share						
Basic	$	2.63	$	0.90	$	(0.12)
Diluted	$	2.60	$	0.90	$	(0.12)
Basic weighted average shares outstanding		44,164		43,964		42,460
Diluted weighted average shares outstanding		44,702		44,257		42,460

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Resources, Inc.
Consolidated Statements of Equity

In thousands		Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2020	$	410	154,957	14,716	170,083
Restricted stock surrendered for withholding taxes payable		(1)	(220)	—	(221)
Stock-based compensation		18	4,122	—	4,140
Net loss		—	—	(4,907)	(4,907)
Balance at December 31, 2020		427	158,859	9,809	169,095
Restricted stock surrendered for withholding taxes payable		(1)	(538)	—	(539)
Stock-based compensation		15	5,245	—	5,260
Dividends declared		—	—	(2,501)	(2,501)
Net income		—	—	39,759	39,759
Balance at December 31, 2021		441	163,566	47,067	211,074
Restricted stock surrendered for withholding taxes payable		(2)	(3,181)	—	(3,183)
Stock options exercised		—	107	—	107
Stock-based compensation		3	8,219	—	8,222
Dividends declared		—	—	(23,064)	(23,064)
Net income		—	—	116,042	116,042
Balance at December 31, 2022	$	442	$ 168,711	$ 140,045	$ 309,198

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Resources, Inc.
Consolidated Statements of Cash Flows

		Years ended December 31,				
In thousands		**2022**		**2021**		**2020**
Cash flows from operating activities:						
Net income (loss)	$	116,042	$	39,759	$	(4,907)
Adjustments to reconcile net income to net cash from operating activities:						
Accretion of asset retirement obligations		1,115		615		570
Depreciation, depletion, and amortization		41,194		26,205		20,912
Amortization of debt issuance costs		491		214		58
Stock-based compensation		8,222		5,260		4,140
Loss on disposal of equipment		756		—		—
Other income - gain on sale of mineral rights		(2,113)		—		—
Other income - employee retention tax credit		—		(5,407)		—
Other income - PPP loan		—		—		(8,444)
Deferred income taxes		29,229		4,644		(3,503)
Changes in operating assets and liabilities:						
Accounts receivable		3,279		(24,154)		(1,043)
Prepaid expenses and other current assets		(14,378)		5,519		986
Inventories		(29,182)		(3,844)		3,314
Other assets and liabilities		1,127		1,124		(1,270)
Accounts payable		12,727		(1,820)		2,753
Accrued expenses		19,361		5,225		(254)
Net cash provided by operating activities		187,870		53,340		13,312
Cash flow from investing activities:						
Capital expenditures		(123,012)		(29,466)		(24,753)
Acquisition of Ramaco Coal assets		(11,738)		—		—
Acquisition of Maben Coal assets		(11,897)		—		—
Acquisition of Amonate assets		—		(30,147)		—
Proceeds from sale of mineral rights		2,000		—		—
Other		(1,061)		—		—
Net cash used for investing activities		(145,708)		(59,613)		(24,753)
Cash flows from financing activities:						
Proceeds from PPP Loan		—		—		8,444
Proceeds from borrowings		42,000		54,368		50,043
Proceeds from stock options exercised		107		—		—
Payments of debt issuance cost		—		(2,356)		—
Payment of dividends		(20,041)		—		—
Repayment of borrowings		(26,026)		(26,300)		(45,598)
Repayment of Ramaco Coal acquisition financing - related party		(15,000)		—		—
Repayments of insurance financing		(1,290)		(862)		(1,382)
Repayments of equipment finance leases		(5,062)		(1,942)		—
Shares surrendered for withholding taxes payable		(3,183)		(539)		(221)
Net cash (used for) provided by financing activities		(28,495)		22,369		11,286
Net change in cash and cash equivalents and restricted cash		13,667		16,096		(155)
Cash and cash equivalents and restricted cash, beginning of period		22,806		6,710		6,865
Cash and cash equivalents and restricted cash, end of period	$	36,473	$	22,806	$	6,710
Supplemental cash flow information:						
Cash paid for interest (net of $1,061 capitalized in 2022)	$	5,997	$	1,601	$	1,095
Cash paid for taxes		15,500		9		19
Non-cash investing and financing activities:						
Leased assets obtained under new financing leases		7,888		10,002		—
Financed equipment purchases		6,409		—		—
Capital expenditures included in accounts payable and accrued expenses		13,404		6,652		1,228
Ramaco Coal acquisition financing		56,551		—		—
Maben Coal acquisition financing		21,000		—		—
Financed insurance		5,587		280		1,588
Accrued dividends payable		5,524		2,501		—

The accompanying notes are an integral part of these consolidated financial statements.

Ramaco Resources, Inc.
Notes to Consolidated Financial Statements

NOTE 1—DESCRIPTION OF BUSINESS

Ramaco Resources, Inc. ("Ramaco") is a Delaware corporation formed in October 2016. Our principal corporate offices are located in Lexington, Kentucky. We are an operator and developer of high-quality, low-cost metallurgical coal in southern West Virginia, southwestern Virginia, and southwestern Pennsylvania.

As used herein, "the Company," "we," "us," "our," and similar terms include Ramaco Resources, Inc. and its subsidiaries, unless the context indicates otherwise.

Our development portfolio primarily includes the following properties: Elk Creek, Berwind, Knox Creek and RAM Mine. Each of these properties possesses geologic and logistical advantages that make our coal among the lowest delivered-cost U.S. metallurgical coal to our domestic target customer base, North American blast furnace steel mills and coke plants, as well as international metallurgical coal consumers. In addition, the Company completed acquisitions of Ramaco Coal, LLC ("Ramaco Coal") and Maben Coal, LLC ("Maben Coal") in the second and third quarter of 2022, respectively. With the Ramaco Coal acquisition, we control mineral deposits near Sheridan, Wyoming along with facilities that house research and development activities. With the Maben Coal acquisitions, the Company has obtained control of additional coal deposits in Wyoming County and Raleigh County, West Virginia.

Our operations include three deep mines and a surface mine at our Elk Creek mining complex (the "Elk Creek Complex"). Development of this complex commenced in 2016 and included construction of a preparation plant and rail load-out facilities. The Elk Creek property consists of approximately 20,200 acres of controlled mineral rights and contains approximately 16 seams that we have targeted for production. The Company commenced expansion of the Elk Creek preparation plant during 2022 to increase production in future periods.

Development of our Berwind mining complex (the "Berwind Complex") began in late-2017. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the COVID-19 outbreak. In early-2021, as pricing and demand improved, Berwind development was restarted. We successfully reached the thicker Pocahontas No. 4 seam in late 2021. In December 2021, we completed the acquisition of "Amonate Assets" from subsidiaries of Coronado Global Resources Inc. ("Coronado"), which include controlled mineral rights and a processing plant located in our Berwind Complex, saving us transportation costs to our Knox Creek plant 26 miles away. The Berwind Complex experienced an ignition event during 2022 that resulted in idling mining operations for one of the active mines. Production from the affected mine restarted in the first quarter of 2023.

Our Knox Creek facility includes a preparation plant and controlled mineral rights that we expect to develop in the future. The Knox Creek preparation plant processes coal from our Berwind Complex (until the newly acquired plant at the Berwind Complex is placed into operation) as well as coal mined from the rights acquired in the Maben Coal transaction and coal purchased from third parties.

Our RAM Mine property is located in southwestern Pennsylvania and is scheduled for initial production after a mining permit is issued and market conditions warrant development.

COVID-19—Uncertainty related to COVID-19 continues to linger across the world. The Company actively monitors for developments and may take further actions altering our business operations that we determine are in the best interests of our employees, customers, suppliers, and stakeholders, or as required by federal, state, or local authorities.

Russia/Ukraine Conflict--Regarding the military conflict involving Russia and Ukraine, resulting sanctions and future market or supply disruptions in the region, are impossible to predict, but could be significant and may have a severe adverse effect on the region. Globally, various governments have banned imports from Russia including commodities such as oil, natural gas and coal. These events have contributed to volatility in the commodity markets. This volatility, including market expectations of potential changes in coal prices and inflationary pressures on steel products, may have a significant effect on market prices and overall demand for our coal and the cost of supplies and equipment. We are closely monitoring the potential effects on the market.

We have no meaningful direct financial exposure to Russia and Ukraine; however, the European Union ban on Russian coal has put upward pressure on international thermal coal prices. In addition, fear of economic contraction may affect future demand for coking coal.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and U.S. Securities and Exchange Commission regulations. The financial statements are presented on a consolidated basis for all periods presented. All significant intercompany balances and transactions between consolidated entities have been eliminated in consolidation.

Use of estimates—The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the quantity and value of coal inventories, stock-based compensation, asset retirement obligations, occupational disease obligations, evaluation of long-lived assets for impairment, and the quantities and values of coal reserves, depletion and amortization, useful lives, and income taxes.

Revenue Recognition—Our primary source of revenue is from the sale of coal through contracts with steel producers usually having durations of less than one year. Revenue is recognized when performance obligations under the terms of a contract with our customers are satisfied. This occurs when control of the coal is transferred to our customers. For coal shipments to domestic customers via rail, control is generally transferred when the railcar is loaded. Control is transferred for export coal shipments to customers via ocean vessel when the vessel is loaded at the port.

Our coal sales generally include up to 90-day payment terms following the transfer of control of the goods to our customer. In the case of some of our foreign customers, our contracts also require that letters of credit are posted to secure payment of any outstanding receivable. We do not include extended payment terms in our contracts. Our contracts with customers typically provide for minimum specifications or qualities of the coal we deliver. Variances from these specifications or qualities are settled by means of price adjustments. Generally, these price adjustments are settled within 30 days of delivery and are insignificant.

Certain of our contracts with customers include provisions in which the price is derived from an index. If control of the goods transfers to the customer in the period before the final price is determined, revenue is recorded based on the estimated consideration to be received. The Company estimates the amount to which it expects to receive by reference to forward curve or other relevant data. These estimates have not been constrained for accounting purposes due to the short period of time over which the uncertainty is resolved.

Freight Revenue and Expense—Costs incurred to transport coal to the point of sale at the port facility are included in cost of sales and the gross amounts billed to customers to cover shipping to and handling of the coal at the port are included in revenue.

Cash and Cash Equivalents—We classify all highly-liquid instruments with an original maturity of three months or less as cash equivalents. Restricted cash balances at December 31, 2022 and December 31, 2021 were $0.9 million and consisted of funds held in escrow for potential future workers' compensation claims. Restricted cash balances were included in other current assets on the consolidated balance sheets.

Inventories— Coal is reported as inventory at the point in time it is extracted from the mine. Coal inventories are valued at the lower of average cost or net realizable value, with cost determined on a first-in, first-out inventory valuation method. Coal inventory costs include labor, supplies, equipment costs, freight, operating overhead, depreciation and amortization. Coal inventory quantities are adjusted periodically based on aerial surveys of coal stockpiles. Supply inventories are valued at average cost. Coal inventories at December 31, 2022, were made up of $22.4 million of raw coal, $18.2 million of saleable coal, and $4.4 million of supplies. Coal inventories at December 31, 2021, were made up of $12.5 million of saleable coal, $2.6 million of supplies, and $0.7 million of raw coal.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost. Expenditures which extend the useful lives of existing plant and equipment are capitalized. Planned major maintenance costs which do not extend the useful lives of existing plant and equipment are expensed as incurred. When assets are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognized in the consolidated statements of operations.

Coal exploration costs are expensed as incurred. Coal exploration costs include those incurred to ascertain existence, location, extent or quality of ore or minerals before beginning the development stage of the mine.

Mining property and mineral rights costs represent the costs incurred to acquire the rights to access and mine certain coal property either through deeds, leases, or other conveyance agreements. These costs include costs of acquiring, and accessing mineral reserves, resources and surface areas for mining activities.

Mine development begins when the facts and circumstances clearly establish the presence of a commercial mineralized deposit. Capitalized mine development costs represent the costs incurred to prepare mine sites and/or seams of coal for future mining. These costs include costs of acquiring, permitting, planning, research, and developing access to identified mineral reserves and other preparations for commercial production as necessary to develop and permit the properties for mining activities. When components of capitalized mine development costs are replaced with new components, the Company capitalizes the replacement as a separate component and charges off the net book value of the component that was replaced at the cease-use date.

If it is determined that an undeveloped mineral interest cannot be economically converted into proven and probable reserves, capitalized costs are assessed for impairment and future development costs are expensed as incurred. Operating expenditures including certain professional fees and overhead costs are not capitalized but are expensed as incurred.

Mineral rights and capitalized mine development costs are depleted and amortized on a units-of-production basis as mining of that mine's assigned reserves takes place. Depreciation of plant and equipment is calculated on the straight-line method over their estimated useful lives ranging from three to thirty years.

Advanced Coal Royalties—In most cases, we acquire the right to mine coal reserves under leases which call for the payment of royalties on coal as it is mined and sold. In many cases, these mineral leases require the payment of advance or minimum coal royalties to lessors that are recoupable against future production royalties. These advance payments are deferred and charged to operations as the coal reserves are mined.

Impairment of Long-lived Assets—We review and evaluate held-and-used long-lived assets, including property, plant and equipment and mine development costs, for impairment when events or changes in circumstances indicate that the asset or asset group's carrying value may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recorded for the excess of the carrying amount over the estimated fair value, if any. We may, under limited circumstances, idle mining operations in response to certain events or conditions. Because an idling is not a permanent closure, it is not considered an automatic indicator of impairment.

Asset Retirement Obligations—Legal obligations associated with the retirement of long-lived assets are initially recognized at their estimated fair value, with a corresponding charge to capitalized development costs, at the time they are incurred. Our asset retirement obligations primarily consist of spending estimates related to reclaiming metallurgical coal land and support facilities in accordance with federal and state reclamation laws as defined by each mining permit. Spending estimates are adjusted for inflation and then discounted at the credit-adjusted, risk-free rate. We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is amortized using the units-of-production method over estimated recoverable reserves upon commencement of mining. We review our asset retirement obligations on at least an annual basis for significant changes in the estimated timing or amount of cash flows.

Occupational Disease (Pneumoconiosis) Obligations. We recognize as a liability to provide for occupational disease (pneumoconiosis) benefits to eligible employees, former employees and dependents as required by the Federal Mine Safety and Health Act of 1969, as amended. The occupational disease benefit obligation represents the present value of the actuarially computed liabilities for such benefits over the employees' applicable years of service.

Estimating our occupational disease (pneumoconiosis) benefits obligation requires management to make estimates and judgments regarding timing and existence of a liability utilizing third-party actuaries to assist in preparing what constitutes adequate liability amounts. Inherent in the calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement awards in the legal and regulatory environments. Adjustments to estimated liabilities due to changes in actuarial assumptions are recorded immediately in earnings in the period in which the change in estimate occurs.

Other Income—We accounted for the SBA Paycheck Protection Program Loan ("PPP Loan") as an in-substance government grant because we expected to meet the PPP Loan forgiveness eligibility criteria and concluded that the loan represents, in substance, a grant that is expected to be forgiven. Proceeds from the PPP Loan were initially recognized as a deferred income liability. Subsequently, we reduced this liability and recognized income on a systematic basis over the period in which the related costs for which the PPP Loan was intended were incurred. PPP Loan income is presented as other income within the consolidated statements of operations for 2020.

In addition, we recognized $5.4 million associated with the Coronavirus Aid, Relief and Economic Security Act Employee Retention Tax Credit as other income within the consolidated statements of operations for 2021.

Leases—We determine if an arrangement is or contains a lease at contract inception, and lease classification is determined at the commencement date. Leases are recognized on the balance sheet as right-of-use ("ROU") assets and lease liabilities except for leases with a term of 12 months or less.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of the fixed lease payments over the lease term. The Company does not separate lease and non-lease components for all leases as permitted under the accounting guidance for leases. As most of our leases do not contain a readily determinable implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating and finance lease ROU assets also include lease prepayments made by the Company and are reduced by any lease incentives received by the Company prior to commencement. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For operating leases, lease expense is recorded in the income statement based on a straight-line recognition of the total fixed payments over the lease term. For finance leases, accretion of the liability is recognized as interest expense and the ROU asset is amortized separately on a straight-line basis similar to the depreciation of equipment owned by the Company.

Leases of mineral reserves and the related land leases are exempted under U.S. GAAP from recognition on the consolidated balance sheets.

Fair Value Measurements— Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities that are recognized or disclosed at fair value are categorized in the fair value hierarchy based on the observability of the inputs utilized in the valuation. The levels of the hierarchy include: Level 1 - inputs are quoted prices in active markets for the identical assets or liabilities; Level 2 - inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3 - inputs are unobservable, or observable but cannot be market-corroborated, requiring us to make assumptions about pricing by market participants.

The fair values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable approximate their carrying amounts at each reporting date. The Company's Senior Notes have an estimated fair value of $36 million and $38 million at December 31, 2022 and 2021, respectively. The fair values of the Company's Senior Notes were based on observable market prices and were considered a Level 2 measurement at December 31, 2022 and a Level 1 measurement at December 31, 2021 based on trading volumes. The difference between the fair value and carrying amount of the Company's remaining debts is not material due to the similarity between the terms of the debt agreements and prevailing market terms available to the Company.

Nonrecurring fair value measurements of the Company include asset retirement obligations and estimated values used to allocate the acquisition cost of long-lived assets to individual assets, neither of which are subject to the fair value disclosure requirements.

The fair value of asset retirement obligations is determined as the present value of estimated cash flows related to reclamation obligations, which is likely a Level 3 measurement due the use of unobservable inputs such as estimates regarding the amount and timing of costs to be incurred, the Company's credit-adjusted discount rate, and inflation rates.

The consideration for the Company's acquisitions was allocated based on the relative fair values of the assets acquired, the primary asset of which was mineral rights. The fair values of mineral rights were determined based on Level 3 inputs, which are generally unobservable, requiring the Company to make assumptions about future coal prices, capital expenditures, future coal production, costs of production, and an appropriate rate at which to discount the future cash flows.

Income Taxes—Income tax expense (benefit) includes Federal and state income taxes. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. We account for deferred income taxes by applying statutory tax rates in effect at the reporting date of the balance sheet. A valuation allowance is established if it is more likely than not that the related tax benefits will not be realized. In determining the appropriate valuation allowance, we consider the projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and reversals of existing taxable temporary differences.

Uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We had no uncertain tax positions requiring liability recognition as of December 31, 2022 and 2021. We file income tax returns in the U.S. and in various state and local jurisdictions which may be routinely examined by tax authorities. The statute of limitations is currently open for all tax returns filed.

Segment Reporting—Our properties located in West Virginia, Virginia and Pennsylvania each consist of mineral reserves for production of metallurgical coal from both underground and surface mines. These operations are within the Appalachian basin. Geology, coal transportation routes to customers, regulatory environments and coal quality or type are characteristic to a basin. For financial reporting purposes, these operations represent a single segment because each possesses similar production methods, distribution methods, and customer quality and consumption characteristics, resulting in similar long-term expected financial performance.

The Ramaco Coal acquisition in 2022, as discussed in greater detail in Note 4, provides the Company with royalty savings and controlled mineral rights as well as a research and pilot facility located near Sheridan, Wyoming related to the Company's possible expansion into the manufacturing and commercialization of advanced carbon products and materials from coal. The Wyoming property includes a thermal coal deposit and permit and is currently undergoing mineral analysis and core drilling to assess potential concentrations of rare earth elements. The Company refers to this potentially new business line as "CORE" (Carbon Ore-Rare Earth), signifying its focus on carbon ore and rare earth elements.

CORE represents a separate operating segment and has economic and geographic differences compared to the Company's metallurgical operations in the Appalachian basin; however, CORE does not meet the significance tests for separate disclosure as a reportable segment at this time. In addition, reconciling items of the metallurgical coal segment to the Company's consolidated results are not yet material. The chief operating decision maker does not regularly review segment asset information for the purpose of assessing performance and making resource allocation decisions.

Stock-Based Compensation—Compensation cost for equity awards is based on the grant-date fair value of the award and is recognized over the requisite service period. Forfeitures are recognized as they occur.

The fair values of restricted stock and restricted stock unit awards having only a service condition were determined using the publicly-traded price of our common stock on the grant date. The fair value of performance stock units, which vest based on the achievement of relative total shareholder return goals, was determined on the date of grant based on a Monte Carlo simulation. The fair value of stock option awards was calculated using the Black-Scholes option-pricing model. The Black-Scholes model requires us to make assumptions and judgments about the variables used in the calculation, including the expected term, expected volatility, risk-free interest rate, dividend rate and service period.

Concentrations—Our operations are all related to metallurgical coal within the mining industry. A reduction in metallurgical coal prices or other disturbances in the metallurgical coal markets could have an adverse effect on our operations. In 2022, 2021, and 2020, approximately 58%, 51%, and 71%, respectively, of our revenue was derived from coal shipments to customers in North American markets.

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We monitor the credit ratings and concentration of risk with these financial institutions on a continuing basis to safeguard cash deposits.

We have a limited number of customers. Contracts with these customers provide for billings principally upon shipment and compliance with payment terms is monitored on an ongoing basis. Outstanding receivables beyond payment terms are promptly investigated and discussed with the specific customer. We estimate an allowance for doubtful accounts by taking into consideration the age of past due accounts and an assessment of our customers' ability to pay. An allowance for doubtful accounts was not necessary as of December 31, 2022 and 2021.

During 2022, sales to two customers accounted for approximately 38% of total revenue. The total balance due from these customers at December 31, 2022 was approximately 32% of total accounts receivable. During 2021, sales to three customers accounted for approximately 58% of total revenue. The total balance due from these customers at December 31, 2021 was approximately 58% of total accounts receivable. During 2020, sales to three customers accounted for approximately 70% of total revenue. The number of customers comprising the concentrations above is based on a threshold of 10% or more of total revenues and related receivables.

Recent Accounting Pronouncements Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses*, which replaces the existing incurred loss impairment model with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. We adopted this standard effective January 1, 2020. The adoption of this ASU did not have a material impact on our consolidated financial statements because we do not have a history of credit losses on our financial instruments and have no material expected losses.

In August 2018, the FASB issued ASU 2018-15, *Internal-Use Software*, which addresses the accounting for implementation costs associated with a hosted service. The standard provides that implementation costs be evaluated for capitalization using the same criteria as that used for internal-use software development costs, with amortization expense being recorded in the same income statement expense line as the hosted service costs and over the expected term of the hosting arrangement. We adopted this standard as of January 1, 2020, on a prospective basis. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes*, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The standard was effective for us in the first quarter of 2021. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* which became effective immediately. The amendments in ASU 2020-04 provide optional relief regarding the accounting effects of reference rate reform, including various types of contract modifications (e.g., debt) as well as hedging relationships. Overall, the guidance permits financial reporting that generally reflects the intended continuation of contracts that reference rates, such as the London Interbank Offered Rate ("LIBOR"), that are expected to be discontinued as a result of reference rate reform initiatives. In December 2022, the FASB issued ASU 2022-06, which defers the sunset date of ASC 848 from December 31, 2022 to December 31, 2024. The Company had previously entered into a term loan that referenced LIBOR; however, this debt was repaid in the fourth quarter of 2022 and, therefore, a contract amendment to replace LIBOR is not required. The Company is unaware of any additional references to rates that will be discontinued under reform initiatives.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(In thousands)	December 31, 2022	December 31, 2021
Plant and equipment	$ 232,885	$ 167,019
Mining property and mineral rights	120,760	26,064
Construction in process	34,698	9,972
Capitalized mine development costs	153,436	104,291
Less: accumulated depreciation and amortization	(111,937)	(80,269)
Total property, plant and equipment, net	$ 429,842	$ 227,077

Capitalized amounts related to coal reserves at properties where we are not currently engaged in mining operations totaled $33.4 million as of December 31, 2022 and $25.1 million as of December 31, 2021.

In addition to the amounts discussed above, on July 10, 2022, the Company experienced a methane ignition at the Berwind No. 1 mine, which was one of the active mines at our Berwind mining complex. The other mines resumed production while the Berwind No. 1 mine was idled until a full investigation could be conducted. There were no personnel in the mine at the time of the incident and no injuries or fatalities occurred. The overall impact to pre-tax earnings in 2022 was immaterial except for idle mine costs of $9.5 million recognized during the year. Production from the Berwind No. 1 mine restarted in the first quarter of 2023.

Mining property and mineral rights are made up primarily of significant asset acquisitions that occurred in 2022 and 2021. Refer to Note 4 for more information.

Depreciation, depletion, and amortization included:

(In thousands)		Year ended December 31,					
		2022		2021		2020	
Depreciation of plant and equipment	$	24,132	$	17,945	$	17,094	
Amortization of right of use assets (finance leases)		4,846		1,109		—	
Amortization and depletion of							
capitalized mine development costs and mineral rights		12,216		7,151		3,818	
Total depreciation, depletion, and amortization	$	41,194	$	26,205	$	20,912	

NOTE 4—ACQUISITIONS

Ramaco Coal

On April 29, 2022, the acquisition of Ramaco Coal, an entity owned by an investment fund managed by Yorktown Partners and certain members of the Company's management, was completed pursuant to a Purchase and Sale Agreement, dated February 23, 2022. The purchase price was approximately $65 million, consisting of an initial payment of $10 million paid at closing and a deferred purchase price of $55 million to be paid during the remainder of 2022 in $5 million ratable quarterly installments, and $10 million ratable quarterly installments to be paid in 2023 plus interest at a rate of 9%.

Ramaco Coal controls certain coal mineral interests of principally metallurgical coal properties which are owned in fee or leased under long-term leases that are, in turn, leased or subleased to the Company and various third parties. Such lessees pay a royalty based on the amount of metallurgical coal mined and the realized price per ton.

Ramaco Coal also controls a large thermal coal deposit and permit near Sheridan, Wyoming covering approximately 16 thousand acres, including a research and development facility and associated equipment and has a goal of converting coal to carbon products, such as graphene, graphite and carbon fiber.

Concurrent with this acquisition, the Company and Ramaco Coal each sold certain mineral rights located in West Virginia (the "Split Ridge Arrangement"). To compensate for the sale of these rights, we received an overriding royalty arrangement which included $2 million up front and $125 thousand quarterly minimum royalty payment beginning in January 2024 until December 2028. The fair value of this arrangement was $3.7 million, of which, $1.6 million was treated as an allocation of the fair value of this disposed component of Ramaco Coal and, separately, a $2.1 million gain on the sale of the Company's mineral rights included in Other income (expense), net on the 2022 Consolidated Statement of Operations.

The acquisition of Ramaco Coal was accounted for as a purchase of assets due to substantially all of the fair value being concentrated in a single asset, the rights to metallurgical coal deposits. The consideration paid in connection with the acquisition of Ramaco Coal, including $1.6 million in closing costs, relinquishment of $1.6 million of prepaid royalties and $0.1 million paid to a mineral owner as part of the acquisition, was approximately $68.3 million and was allocated based on fair values to mining property and mineral rights ($65.1 million), buildings ($2.6 million) and equipment ($0.6 million). Refer to Note 7 for a description of the acquisition financing.

Maben Coal

On September 23, 2022, the Company completed the acquisition of 100% of the equity interests of Maben Coal, LLC ("Maben Coal") pursuant to the Securities Purchase Agreement dated August 8, 2022, with Appleton Coal, LLC. The purchase price was approximately $30.0 million, consisting of an initial payment of $9.0 million and proceeds from a new two-year loan in the amount of $21.0 million. The Company also paid approximately $1.7 million of transaction costs and recognized liabilities of $1.3 million on the closing date, primarily related to $1.2 million of cash bond replacement obligations incurred by the Company as part of the transaction. In October 2022, the Company paid off the $1.2 million cash bond replacement obligation to Appleton Coal, LLC, which has been included in the investing activities section of the statement of cash flows.

We acquired a large coal deposit on approximately 28 thousand leased acres located in Wyoming County and Raleigh County, West Virginia. We assumed existing mining permits issued by the West Virginia Department of Environmental Protection, which authorize mining by both surface and highwall mining methods as well as by underground methods. The property also has issued permits covering an existing haul road, as well as an active refuse disposal area together with a preparation plant and unit train loadout, neither of which had been constructed as of the closing date.

The acquisition of Maben Coal was accounted for as a purchase of assets due to substantially all of the fair value being concentrated in a single asset, the rights to leased metallurgical coal deposits. The total consideration of approximately $33.0 million was allocated to mining property and mineral rights ($30.6 million), capitalized mine development costs ($1.0 million), receivable for the right to recover cash bond replacement payments made by the Company as discussed above ($1.2 million), and recoupable royalties ($0.2 million). Refer to Note 7 for information regarding the acquisition financing.

Amonate Assets

In December 2021, we acquired what are referred to as the "Amonate Assets" from Coronado, pursuant to an asset purchase agreement. The acquisition, for a total cash consideration of $30 million, included a mine complex located in McDowell County, West Virginia and Tazewell County, Virginia adjacent and contiguous to the Company's existing Berwind Complex. The acquisition primarily consists of high quality, low and mid-vol metallurgical coal reserves and resources, much of which will be mined from the Company's Berwind Complex. Also purchased were several additional permitted mines and a currently idled 1.3-million-ton per annum capacity coal preparation plant.

NOTE 5—ASSET RETIREMENT OBLIGATIONS

We estimate asset retirement obligations ("ARO") for final reclamation based upon detailed engineering calculations of the amount and timing of the future cash spending for a third-party to perform the required work. Amounts recorded related to asset retirement obligations were as follows:

	December 31,	
(In thousands)	2022	2021
Balance at beginning of year	$ 22,549	$ 15,156
Additional asset retirement obligations acquired/incurred	1,440	6,919
Expenditures made	—	(62)
Accretion expense	1,115	615
Revisions to estimates	3,781	(79)
Balance at end of year	$ 28,885	$ 22,549

NOTE 6—ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses at December 31, 2022 consisted of accrued compensation and related benefits of $14.3 million, accrued purchases of $11.5 million, and various other liabilities. Accrued expenses at December 31, 2021 consisted of accrued compensation and related benefits of $5.6 million, accrued purchases of $2.8 million, and various other liabilities. The Company sponsors a defined contribution plan to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plan totaled $2.3 million, $1.2 million, and $0.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Other long-term liabilities were comprised primarily of worker's compensation and occupational disease obligations discussed below.

Workers' Compensation and Occupational Disease Obligations

We are self-insured for certain losses relating to workers' compensation claims and occupational disease obligations under the Federal Mine Safety and Health Act of 1969, as amended. We purchase insurance coverage to reduce our exposure to significant levels of these claims. Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred as of the balance sheet date using current and historical claims experience and certain actuarial assumptions. The occupational disease benefit obligation represents the present value of the actuarially computed liabilities for such benefits over the employees' applicable years of service. The occupational disease benefit liability was calculated using a discount rate of 5.60% and 3.26% at December 31, 2022 and 2021, respectively.

As of December 31, 2022, the estimated aggregate liability for uninsured claims totaled $3.6 million, including $1.5 million of occupational disease obligations. Of the aggregate liability, $2.7 million was included in other long-term liabilities within the consolidated balance sheets. As of December 31, 2021, the estimated aggregate liability for uninsured claims totaled $3.9 million, including $1.4 million of occupational disease obligations. Of the aggregate liability, $2.4 million was included in other long-term liabilities within the consolidated balance sheets.

NOTE 7—DEBT

Our outstanding debt consisted of the following:

	December 31,	
(In thousands)	2022	2021
Term loan	$ —	$ 3,334
Revolving Credit Facility	25,000	—
Equipment loans	8,396	7,679
Senior Notes, net	32,830	32,363
Financing of Ramaco Coal acquisition - Related party debt	40,000	—
Financing of Maben Coal acquisition	21,000	—
Total debt	$ 127,226	$ 43,376
Current portion of long-term debt	75,639	7,674
Long-term debt, net	$ 51,587	$ 35,702

Revolving Credit Facility and Term Loan—On November 2, 2018, we entered into a Credit and Security Agreement (as amended or amended and restated) with KeyBank National Association ("KeyBank"), as the administrative agent, and other lenders party thereto. The Credit Agreement was amended on February 20, 2020 and March 19, 2021. On October 29, 2021, we entered into the Amendment and Restatement with KeyBank. Prior to the Amendment and Restatement, the Credit Agreement consisted of the $10.0 million Term Loan and up to $30.0 million revolving line of credit, including $3.0 million letter of credit availability. The Amendment and Restatement increased the overall availability under the revolving credit line to $40.0 million and extended the maturity date to December 31, 2024. All personal property assets, including, but not limited to accounts receivable, coal inventory and certain mining equipment are pledged to secure the Revolving Credit Facility. On April 29, 2022, we entered into the First Amendment to the Amended and Restated Credit and Security Agreement with KeyBank to allow for the Ramaco Coal acquisition. On September 23, 2022, we entered into a Second Amendment to the Amended and Restated Credit and Security Agreement with KeyBank to allow for the Maben Coal acquisition.

The Revolving Credit Facility has a maturity date of December 31, 2024 and bears interest based on the Secured Overnight Financing Rate ("SOFR") + 2.0% or Base Rate + 1.5%. "Base Rate" is the highest of (i) KeyBank's prime rate, (ii) Federal Funds Effective Rate + 0.5%, or (iii) SOFR + 2.0%. Advances under the Revolving Credit Facility are made initially as Base Rate loans but may be converted to SOFR rate loans at certain times at our discretion. At December 31, 2021, the borrowing base was $38.5 million and there were $25.0 million of borrowings outstanding under the facility, leaving $13.5 million of remaining availability.

The Term Loan is secured under a Master Security Agreement with a pledge of certain underground and surface mining equipment, bears interest at LIBOR + 5.15% and is required to be repaid in monthly installments of $278 thousand including accrued interest. The term loan was repaid in full as of December 31, 2022.

The Credit Agreement contains usual and customary covenants including limitations on liens, additional indebtedness, investments, restricted payments, asset sales, mergers, affiliate transactions and other customary limitations, as well as financial covenants. At December 31, 2022, we were in compliance with all financial covenants under the Credit Agreement.

Key Equipment Finance Loan—On April 16, 2020, we entered into an equipment loan with Key Equipment Finance, a division of KeyBank, as lender, in the principal amount of approximately $4.7 million for the financing of existing underground and surface equipment (the "Equipment Loan"). The Equipment Loan bears interest at 7.45% per annum and is payable in 36 monthly installments of $147 thousand. There is a 3% premium for prepayment of the note within the first 12 months. This premium declines by 1% during each successive 12-month period. The outstanding principal balance was $0.6 million at December 31, 2022.

J. H. Fletcher & Co. Loan—On July 23, 2021 and November 24, 2021, we entered into equipment loans with J. H. Fletcher & Co., as lender, in the principal amount of approximately $0.9 million and $3.9 million, respectively, for the financing of underground equipment (the "Fletcher Equipment Loan"). The Fletcher Equipment Loan bears interest at 0% per annum and is payable in 24 monthly installments totaling $200 thousand. In the third quarter of 2022, we obtained additional equipment loans of $4.4 million. The 2022 loans bear no interest and are payable in 24 monthly installments of $195 thousand. The total outstanding principal balance of the Fletcher Equipment Loans was $6.1 million at December 31, 2022.

Komatsu Financial Limited Partnership Loan—On August 16, 2021, we entered into an equipment loan with Komatsu Financial Limited Partnership, as lender, in the principal amount of approximately $1.0 million for the financing of surface equipment (the "Komatsu Equipment Loan"). The Komatsu Equipment Loan bears interest at 4.6% per annum and is payable in 36 monthly installments of $36 thousand for the first six months and then at $28 thousand until maturity. The outstanding principal balance of the Komatsu Equipment Loan was $0.5 million at December 31, 2022.

Brandeis Machinery & Supply Company—On January 11, 2022, we entered into equipment loans with Brandeis Machinery & Supply Company, as lender, in the principal amount of $1.4 million for the financing of surface equipment (the "Brandeis Equipment Loans"). The Brandeis Equipment Loans bear interest at 4.8% per annum and are payable in 48 monthly installments. Additional equipment loans of $0.6 million were entered into during October 2022. The outstanding principal balance of the Brandeis Equipment Loans was $1.2 million at December 31, 2022.

9.00% Senior Unsecured Notes due 2026—On July 13, 2021, we completed an offering of $34.5 million, in the aggregate, of the Company's 9.00% Senior Unsecured Notes due 2026 (the "Senior Notes"), less $2.4 million for issuance costs. The Senior Notes mature on July 30, 2026, unless redeemed prior to maturity. The Senior Notes bear interest at a rate of 9.00% per annum, payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on July 30, 2021. We may redeem the Senior Notes in whole or in part, at our option, at any time on or after July 30, 2023, or upon certain change of control events, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption. Issuance costs for the Senior Notes included underwriters' fees, attorney, accounting and filing costs totaling $2.4 million. These issuance costs are reported as a debt discount which is being amortized over the Senior Notes term using an effective rate method. The outstanding principal remains at $34.5 million; however, the balance of the Senior Notes reported at December 31, 2022 was $32.8 million, which is net of unamortized discounts and issuance costs of $1.7 million. The effective interest rate is approximately 10.45%.

Ramaco Coal Deferred Purchase Price—On April 29, 2022, we acquired the assets of Ramaco Coal (see Note 4) and entered into an agreement whereby an investment fund managed by Yorktown Partners, as lender, provided financing for the acquisition in the principal amount of $55.0 (the "Ramaco Coal Loan"). The Ramaco Coal Loan bears interest at 9% per annum and is payable in seven quarterly installments of $5 million for each remaining quarter in 2022 and $10 million for each quarter in 2023 until maturity. The outstanding principal balance of the Ramaco Coal Loan was $40.0 million at December 31, 2022 and is secured by the membership interests of Ramaco Coal, LLC. In the event we make an initial public offering of the equity interests of all or substantially all of the acquired assets of Ramaco Coal, the seller shall have the option to convert up to fifty percent (50%) of the then outstanding principal balance, not to exceed $30 million, into a proportionate equity ownership in such initial public offering.

Financing of Maben Coal Acquisition – On September 23, 2022, we acquired 100% of the equity interests of Maben Coal, LLC (see Note 4) and entered into a secured loan with Investec Bank PLC in the amount of $21.0 million to pay a portion of the purchase price. The loan bears interest at the applicable secured overnight financing rate ("SOFR") plus a margin of 3.0% payable in cash, compounded monthly. Beginning in January 2023, the Company must start making monthly repayments of the outstanding principal in the amount of $800 thousand per month until the maturity date of September 23, 2024. The outstanding principal balance was $21.0 million at December 31, 2022.

The loan contains certain financial covenants, including minimum cash balance, leverage ratio, and interest coverage ratio requirements. At December 31, 2022, we were in compliance with the financial covenants related to the loan.

Current portion of long-term debt – The current portion of the Company's outstanding debt was made up of $20.0 million under the Revolving Credit Facility, which was paid shortly after the balance sheet date, as well as $6.0 million of equipment loans, $40.0 million of related party debt associated with the Ramaco Coal acquisition, and $9.6 million of financing associated with the Maben Coal acquisition.

SBA Paycheck Protection Program Loan— On April 20, 2020, we received proceeds from the PPP Loan in the amount of $8.4 million from KeyBank, as lender, pursuant to the PPP of the CARES Act. The purpose of the PPP is to encourage the continued employment of workers. We used all of the PPP Loan proceeds for eligible payroll expenses, lease, interest and utility payments. We recognized $8.4 million of other income during 2020 for the anticipated full forgiveness of Paycheck Protection Program loan we received. On July 29, 2021, we were notified by KeyBank that full forgiveness had been approved by the SBA. There were no amounts outstanding as of December 31, 2022 and 2021.

Insurance financing—In the fourth quarter of 2022, the Company financed premium payments of $5.6 million associated with various insurance policies, which must be repaid to a third-party finance company in monthly installments over a one-year term. The outstanding debt balance was $4.6 million at December 31, 2022, which is not reflected in the tables above or below. The total unamortized asset balance associated with upfront payments of insurance premiums to insurance carriers was $5.1 million at December 31, 2022, and was included in Prepaid expenses and other on the Consolidated Balance Sheet.

Maturities of our debt, which include $1.7 million of discounts and issuance costs to be accreted over future periods, are as follows:

(In thousands)

Years ending December 31:	
2023	$ 75,639
2024	18,406
2025	351
2026	34,500
2027	—
Total debt	$ 128,896

NOTE 8—LEASES

The Company has various finance leases for mining equipment, which are generally for terms up to 36 months and expire through 2025. In addition, we have one operating lease for office space with a term of approximately five years that runs through 2027.

Amortization of right of use assets associated with finance leases was $4.8 million, $1.1 million, and $0.0 million in 2022, 2021, and 2020, respectively, as discussed in Note 3. Interest expense recognized for financing lease liabilities was $0.4 million, $0.1 million, and $0.0 million in 2022, 2021, and 2020, respectively. Operating lease expense was $0.2 million in 2022 and $0.1 million per year in 2021 and 2020.

Right-of-use assets and lease liabilities are determined as the present value of the lease payments, discounted using either the implicit interest rate in the lease or our estimated incremental borrowing rate based on similar terms, payments and the economic environment where the leased asset is located. Below is a summary of our leases:

(In thousands)	Classification	December 31, 2022		December 31, 2021	
Right-of-use assets					
Financing	Financing lease right-of-use assets, net	$	12,905	$	9,128
Operating	Other assets		694		25
Total right-of-use assets		$	13,599	$	9,153
Current lease liabilities					
Financing	Current portion of financing lease obligations	$	5,969	$	3,461
Operating	Accrued expenses		122		25
Non-current lease liabilities					
Financing	Long-term portion of financing lease obligations	$	4,917	$	4,599
Operating	Other long-term liabilities		585		—
Total lease liabilities		$	11,593	$	8,085

Minimum lease payments for our lease obligations are as follows:

	December 31, 2022					
(In thousands)	Financing		Operating		Total	
Future minimum lease payments:						
2023	$	6,302	$	161	$	6,463
2024		4,005		161		4,166
2025		1,032		164		1,196
2026		—		168		168
2027		—		168		168
Total undiscounted lease payments		11,339		822		12,161
Less: Amounts representing interest		(453)		(115)		(568)
Present value of lease obligations	$	10,886	$	707	$	11,593
Weighted average remaining term (years)		2.0		5.0		
Weighted average discount rate		4.2%		6.0%		

Coal Leases and Associated Royalty Commitments—Leases of mineral reserves and related land leases are exempt from the lease accounting requirements addressed above. Refer to Note 10 for information regarding coal leases and associated royalty commitments.

NOTE 9—EQUITY

We are authorized to issue up to a total of 260,000,000 shares of common stock and 50,000,000 shares of preferred stock, each having a par value of $0.01 per share. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and to receive ratably in proportion to the shares of common stock held by them any dividends declared from time to time by the board of directors. Our common stock has no preferences or rights of conversion, exchange, pre-exemption or other subscription rights.

The Company routinely allows employees to surrender common stock to pay estimated taxes upon the vesting or exercise of stock-based compensation awards. The value of common stock tendered by employees is determined based on the price of the Company's common stock at the time of relinquishment. There were no other repurchases of common shares.

Stock-Based Compensation Awards

Our Long-Term Incentive Plan ("LTIP") is currently authorized by shareholders for the issuance of awards of up to approximately 10.9 million shares of common stock. As of December 31, 2022, there were approximately 5.4 million shares of common stock available for grant under the LTIP, which includes 4.0 million authorized shares that became effective on February 23, 2022. Additionally, granted but unvested shares are forfeited upon termination of employment, unless an employee enters into another written arrangement, and may not be sold, assigned, transferred, pledged or otherwise encumbered.

As of December 31, 2022, we had four types of stock-based awards outstanding: stock options, restricted stock, restricted stock units, and performance stock units. Stock-based compensation expense for all stock-based awards totaled $8.2 million in 2022, $5.3 million in 2021, and $4.1 million in 2020.

Options—We granted options for the purchase of a total of 937,424 shares of our common stock for $5.34 per share to two executives on August 31, 2016. The options have a ten-year term from the grant date and are fully vested. During the third quarter of 2022, 20,000 options with an intrinsic value of $0.124 million were exercised, leaving a balance of 917,424 options. The remaining options are outstanding and unexercised and were in-the-money at December 31, 2022 with an intrinsic value of $3.2 million. No compensation expense was recognized for these awards in 2022, 2021, or 2020 as the awards became fully vested in previous years.

The following table summarizes the remaining stock-based awards outstanding, as well as activity for the periods:

	Restricted Stock		Restricted Stock Units		Performance Stock Units	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2020	2,845,525	4.28	—	—	—	—
Granted	1,592,659	4.37	—	—	—	—
Vested	(567,135)	6.55	—	—	—	—
Forfeited	(129,279)	4.11	—	—	—	—
Outstanding at December 31, 2021	3,741,770 $	3.98	— $	—	— $	—
Granted	214,363	14.59	248,706	15.65	248,706	22.21
Vested	(809,539)	6.57	(82,903)	15.65	—	—
Forfeited	(637)	15.65	—	—	—	—
Outstanding at December 31, 2022	3,145,957 $	4.04	165,803 $	15.65	248,706 $	22.21

The total fair value of awards vested was $11.0 million during 2022, $5.1 million during 2021, and $1.5 million during 2020.

Restricted Stock—We grant shares of restricted stock to certain senior executives, key employees and directors. These shares vest over approximately one to three and a half years from the date of grant. During the vesting period, the participants have voting rights and may receive dividends. Upon vesting, the restricted stock becomes unrestricted common shares. The fair value of the restricted stock on the date of the grant during 2022, which averaged $14.59 per share, is amortized ratably over the service period. At December 31, 2022, there was $5.0 million of total unrecognized compensation cost related to unvested restricted stock to be recognized over a weighted-average period of 0.8 years. The fair value of restricted stock awards that vested during 2022 was $10.3 million. The fair value of the outstanding restricted stock awards was $27.7 million based on the year-end 2022 closing stock price.

In December 2019, we entered into modification agreements with 14 executives and employees holding 1.4 million shares of unvested restricted stock whereby the vesting periods for these share grants was extended an additional six months. In exchange for the modification, we made an additional restricted stock grant to each of these executives and employees. In all, we granted 22,000 additional restricted shares in the modification. Incremental compensation costs associated with these modifications totaled $0.8 million and was recognized during 2020.

Restricted Stock Units—We grant shares of restricted stock units to certain senior executives and key employees. These share units vest ratably over approximately three years from the date of grant. During the vesting period, the participants have no voting rights and no dividend rights; however, participants are entitled to receive dividend equivalents, which shall be subject to the same conditions applicable to the units and payable at the time the units vest. Upon vesting and within 30 days thereafter, the recipient will receive one share of common stock for each stock unit.

The 248,706 restricted stock units granted during 2022 are linked to the Company's common stock value which was fair valued on the date of grant at $15.65 per share and is recognized ratably over the service period. At December 31, 2022, there was $2.7 million of total unrecognized compensation cost related to unvested restricted stock units to be recognized over the next two years. The fair value of restricted stock unit awards that vested during 2022 was $0.7 million. The fair value of the outstanding restricted stock unit awards was $1.5 million based on the year-end 2022 closing stock price.

Performance Stock Units—We grant shares of performance stock units to certain senior executives and key employees. These share units cliff-vest approximately three years from the date of grant based on the achievement of targeted performance levels related to pre-established relative total shareholder return goals. These performance stock units have the potential to be earned from 0% to 200% of target depending on actual results. During the vesting period, the participants have no voting rights and no dividend rights; however, participants are entitled to receive dividend equivalents, which shall be subject to the same conditions applicable to the units and payable at the time the units vest. Upon vesting and within 30 days thereafter, the recipient will receive one share of common stock for each stock unit.

The Company's 248,706 performance stock units were valued relative to the stock price performance of a peer group of companies, which was fair valued at $22.21 per share at the date of grant based on a Monte Carlo simulation. The fair value of the performance stock units on the date of the grant is recognized ratably over the service period. At December 31, 2022, there was $3.8 million of total unrecognized compensation cost related to unvested performance stock units to be recognized over the next two years. The intrinsic value of the outstanding performance stock units, at target, was $2.2 million at December 31, 2022.

Dividends

On February 18, 2022, the Company announced that its Board of Directors approved an increase in its initial quarterly cash dividend to $5.0 million from the formerly approved $2.5 million that was declared and accrued in December 2021. Dividends in the amount of $5.0 million, or approximately $0.11 per share of common stock, were paid on March 15, 2022, to shareholders of record on March 1, 2022.

Dividends in the amount of $5.0 million, or approximately $0.11 per share of common stock, were paid on June 15, 2022, to shareholders of record on June 1, 2022.

Dividends in the amount of $5.0 million, or approximately $0.11 per share of common stock, were paid on September 15, 2022, to shareholders of record on September 1, 2022.

Dividends in the amount of $5.0 million, or approximately $0.11 per share of common stock, were paid on December 15, 2022, to shareholders of record on December 1, 2022.

On December 8, 2022, the Company announced that its Board of Directors declared a quarterly cash dividend of approximately $0.1250 per share of common stock. Dividends of $5.5 million were accrued in December 2022, and are payable on March 15, 2023, to shareholders of record on March 1, 2023.

For the full year 2022, the Company recognized $23.1 million of cash dividends declared against retained earnings, including $5.5 million that were unpaid as of December 31, 2022. For the full year 2022, the Company paid $20.0 million of dividends, including $2.5 million that were accrued at December 31, 2021.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Environmental Liabilities—Environmental liabilities are recognized when the expenditures are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Generally, such recognition would coincide with a commitment to a formal plan of action. No amounts have been recognized for environmental liabilities.

Surety Bond—In accordance with state laws, we are required to post reclamation bonds to assure that reclamation work is completed. We also have a small amount of surety bonds that secure performance obligations. Bonds outstanding at December 31, 2022 totaled approximately $25.9 million.

Coal Leases and Associated Royalty Commitments—We lease coal reserves under agreements that require royalties to be paid as the coal is mined and sold. Many of these agreements require minimum annual royalties to be paid regardless of the amount of coal mined and sold. Total royalty expense was $34.2 million, $18.5 million, and $11.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. These agreements generally have terms running through exhaustion of all the mineable and merchantable coal covered by the respective lease. Royalties or throughput payments are based on a percentage of the gross selling price received for the coal we mine. Minimum royalty obligations under coal leases total $27.1 million and are broken down as follows: $3.3 million for 2023, $3.3 million for 2024, $3.4 million for 2025, $3.1 million for 2026, $2.9 million for 2027, and $11.1 million thereafter. Please refer to Note 12 for information regarding related party transactions.

Contingent Transportation Purchase Commitments—We secure the ability to transport coal through rail contracts and export terminals that are sometimes funded through take-or-pay arrangements. As of December 31, 2022, the Company's remaining commitments under take-or-pay arrangements expiring through March 31, 2024 totaled $5.1 million, the majority of which are expected to be satisfied in one year. The level of these commitments will be reduced at a per ton rate as such rail and export terminal services are utilized against the required minimum tonnage amounts over the contract term stipulated in such rail and export terminal contracts. No amounts have been recognized as contingent liabilities related to take-or-pay arrangements.

Litigation—From time to time, we are subject to various litigation and other claims in the normal course of business. No amounts have been accrued in the consolidated financial statements with respect to any matters.

On November 5, 2018, one of our three raw coal storage silos that fed our Elk Creek plant experienced a partial structural failure. A temporary conveying system completed in late-November 2018 restored approximately 80% of our plant capacity. We completed a permanent belt workaround and restored the preparation plant to its full processing capacity in mid-2019. Our insurance carrier, Federal Insurance Company, disputed our claim for coverage based on certain exclusions to the applicable policy and, therefore, on August 21, 2019, we filed suit against Federal Insurance Company and Chubb INA Holdings, Inc. in Logan County Circuit Court in West Virginia seeking a declaratory judgment that the partial silo collapse was an insurable event and to require coverage under our policy. Defendants removed the case to the United States District Court for the Southern District of West Virginia, and upon removal, we substituted ACE American Insurance Company as a defendant in place of Chubb INA Holdings, Inc. The trial in the matter commenced on June 29, 2021, in Charleston, West Virginia. On July 15, 2021, the jury returned a verdict in our favor for $7.7 million in compensatory damages and on July 16, 2021, made an additional award of $25.0 million for inconvenience and aggravation. On August 12, 2021, the defendants filed a post-trial motion for judgment as a matter of law or in the alternative to alter or amend the judgment or for a new trial. The parties fully briefed the motion, and it stood submitted on August 31, 2021. On March 4, 2022, the court entered its memorandum opinion and order on the motion reducing the jury award to a total of $1.8 million, including pre-judgment interest, based largely on the court's decision to vacate and set aside, in its entirety, the jury award of damages for inconvenience and aggravation. The same day, the court entered the judgment in accordance with the memorandum opinion and order.

On April 1, 2022, we filed a notice of appeal with the U.S. Court of Appeals for the Fourth Circuit. The matter has been fully briefed by the parties, and the court heard oral argument on January 27, 2023. The matter is now pending before the court.

NOTE 11—REVENUES

Our revenue is derived from contracts for the sale of coal and is recognized when the performance obligations under the contracts are satisfied, which is at the point in time control is transferred to our customer. Generally, domestic sales contracts have terms of about one year and the pricing is typically fixed. Export sales have spot or term contracts, and pricing can be either a fixed price or a price derived against index-based pricing mechanisms. Sales completed with delivery to an export terminal are reported as export revenue. Disaggregated information about our revenue is presented below:

(In thousands)	2022	2021	2020
Coal Sales			
North American revenue	$ 328,322	$ 143,946	$ 119,981
Export revenue, excluding Canada	237,366	139,448	48,934
Total revenue	$ 565,688	$ 283,394	$ 168,915

Fourth quarter 2022 revenue that can be derived from the Company's periodic filings includes a $2.8 million downward adjustment to revenue related to performance obligations that were satisfied in the previous quarter. This adjustment was due to the true-up of the Company's previous estimate of certain provisional pricing provisions.

As of December 31, 2022, the Company had outstanding performance obligations of approximately 1.5 million tons for contracts with fixed sales prices averaging $202 per ton, excluding freight, which will generally be satisfied within the next year, and 0.7 million tons for contracts with index-based pricing mechanisms. Index-based prices have not been estimated for the purpose of disclosing remaining performance obligations as permitted under the revenue recognition guidance when variable consideration is allocated entirely to a wholly unsatisfied performance obligation.

Sales into individual foreign countries equaling or exceeding 10% of our total revenues included Canada and South Africa at 12% and 10%, respectively, for 2022.

NOTE 12—RELATED PARTY TRANSACTIONS

Mineral Lease and Surface Rights Agreements—Prior to the acquisition of Ramaco Coal, as discussed in Note 4, much of the coal reserves and surface rights that we controlled were acquired through a series of mineral leases and surface rights agreements with Ramaco Coal, who was a related party. Production royalties payable to Ramaco Coal in the amount of $0.4 million were included in accounts payable on the December 31, 2021 consolidated balance sheet. Royalties paid to Ramaco Coal in 2022, prior to the acquisition, totaled $3.1 million. Royalties paid to Ramaco Coal in 2021 and 2020 totaled $5.7 million and $4.5 million, respectively.

Administrative Services—Also prior to the acquisition of Ramaco Coal, the Company and Ramaco Coal agreed to share the services of certain of each company's employees pursuant to a Mutual Service Agreement, dated December 22, 2017, and effective as of March 31, 2017. Each party will pay the other a fee on a quarterly basis for such services calculated as the annual base salary of each employee providing services multiplied by the percentage of time each employee spent providing services for the other party. Year-to-date charges to Ramaco Coal in 2022, prior to the acquisition, were $44 thousand. Charges to Ramaco Coal were $0.1 million in 2021 and $0.2 million in 2020.

Legal Services—Some of the professional legal services we receive are provided by Jones & Associates ("Jones"), a related party. Legal services paid to Jones in 2022 and 2021 totaled $0.8 million and zero, respectively.

Ramaco Coal Deferred Purchase Price—As part of the financing of the acquisition of Ramaco Coal, as discussed in Note 4, we incurred interest expense of $3.0 million in 2022. The outstanding principal balance of the Ramaco Coal Loan was $40.0 million at December 31, 2022. Refer to Note 7 for additional information regarding the terms of the financing.

Ramaco Foundation--The Company made a charitable cash contribution of $1.0 million during 2022 to the Ramaco Foundation, which was recognized in other income (expense), net, on the income statement. The Ramaco Foundation is an unconsolidated not-for-profit organization whose board of directors includes several members of the Company's management and board of directors.

NOTE 13—INCOME TAXES

Income tax expense (benefit) consisted of the following:

(In thousands)	Years ended December 31,		
	2022	2021	2020
Current taxes:			
Federal	$ 517	$ —	$ —
State	407	3	19
Current taxes	924	3	19
Deferred taxes:			
Federal	28,389	6,518	(3,164)
State	840	(1,874)	(339)
Deferred taxes	29,229	4,644	(3,503)
Provision for income tax expense (benefit), net	$ 30,153	$ 4,647	$ (3,484)

The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes were as follows:

(In thousands)	Years ended December 31,		
	2022	2021	2020
Income taxes computed at the federal statutory rate	$ 30,701	$ 9,325	$ (1,762)
Effect of:			
State taxes, net of federal benefits	1,422	796	(253)
State tax rate changes, net of federal benefits	(546)	(2,274)	—
Percentage depletion	(3,314)	(3,363)	(714)
PPP Loan forgiveness	—	—	(1,773)
Stock-based compensation	(1,499)	(194)	473
162(m) compensation limitation	3,481	—	—
Other, net	(92)	357	545
Total	$ 30,153	$ 4,647	$ (3,484)

Deferred tax assets and liabilities were as follows:

(In thousands)	December 31,	
	2022	2021
Deferred tax assets:		
Loss carryforwards U.S. - Federal/States	$ 6,598	$ 15,975
Asset retirement obligations	6,359	5,175
Accrued expenses	3,257	744
Stock-based compensation	2,249	2,331
Total deferred tax assets	18,463	24,225
Deferred tax liabilities:		
Depreciation & amortization	(54,100)	(30,631)
Net deferred tax liabilities	$ (35,637)	$ (6,406)

As of December 31, 2022, our federal net operating loss carryforwards were approximately $24 million. Total state loss carryforwards were approximately $32 million. The Company's net operating loss carryforwards have no statutory expiration.

Cash paid for income taxes totaled $15.5 million in 2022. The Company recognized an income tax receivable of $14.6 million included in prepaid expenses and other current assets at December 31, 2022.

NOTE 14—EARNINGS (LOSS) PER SHARE

The following table is a calculation of the net earnings (loss) per basic and diluted share:

| | Years ended December 31, | | |
(In thousands, except per share amounts)	2022	2021	2020
Numerator			
Net income (loss)	$ 116,042	$ 39,759	$ (4,907)
Denominator			
Weighted average shares used to compute basic earnings per share	44,164	43,964	42,460
Dilutive effect of stock option awards	532	293	—
Dilutive effect of restricted stock units	6		
Weighted average shares used to compute diluted earnings per share	44,702	44,257	42,460
Earnings (loss) per share			
Basic	$ 2.63	$ 0.90	$ (0.12)
Diluted	$ 2.60	$ 0.90	$ (0.12)

Diluted EPS for 2022 excludes 248,706 of target performance stock units based on the guidance for contingently issuable shares, which requires exclusion when, based on current period results, the shares would not be issuable if the end of the reporting period were the end of the contingency period. Refer to Note 9 for additional information regarding performance stock unit awards. Diluted EPS for 2020 excludes 937,424 options to purchase our common stock because their effect would be anti-dilutive.

NOTE 15—SUBSEQUENT EVENTS

Shortly after the balance sheet date, the Company repaid $20 million of the $25 million of borrowings under the Revolving Credit Facility using funds from current operations. At a later date, on February 15, 2023, the Company entered into the Second Amended and Restated Credit and Security Agreement, which includes multiple lending parties and provides additional borrowing capacity compared to the facility utilized in 2022. The new facility, which has a maturity date of February 15, 2026, provides an initial aggregate revolving commitment of $125.0 million as well as an accordion feature of $50 million subject to certain terms and conditions, including lender's consent. The aggregate revolving commitment had a borrowing base of $66.3 million at the closing date of the new facility after consideration of collateral and reserve requirements. The Company utilized the new facility to borrow an additional $20 million and used $10 million of the proceeds to pay down related-party debt associated with the acquisition of Ramaco Coal. The remaining availability under the new facility was $41.3 million at the closing date after outstanding borrowings of $25.0 million.

Revolving loans under the new facility bear interest at either the base rate plus 1.50% or the Secured Overnight Financing Rate plus 2.00%. The base rate equals the highest of the administrative agent's prime rate, the Federal Funds Effective Rate plus 0.5%, or 3%.

The terms of the new facility include covenants limiting the ability of the Company to incur additional indebtedness, make investments or loans, incur liens, consummate mergers and similar fundamental changes, make restricted payments, and enter into transactions with affiliates. The terms of the new facility also contain a financial covenant that requires the Company to maintain a fixed charge coverage ratio of not less than 1.10:1.00 calculated as of the last day of each fiscal quarter starting with the first quarter of 2023. The new facility also contains certain compensating balance requirements, which include that the Company maintain an average daily cash balance of $5 million, as determined on a monthly basis, to assure future credit availability.

* * * * *

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our chief executive officer, who serves as our principal executive officer, and chief financial officer, who serves as our principal financial officer, the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) and 15d - 15(e) under the Exchange Act), as of December 31, 2022. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures, and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective based on this evaluation.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment. Our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on this assessment and these criteria.

Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, MCM (PCAOB ID: 2276), has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting. There were no significant changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures. We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

Our senior members of management do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

None.

Item 9C. Disclosures Regarding Foreign Jurisdiction that Prevent Inspections.

None.

**PART III**

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be filed with the SEC within 120 days after the close of our fiscal year.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be filed with the SEC within 120 days after the close of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be filed with the SEC within 120 days after the close of our fiscal year.

Item 13. Certain Relationships and Related Persons Transactions

The information required by this Item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be filed with the SEC within 120 days after the close of our fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be filed with the SEC within 120 days after the close of our fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *The following documents are filed as part of this Annual Report*:

(1) Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as of December 31, 2022 and 2021

Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021, and 2020

Consolidated Statements of Equity for the Years Ended December 31, 2022, 2021, and 2020

Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit Number	Description
2.1	Master Reorganization Agreement, dated February 1, 2017, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ramaco Merger Sub, LLC and the other parties named therein (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 7, 2017)
2.2	Purchase and Sale Agreement, dated February 23, 2022, by and among Ramaco Development, LLC, Ramaco Resources, Inc., Ramaco Coal Holdings, LLC, and Ramaco Coal, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the SEC on February 24, 2022)
2.3	Securities Purchase Agreement, dated as of August 8, 2022, between Ramaco Development, LLC and Appleton Coal LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38003) filed with the SEC on August 8, 2022
2.4	Asset Purchase Agreement, dated as of October 26, 2021, among Ramaco Resources, Inc., Coronado IV LLC, Buchanan Minerals, LLC and Buchanan Mining Company, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on October 26, 2021)
3.1	Amended and Restated Certificate of Incorporation of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
3.2	Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
3.3	Amendment No. 1 to the Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 15, 2020)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
4.2	Registration Rights Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
4.3	Shareholders' Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc., Yorktown Energy Partners IX, L.P., Yorktown Energy Partners X, L.P., Yorktown Energy Partners XI, L.P., Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP, and ECP Mezzanine B (Ramaco IP), LP. (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
*4.4	Description of Securities
4.5	Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)
4.6	First Supplemental Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)
4.7	Form of 9.00% Senior Note due 2026 (incorporated by reference to Exhibit 4.2.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021)
†10.1	Ramaco Resources, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (File No. 333-215913) filed with the Commission on February 6, 2017)
10.2	Berwind Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.3	Elk Creek Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.4	Indemnification Agreement, dated August 20, 2015, by and between Ramaco Coal, LLC and Ramaco Development, LLC (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.5	RAM Mine Mutual Cooperation Agreement, dated August 20, 2015, by and between RAM Mining, LLC and Ramaco Northern Appalachia, LLC (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.6	Promissory Note, dated August 31, 2016, by and between Ramaco Development, LLC, as maker, and Ramaco Coal, LLC, as noteholder (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.7	Corporate Guaranty, dated August 20, 2015, by and between Ramaco Coal, LLC, as guarantor, and RAMACO Development, LLC as oblige (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.8	Corporate Guaranty, dated August 20, 2015, by and between RAMACO Development, LLC, as guarantor, and Ramaco Coal, LLC, as oblige (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.9	Berwind Sublease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.10	First Amendment to Berwind Lease Agreement and Sublease, dated February 2016, by and among Berwind Land Company, Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.11	Second Amendment to Berwind Sublease, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.12	Third Amendment to Berwind Lease Agreement and Consent to Sublease, dated December 19, 2017, by and between Berwind Land Company and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)
10.13	Elk Creek Coal Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.14	Amendment No. 1 to Elk Creek Coal Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.14 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.15	Amendment No. 2 to Elk Creek Coal Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.15 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.16	Amendment No. 3 to Elk Creek Coal Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.17	Amendment No. 4 to Elk Creek Coal Lease Agreement, dated January 12, 2017, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)
10.18	Amendment No. 5 to Elk Creek Coal Lease Agreement, dated September 28, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)

10.19	Amendment No. 6 to Elk Creek Coal Lease Agreement, dated December 21, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)
10.20	Amendment No. 7 to Elk Creek Coal Lease Agreement, dated February 1, 2019, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K (File No. 333-215913) filed with the Commission on February 20, 2020)
10.21	Elk Creek Surface Rights Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.22	Amendment No. 1 to Elk Creek Surface Rights Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.23	Amendment No. 2 to Elk Creek Surface Rights Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.24	Amendment No. 3 to Elk Creek Surface Rights Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.25	Mutual Services Agreement, dated December 22, 2017, by and between Ramaco Development, LLC and Ramaco Coal, LLC (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on March 21, 2018)
10.26	NRP Sublease Agreement, dated August 19, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.27	Amendment No. 1 to NRP Sublease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.25 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.28	Amended and Restated Lease Agreement, dated August 20, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC, RAM Mining, LLC and RAMACO Mining, LLC (incorporated by reference to Exhibit 10.26 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.29	Amendment No. 1 to Amended and Restated Lease Agreement, dated December 31, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.27 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)

10.30	Amendment No. 2 to Amended and Restated Lease Agreement, dated March 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.28 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
10.31	Amendment No. 3 to Amended and Restated Lease Agreement, dated August 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.29 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
†10.32	Ramaco Development, LLC 2016 Membership Unit Option Plan (incorporated by reference to Exhibit 10.30 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
†10.33	Form of Ramaco Resources, Inc. Stock Option Notice and Agreement (incorporated by reference to Exhibit 10.31 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
†10.34	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.32 of the Company's Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016)
†10.35	Indemnification Agreement (Randall Atkins) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.36	Indemnification Agreement (Michael Bauersachs) (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.37	Indemnification Agreement (Mark Clemens) (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.38	Indemnification Agreement (Patrick C. Graney) (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.39	Indemnification Agreement (W. Howard Keenan, Jr.) (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.40	Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.41	Indemnification Agreement (Bryan H. Lawrence) (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.42	Indemnification Agreement (Tyler Reeder) (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)
†10.43	Indemnification Agreement (Marc Solochek) (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.44   Indemnification Agreement (Richard M. Whiting) (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.45   Indemnification Agreement (Michael Windisch) (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017)

†10.46   Indemnification Agreement (Bruce E. Cryder) (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 5, 2017)

†10.47   Indemnification Agreement (Christopher L. Blanchard) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 29, 2017)

†10.48   Indemnification Agreement (Peter Leidel) (incorporated by reference to Exhibit 10.48 of the Company's Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.49   Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.49 of the Company's Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.50   Indemnification Agreement (C. Lynch Christian, III) (incorporated by reference to Exhibit 10.50 of the Company's Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020)

†10.51   Indemnification Agreement (Mahmud Riffat) (incorporated by reference to Exhibit 10.51 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

†10.52   Indemnification Agreement (David E. K. Frischkorn, Jr.) (incorporated by reference to Exhibit 10.52 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

†10.53   Indemnification Agreement (E. Forrest Jones, Jr.) (incorporated by reference to Exhibit 10.53 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

*†10.54   Indemnification Agreement (Aurelia Skipwith Giacometto) (incorporated by reference to Exhibit 10.54 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on April 1, 2022)

†10.55   Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

†10.56   Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Randall W. Atkins (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019)

†10.57   Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Michael D. Bauersachs (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019)

†10.58   Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Christopher L. Blanchard (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019)

†10.59   Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Jeremy R. Sussman (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019)

10.60   Credit and Security Agreement, dated November 22, 2019, by and among: (i) Key Equipment Finance, a division of Keybank National Association, as administrative agent, collateral agent, lender and issuer; (ii) such other lenders that are now or hereafter become a party thereto; and (iii) the Company, Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrower (incorporated by reference to Exhibit 10.57 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020)

10.61   Promissory Note dated April 20, 2020 by Ramaco Resources, Inc., Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrowers, and Key Equipment Finance, a Division of KeyBank National Association, as lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

10.62   Promissory Note dated April 16, 2020 by Ramaco Resources, Inc. in favor of KeyBank National Association (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020)

10.63   Ramaco Resources, Inc. Change in Control and Severance Plan, effective as of April 27, 2020 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 28, 2020)

10.64   Separation and Consulting Agreement, dated December 31, 2020, by and between Ramaco Resources, Inc. and Michael D. Bauersachs (incorporated by reference to Exhibit 10.65 of the Company's Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021)

10.65   Amended and Restated Credit and Security Agreement, dated October 29, 2021, by and among Ramaco Resources, Inc., Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as the borrowers, the lenders party thereto and KeyBank National Association, as the administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on November 2, 2021)

†10.66   First Amendment to the Ramaco Resources, Inc. Long-Term Incentive Plan. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 2, 2022)

+10.67   Loan Agreement, dated as of September 23, 2022, between Ramaco Development, LLC and Investec Bank PLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38003) filed with the SEC on September 26, 2022)

+10.68   First Amendment to Amended and Restated Credit and Security Agreement, dated April 29, 2022, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ram Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC, Ramaco Resources Land Holdings, LLC, and KeyBank National Association (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (Filed No. 001-38003) filed with the Commission on August 9, 2022)

+10.69 Second Amendment to Amended and Restated Credit and Security Agreement, dated September 23, 2022, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ram Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC, Ramaco Resources Land Holdings, LLC, and KeyBank National Association (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-38003) filed with the Commission on November 9, 2022)

+10.70 Second Amended and Restated Credit and Security Agreement, dated February 15, 2023, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ram Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC, Ramaco Resources Land Holdings, LLC, Maben Coal LLC, Carbon Resources Development, Inc., Ramaco Coal, Inc. as borrowers, the lenders party thereto and KeyBank National Association, as agent, lender, swing line lender, and the issuer (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 17, 2023)

16.1 Letter from Briggs & Veselka Co. to Securities and Exchange Commission dated January 21, 2022. (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on January 24, 2022)

16.2 Crowe LLP consent letter, dated April 20, 2022 (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 20, 2022)

*21.1 Subsidiaries of Ramaco Resources, Inc.

*23.1 Consent of MCM CPAs & Advisors LLP

*23.2 Consent of Weir International, Inc.

23.3 [Reserved]

*23.4 Consent of Crowe LLP

*23.5 Consent of Briggs & Veselka Co.

*31.1 Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002

*31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*95.1 Mine Safety Disclosure

*96.1 Mineral resource and reserve estimates at the Berwind Complex, dated March 9, 2023, with an effective date of December 31, 2022

*96.2 Mineral resource and reserve estimates at the Knox Creek Complex, dated March 9, 2023, with an effective date of December 31, 2022

96.3   Mineral resource and reserve estimates at the Elk Creek Complex, dated November 22, 2022, with an effective date of December 31, 2021 (incorporated by reference to Exhibit 96.2 of Amendment No. 1 to the Company's Annual Report on Form 10-K/A (File No. 001-38003) filed with the Commission on January 10, 2023)

*101   Interactive Data Files including the following information from the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in inline extensible business reporting language ("Inline XBRL"): (i) Cover Page Interactive Data and (ii) the Financial Statements listed on the first page of Item 8. The financial information contained in the XBRL-related documents is "unaudited" and "unreviewed."

*104   Cover Page Interactive Data File (formatted in Inline XBRL and included in the Interactive Data Files submitted under Exhibit 101).

---

*   Exhibit filed herewith.

** Exhibit furnished herewith.

†   Management contract or compensatory plan or agreement.

+ Certain schedules and similar attachments have been omitted in reliance on Item 601(a)(5) of Regulation S-K.

The Company will provide, on a supplemental basis, a copy of any omitted schedule or attachment to the SEC or its staff upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

March 14, 2023

By: /s/ Randall W. Atkins
Randall W. Atkins
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 14, 2023

By: /s/ Randall W. Atkins
Randall W. Atkins
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

March 14, 2023

By: /s/ Jeremy R. Sussman
Jeremy R. Sussman
Chief Financial Officer
(Principal Financial Officer)

March 14, 2023

By: /s/ John C. Marcum
John C. Marcum
Chief Accounting Officer
(Principal Accounting Officer)

March 14, 2023

By: /s/ Bryan H. Lawrence
Bryan H. Lawrence
Director

March 14, 2023

By: /s/ Richard M. Whiting
Richard M. Whiting
Director

March 14, 2023

By: /s/ Patrick C. Graney, III
Patrick C. Graney, III
Director

March 14, 2023

By: /s/ C. Lynch Christian III
C. Lynch Christian III
Director

March 14, 2023	By: /s/ Peter Leidel
	Peter Leidel
	Director
March 14, 2023	By: /s/ Aurelia Skipwith Giacometto
	Aurelia Skipwith Giacometto
	Director
March 14, 2023	By: /s/ David E. K. Frischkorn, Jr.
	David E. K. Frischkorn, Jr.
	Director
March 14, 2023	By: /s/ E. Forrest Jones, Jr.
	E. Forrest Jones, Jr.
	Director

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance.

We define Adjusted EBITDA as net income plus net interest expense, stock-based compensation, depreciation and amortization expenses and any transaction related costs. A reconciliation of net income to Adjusted EBITDA is included below. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.

(In thousands)	Year ended December 31,	
Reconciliation of Net Income to Adjusted EBITDA	**2019**	**2018**
Net income	$ 24,934	$ 25,074
Depreciation and amortization	19,521	12,423
Interest expense, net	1,193	1,427
Income taxes	5,163	113
EBITDA	50,811	39,037
Stock-based compensation	4,060	2,638
Accretion of asset retirement obligation	511	494
Adjusted EBITDA	$ 55,382	$ 42,169



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ELK CREEK OPERATIONS



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